FILE NO. 1-3431 REGULATION BW RULE 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION 100 F Street, N.E. Washington, D.C. 20549 REPORT OF INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT With respect to one or more proposed issues of debt securities of the Bank Filed pursuant to Rule 3 of Regulation BW Dated: September 23, 2026

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report. Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue. Item 7. Exhibit Exhibit A: Information Statement dated September 23, 2026.

Information Statement International Bank for Reconstruction and Development The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents. The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement. Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements: Note A and (2) all information is given as of June 30, 2026. AVAILABILITY OF INFORMATION This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgar.shtml. Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD’s main office at 1818 H Street, N.W., Washington,D.C. 20433, Attention: Capital Markets Department, tel:+1 2024772880, or to IBRD’s Tokyo office at Fukoku Seimei Building 14F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011, Japan, tel: +81 335976650. The Information Statement is also available on IBRD’s Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD’s website are not intended to be incorporated by reference in this Information Statement. September 23, 2026 Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed. 1

SUMMARY INFORMATION As of June 30, 2026, unless otherwise indicated The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its 189 member countries. IBRD provides financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. The six largest shareholders of IBRD are the United States (with 15.98% of the total voting power), Japan (6.88%), China (5.75%), Germany (4.09%), and France and the United Kingdom (with 3.75% each). As one of the WBG entities, IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet. Central to this mission is job creation, recognized as a key driver of sustainable development. The WBG's approach to job creation is anchored in three pillars in five high-impact sectors. The three pillars are: establishing critical infrastructure as a foundation for employment, fostering a business-enabling regulatory environment that sets clear, predictable and consistent policies and regulations, and mobilizing private capital to supplement public finance and catalyze investment at scale. The five sectors are: infrastructure and energy, smallholder agriculture and agribusiness, health, tourism, and value-added manufacturing. To achieve these ambitions, IBRD is tailoring approaches to country- specific contexts, strengthening investor engagement, upskilling in key areas, and enhancing its capacity to manage both financial and non-financial risks. IBRD is also deepening collaboration across the WBG through the Knowledge Bank, which unifies the expertise of the WBG across five verticals (People, Prosperity, Planet, Infrastructure, and Digital) to empower clients with integrated public and private sector solutions, accelerate thought leadership and innovation, and equip frontline staff with timely and actionable knowledge. The financial strength of IBRD is based on the continued support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. In October 2018, the Governors approved a new General and Selective Capital Increases (GCI and SCI) as part of a capital package that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases were expected to result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital. The subscription periods for the GCI and SCI ended on October 1, 2025. On January 8, 2026, the Board of Governors approved the reallocation of unsubscribed shares from the capital increases to member countries that did not complete their subscription, providing an option to subscribe by April 16, 2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.2 billion as of April 16, 2026. Basis of Reporting and Results of Operations IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). Generally, Investments - Trading, Borrowings, and Derivatives are reported at fair value in the Balance Sheets, with changes in fair value reported in the Statements of Income. Changes in IBRD’s own credit are reflected in Other Comprehensive Income. Hybrid capital and IBRD’s loans are reported at amortized cost in the Balance Sheets. Management uses net income as the basis for deriving allocable income. IBRD had net income of $2,060 million for the fiscal year ended June 30, 2026. Management recommends allocations out of net income at the end of each fiscal year, to augment reserves and support developmental activities. Net income allocation decisions are based on allocable income, which is 2 derived by adjusting the reported net income to exclude certain items, in order to arrive at amounts realized during the year and available for use. IBRD has earned positive allocable income in every year since 1964. IBRD’s allocable income was $2,314 million for the fiscal year ended June 30, 2026. Equity and Borrowings Equity – As of June 30, 2026, IBRD’s shareholders have subscribed to $332.5 billion of capital, $23.6 billion of which has been paid in and the remainder of which is callable. The callable portion may be called only to meet IBRD’s obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD in making loans. IBRD’s equity also included $42.4 billion of retained earnings. The equity-to-loans ratio was 21.6%. Borrowings – IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world’s major capital markets, as well as directly from member governments and central banks. IBRD’s outstanding borrowings totaled $309.2 billion as of June 30, 2026. Assets Loans – The largest component of IBRD’s assets are its loans outstanding. The net loans outstanding were $287.7 billion as of June 30, 2026. IBRD’s net loan commitments in FY26 totaled $50.2 billion. In accordance with the Articles of Agreement (Articles), all of IBRD’s loans are made to, or guaranteed by, member countries. IBRD’s Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Loans in nonaccrual status totaled 0.5% of IBRD’s loan portfolio and were related to three countries. IBRD’s accumulated provision for losses on loans and other exposures was less than 1% of the underlying exposures as of June 30, 2026. Liquid Asset Portfolio – IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in the timing of its market borrowings. As of June 30, 2026, its liquid asset portfolio totaled $92.2 billion. Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum to safeguard against cash flow interruptions. The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of the Target Liquidity Level continues to function as a guideline rather than a hard ceiling. As of June 30, 2026, the liquid asset portfolio was 117% of the Target Liquidity Level. On July 7, 2026, the Board approved a new approach to simplify the existing liquidity framework by setting IBRD’s Prudential Minimum level of liquidity at 100% of Management's estimates of twelve months of net projected disbursements and debt service for the upcoming fiscal year. The FY27 Prudential Minimum is $78.5 billion. The Target Liquidity level is no longer in use under the new approach. Asset / Liability Management (ALM) IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loan and liquidity portfolio. IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to better manage balance sheet risks. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements. The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. 3

SECTION I: OVERVIEW Introduction International Bank for Reconstruction and Development (IBRD), an international organization owned by its 189 member countries, is one of the five institutions of the World Bank Group (WBG1). Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions. IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs primarily to middle-income and creditworthy lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges. Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges. As one of the WBG entities, IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet. Central to this mission is job creation, recognized as a key driver of sustainable development. The WBG's approach to job creation is anchored in three pillars in five high-impact sectors. The three pillars are: establishing critical infrastructure as a foundation for employment, fostering a business-enabling regulatory environment that sets clear, predictable and consistent policies and regulations, and mobilizing private capital to supplement public finance and catalyze investment at scale. The five sectors are: infrastructure and energy, smallholder agriculture and agribusiness, health, tourism, and value-added manufacturing. To achieve these ambitions, IBRD is tailoring approaches to country- specific contexts, strengthening investor engagement, upskilling in key areas, and enhancing its capacity to manage both financial and non-financial risks. IBRD is also deepening collaboration across the WBG through the Knowledge Bank, which unifies the expertise of the WBG across five verticals (People, Prosperity, Planet, Infrastructure, and Digital) to empower clients with integrated public and private sector solutions, accelerate thought leadership and innovation, and equip frontline staff with timely and actionable knowledge. IBRD remains committed to delivering impact at scale by proactively adapting to the evolving global landscape while leveraging its unique strengths within the WBG to create opportunities and improve living standards for millions worldwide. Ongoing geopolitical conflicts, including those in the Middle East, continue to create a challenging environment for growth and development across emerging markets and developing economies. In response, the WBG is actively engaging with governments, the private sector, development partners, and other stakeholders to address these challenges, including through targeted crisis response and emergency financing instruments where warranted. Financial Business Model IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long- term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to grow reserves to strengthen its financial position. It also seeks to provide support to IDA and certain trust funds through income transfers for other developmental purposes. 1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA. 4

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks. IBRD offers its borrowers, in middle-income and creditworthy low-income countries, loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years (Table 16). Borrowers may customize their repayment terms to meet their debt management or project needs, in multiple currencies. Borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps, catastrophe derivatives, and interest rate caps and collars. To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are largely financed through its equity and from borrowings raised in the capital markets and from shareholders. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IX: Risk Management for additional details on how IBRD uses derivatives. Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduce volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income. Sources and Uses of Revenue IBRD’s primary sources of revenue are from loans and investments, both net of borrowing expenses (Figure 1). These revenues cover administrative expenses, provisions for losses on loans and other exposures 2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA. In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries. 2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees. 5

Figure 1: Sources and Uses of Revenue Basis of Reporting Reported Basis IBRD’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are independently audited on an annual basis. Generally, Investments - Trading, Borrowings, and Derivatives are reported at fair value in the Balance Sheets, with changes in fair value reported in the Statements of Income. Changes in IBRD’s own credit are reflected in Other Comprehensive Income. Hybrid capital and IBRD’s loans are reported at amortized cost in the Balance Sheets. The variability in IBRD’s reported net income is inherently driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios as not all financial instruments are reported on the same measurement basis. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Non-GAAP Measures Management uses certain non-GAAP financial measures to evaluate the underlying operations and financial performance of IBRD. A non-GAAP financial measure is a measure that is adjusted to exclude, include, or reclassify certain items or components from the most directly comparable measure calculated in accordance with U.S. GAAP that is reported in the audited financial statements. Allocable Income IBRD’s Articles of Agreement (the Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income is a non-GAAP measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non- trading portfolios, as well as Board of Governors-approved transfers, which primarily relate to the allocation of the prior year’s net income. 6

In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments reported at fair value (borrowing portfolio, and derivatives in the loan and other Asset/Liability Management (ALM) portfolios) are excluded from allocable income. For trading securities, allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost. See Section III: Financial Results and Table 9, for details of the adjustments to reported net income to calculate allocable income. Usable Equity IBRD's Usable Equity represents the amount of equity that is available to support IBRD's lending operations. See Section IX: Risk Management and Table 34 for the components of Usable Equity. Equity-to-Loans Ratio IBRD's capital adequacy model mandates that IBRD hold capital for credit risk, market risk, and operational risk covering all activities and assets on its books. The Equity-to-Loans ratio is a key indicator of IBRD's capital adequacy representing IBRD's usable equity as a percentage of its total loans, guarantees and other exposures. See Section IX: Risk Management and Table 33 for more details on the Equity-to-Loans ratio. Budget Anchor Ratio The Budget Anchor is an efficiency metric to monitor the coverage of IBRD's net administrative expenses by its loan spread revenue. See Section III: Financial Results and Table 7 for more details of the Budget Anchor components. 7

SECTION II: EXECUTIVE SUMMARY

This Management's Discussion and Analysis (MD&A) discusses the financial results of the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2026 (FY26). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years' information have been made to conform with the current year's presentation. For discussion of IBRD's financial results for the year ended June 30, 2025, as compared to the year ended June 30, 2024, see Section III: Financial Results in IBRD's MD&A and Financial Statements for the fiscal year ended June 30, 2025 (FY25).

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30		
	2026	2025	2024
Lending Highlights (Section IV)			
Loans and Guarantees			
Net commitments [a]	$ 50,177	$ 40,885	$ 37,568
Gross disbursements	26,955	30,779	33,450
Net disbursements	9,487	14,794	20,115
Income Statement (Section III)			
Board of Governors-approved transfers	$ (1,101)	$ (815)	$ (371)
Net income	2,060	2,100	2,142
Balance Sheet (Section III)			
Total assets	$ 403,512	$ 399,511	$ 356,612
Investments-Trading [b]	96,951	102,674	82,728
Net loans outstanding	287,659	280,043	260,236
Borrowings [b]	309,245	306,161	261,790
Total equity	74,353	72,012	63,484
Non-GAAP Measures:			
Allocable Income (Section III) [c]			
Allocable income	$ 2,314	$ 2,384	$ 1,849
Allocated as follows:			
General Reserve	1,064	1,182	834
International Development Association	750	782	515
Surplus	500	420	500
Usable Equity [d] [e] (Section VIII)	$ 59,733	$ 57,878	$ 54,655
Equity-to-Loans ratio [f] (Section IX)	21.6 %	21.6 %	21.5 %

a. Commitments that have been approved by the Executive Directors (referred to as "the Board" in this document), and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. See Notes to the Financial Statements: Note C - Investments, Note E - Borrowings.

c. Refer to Table 9: Allocable Income and Recommended Allocations for a reconciliation to net income as per reported basis.

d. Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.

e. Usable Equity includes the impact of the transfer to the General Reserve from FY26 net income, which was approved by the Board on August 6, 2026. See Usable Equity components in Table 33: Equity-to-Loans Ratio and reconciliation of IBRD's Total equity to Usable equity in Table 34: Usable Equity.

f. See components in Table 33: Equity-to-Loans Ratio.

8

Summary Financial Results

Net Income

IBRD recorded net income of $2,060 million for the fiscal year ended June 30, 2026, a decrease of $40 million, compared with net income of $2,100 million for the fiscal year ended June 30, 2025. The decrease in FY26 was primarily due to higher Board of Governors-approved transfers of $286 million and higher provision for losses on loans and other exposures of $269 million. This was partially offset by an increase in net mark-to-market gains on trading securities of $393 million and higher currency remeasurement gains of $118 million.

Allocable Income

Allocable income is a non-GAAP measure IBRD uses for making net income allocation decisions. Given IBRD's intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD's allocable income. In addition, Board of Governors-approved transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.

For the fiscal year ended June 30, 2026, allocable income was $2,314 million, compared with $2,384 million for the fiscal year ended June 30, 2025 (Table 5). The decrease was primarily due to the higher provision for losses on loans and other exposures of $269 million, lower other non-interest revenue of $67 million, and higher net non-interest expenses of $54 million. This was partially offset by the increase in net revenue on interest earning assets of $356 million in FY26, compared to FY25 (Section III).

Lending Operations

IBRD's lending operations during the fiscal year ended June 30, 2026 provided $50.2 billion of net commitments (Table 12) and $27.0 billion of gross loan disbursements (Table 13). Net disbursements of $9.5 billion were the key driver of the increase in net loans outstanding from $280.0 billion as of June 30, 2025 to $287.7 billion as of June 30, 2026.

In billions of U.S. dollars


Net Commitments
60
50
40
30
20
10
0
FY22 FY23 FY24 FY25 FY26


Disbursements
60
50
40
30
20
10
0
FY22 FY23 FY24 FY25 FY26
Gross
Net


Net Loans Outstanding
300
250
200
150
100
50
0
Jun 22 Jun 23 Jun 24 Jun 25 Jun 26

Net commitments were $9.3 billion higher compared with FY25 (Table 12). The regions with the largest share of commitments during FY26 were Europe and Central Asia with 30%, and Latin America and the Caribbean with 26%. Gross disbursements were $3.8 billion lower compared to FY25 (Table 13). The regions with the largest share of gross disbursements were Latin America and the Caribbean with 25%, and Europe and Central Asia with 23%.

9

Other Development Activities - Private Capital Mobilization (PCM) PCM commitments reflect the assessed amount of private financial resources committed alongside IBRD’s commitments, whether through financing, guarantees or technical assistance. PCM is included in the WBG's scorecard and is in accordance with the methodology harmonized across Multilateral Development Banks and European Development Financial Institutions. Amounts mobilized are generally not recorded as IBRD’s financial transactions. PCM was $19,555 million in FY26 compared to $7,689 million in FY25. 10

Investments - Trading IBRD’s Investments - Trading decreased by $5.7 billion, from $102.7 billion as of June 30, 2025 to $97.0 billion as of June 30, 2026. The decrease was consistent with net loan disbursements and liquidity needs. (Section III and Section VI). In billions of U.S. dollars Investments - Trading Jun 22 Jun 23 Jun 24 Jun 25 Jun 26 0 30 60 90 120 Borrowings Borrowings reported at fair value: As of June 30, 2026, the borrowings reported at fair value were $308.6 billion, $2.9 billion higher than June 30, 2025. The increase was mainly due to net new debt issuances that financed the growing development and lending operations and satisfied liquidity requirements. Borrowings reported at amortized cost: As of June 30, 2026, the borrowings reported at amortized cost were $683 million, compared to $482 million as of June 30, 2025, all related to IBRD's issuances of hybrid capital (Section III and Section IX). In billions of U.S. dollars Borrowings Jun 22 Jun 23 Jun 24 Jun 25 Jun 26 0 80 160 240 320 Equity-to-Loans Ratio The Equity-to-Loans ratio remained unchanged at 21.6% as of June 30, 2026 and June 30, 2025, and remained above the policy minimum of 18%. In line with IBRD’s currency management approach, exchange rate movements during the year did not have an impact on IBRD’s Equity-to-Loans ratio (Section VIII and Section IX). The subscription periods for the 2018 General and Selective Capital Increases (GCI and SCI) ended on October 1, 2025. On January 8, 2026, the Board of Governors approved the reallocation of unsubscribed shares from the capital increases to member countries that did not complete their subscription, providing an option to subscribe by April 16, 2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.2 billion as of April 16, 2026. Ratio in percentages Equity-to-Loans Ratio Equity-to-Loans Ratio Policy Minimum Jun 22 Jun 23 Jun 24 Jun 25 Jun 26 0% 10% 20% 30% 11

SECTION III: FINANCIAL RESULTS

Portfolio Performance and Financial Results

The following table shows IBRD's Condensed Balance Sheets for FY26 and FY25 and the key factors driving these financial results.

Table 2: Condensed Balance Sheets

In millions of U.S. dollars

As of June 30,	2026	2025	Decrease	Increase
Investments and due from banks	$ 97,300	$ 103,173	(5,873)	
Net loans outstanding [a]	287,659	280,043		7,616
Derivative assets, net	464	666	(202)	
Other assets	18,089	15,629		2,460
Total Assets	**$ 403,512**	**$ 399,511**		4,001
Borrowings	309,245	306,161		3,084
Derivative liabilities, net	10,424	12,454	(2,030)	
Other liabilities	9,490	8,884		606
Total equity	74,353	72,012		2,341
Total Liabilities and Equity	**$ 403,512**	**$ 399,511**		4,001

a. The fair value of IBRD's loans was $286,527 million as of June 30, 2026 ($278,883 million – June 30, 2025).

The main drivers of the change in the Balance Sheet items are below:

- Decrease in investments and due from banks consistent with net loan disbursements and liquidity needs;
- Increase in net loans outstanding primarily from net loan disbursements of $9.5 billion;
- Increase in other assets mainly from the increase in the funded status of the Staff Retirement Plan (SRP) and Retired Staff Benefits Plan (RSBP);
- Increase in borrowings primarily due to net new issuances;
- Decrease in derivative liabilities, net primarily due to the translation adjustment gains on investment-related derivatives; and
- Increase in total equity, primarily due to net income and paid-in capital subscriptions received during the period, partially offset by the decrease in accumulated other comprehensive income (AOCI) driven by the lower Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities due to changes in IBRD's own credit during the year.

12

Net Income

IBRD's net income was $2,060 million in FY26, compared with net income of $2,100 million in FY25. The decrease was primarily due to higher Board of Governors-approved transfers of $286 million and higher provision for losses on loans and other exposures of $269 million. This was partially offset by an increase in net mark-to-market gains on trading securities of $393 million and higher currency remeasurement gains of $118 million.

Table 3: Condensed Statements of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	*2026*	*2025*	*Impact on income* Decrease	*Impact on income* Increase
Interest revenue				
Loans, net (Table 43)	$ 13,796	$ 15,301	(1,505)	
Other asset / liability management derivatives, net	(807)	(1,293)		486
Investments-Trading, net (Table 43)	3,748	4,444	(696)	
Other, net	1	2	(1)	
Borrowing expenses, net (Table 43)	(13,201)	(14,920)		1,719
Interest revenue, net of borrowing expenses (Table 44)	**$ 3,537**	**$ 3,534**		3
Provision for losses on loans and other exposures, release (charge)	(194)	75	(269)	
Non-interest revenue				
Revenue from externally funded activities (Table 6)	974	947		27
Commitment charges (Table 5)	126	152	(26)	
Other, net (Table 5)	103	170	(67)	
Non-interest expenses				
Administrative [a] (Table 6)	(2,547)	(2,522)	(25)	
Contributions to special programs (Table 6)	(18)	(17)	(1)	
Other, net [b]	240	150		90
Board of Governors-approved transfers	(1,101)	(815)	(286)	
Currency remeasurement (losses) gains, net	74	(44)		118
Mark-to-market gains on trading securities, net	607	214		393
Unrealized mark-to-market gains on non-trading portfolios, net	259	256		3
Net Income	**$ 2,060**	**$ 2,100**	(40)	

a. Includes pension service cost of $247 million for the year ended June 30, 2026 ($287 million – June 30, 2025). See Table 6.

b. Includes income from net pension cost, other than service cost of $275 million for the year ended June 30, 2026 ($175 million – June 30, 2025) (Table 6).

Table 4 below provides an interest rate and volume analysis of IBRD's interest revenue and borrowing expenses. The variance reflects the year-over-year change in interest income on loans, investments-trading, and borrowing expenses between FY25 and FY26.

Table 4: Rate and Volume Analysis of Changes in Interest Revenue and Borrowing Expenses

In millions of U.S. dollars

	FY 2026 versus FY 2025		
		Variance due to changes in	
	Total Variance	*Volume*	*Rate*
Increase (decrease) in Interest revenue related to:			
Loans	$ (1,505)	$ 849	$ (2,354)
Investments-Trading	(696)	379	(1,075)
(Increase) decrease in Interest expense related to:			
Borrowings	$ 1,719	$ (937)	$ 2,656

13

As illustrated in Figure 1, investments are funded by borrowings, and loans are funded by borrowings and equity. Under IBRD's pricing policy, the lending rates for IBRD's loans are based on the underlying cost of the borrowings funding these loans, therefore, interest revenue, net of borrowing expenses provides an overall view of IBRD's net income generation. Table 5 below shows revenue on interest earning assets net of interest expenses from borrowings funding these assets and the other components of allocable income.

Table 5: Statement of Allocable Income (non-GAAP Measures)

In millions of U.S. dollars			*Impact on income*	
For the fiscal year ended June 30,	*2026*	*2025*	*Decrease*	*Increase*
Revenue on interest earning assets				
Loan interest margin [a]	$ 2,516	$ 2,327		189
Loan interest revenue from loans funded by equity	2,172	2,494	(322)	
Loan interest revenue, net of borrowing expenses (Table 43)	**$ 4,688**	**$ 4,821**	(133)	
Other asset / liability management (ALM) derivatives, net (Table 3)	(807)	(1,293)		486
Investment revenue, net of borrowing expenses (Table 43)	68	65		3
Total revenue on interest earning assets, net (Table 44)	**$ 3,949**	**$ 3,593**		356
Provision for losses on loans and other exposures, release (charge) (Table 3)	(194)	75	(269)	
Net non-interest expenses (Table 6)	(1,636)	(1,582)	(54)	
Commitment charges (Table 3)	126	152	(26)	
Non-interest revenue - other, net (Table 3)	103	170	(67)	
Non-interest expenses - other	(34)	(24)	(10)	
Allocable Income	**$ 2,314**	**$ 2,384**	(70)	

a. Represents the margin between loan returns and associated debt cost.

See Section XIV: Reconciliations of Components of Allocable Income and Table 9 for a reconciliation of the components of Table 3 and Table 5.

Results from Lending Activities

Loan Interest Revenue

Under IBRD's pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates (Figure 2). The portion of loans funded by equity is sensitive to changes in short-term interest rates.

Figure 2: Loan Interest Revenue and Borrowing Expenses (Including Related Derivatives)

In millions of U.S. dollars


20,000
15,000
10,000
5,000
0
FY22
FY23
FY24
FY25
FY26
Loan interest revenue (including related derivatives)
Borrowing expenses funding loans (including related derivatives)

Figure 3: Loan Interest Revenue, Net of Borrowing Expenses [a]

In millions of U.S. dollars


6,000
4,000
2,000
0
FY22
FY23
FY24
FY25
FY26
Loan interest revenue, net of borrowing expenses a
Loan interest revenue, net of borrowing expenses a and Other ALM derivatives, net combined

a. Includes related derivatives.

14

IBRD's FY26 loan interest revenue, net of borrowing expenses was $4,688 million, a decrease of $133 million compared with $4,821 million in FY25 (Figure 3), primarily driven by the decrease in average interest rates on the portion of the loan portfolio which is sensitive to interest rate movements (Table 5). This was partially offset by the higher lending volume during the year. Other ALM derivatives moderate the impact of interest rate changes on the portion of loans that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the decrease in loan interest revenue, net of borrowing expenses of $133 million and the decrease in interest expense from Other ALM derivatives, net of $486 million from FY25 to FY26, resulted in a total increase in net loan interest revenue of $353 million.

Provision for losses on loans and other exposures

During FY26, IBRD recorded a provision for losses on loans and other exposures of $194 million compared to a release of provision of $75 million in FY25. In FY26, the provision was primarily driven by an increase in loan exposure during the year. In FY25, the provision release was primarily driven by a lower loss given default (severity) due to the decrease in relevant implied forward interest rates in FY25. As the majority of IBRD's loans carry a variable interest rate, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the Statements of Income. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on the portion related to overdue interest.

Figure 4: Change in Net Loans Outstanding

In billions of U.S. dollars


320
300
280
260
240
280.0
27.0
(17.5)
(0.1)
(1.7)
287.7
Net Loans outstanding as of June 30, 2025
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of June 30, 2026

Figure 5: Net Loans Outstanding

In billions of U.S. dollars


300
250
200
150
100
50
0
227.1
241.0
260.2
280.0
287.7
Jun 22
Jun 23
Jun 24
Jun 25
Jun 26

As of June 30, 2026, IBRD's net loans outstanding totaled $287.7 billion, $7.7 billion or 3% higher than June 30, 2025 (Figure 5). The increase was mainly attributable to $9.5 billion of net loan disbursements in FY26.

Gross loan disbursements were $27.0 billion, a decrease of $3.8 billion compared to FY25 (Table 13), primarily due to the lower disbursements in the Middle East, North Africa, Afghanistan and Pakistan region and the Europe and Central Asia region.

15

Results from Investing activities Net Investment Revenue During FY26, IBRD’s net investment revenue increased by $3 million, compared to FY25 (Table 5). The increase was primarily driven by higher mark-to-market gains on the investments-trading portfolio, net in FY26, compared to FY25. This was largely offset by the lower investment interest revenue that exceeded the decrease in borrowing expenses in FY26. See Table 43. Investments - Trading IBRD’s Investments - Trading was $97.0 billion as of June 30, 2026 ($102.7 billion as of June 30, 2025). See Figure 7 below and Note C: Investments in the Notes to the Financial Statements. The decrease in the Investments - Trading was consistent with net loan disbursements and liquidity needs (see Section VI: Investment Activities). Figure 6: Investment Revenue, Net In millions of U.S. dollars FY22 FY23 FY24 FY25 FY26 (50) 0 50 100 150 200 250 Figure 7: Investments - Trading In billions of U.S. dollars 38.7 39.0 32.4 44.2 40.1 39.5 36.8 46.0 52.3 49.3 3.6 3.3 4.4 6.2 7.6 Government, agency and corporate obligations Time deposits Other investments Jun 22 Jun 23 Jun 24 Jun 25 Jun 26 0 20 40 60 80 100 Results from Borrowing activities As of June 30, 2026, IBRD's borrowings were $309.2 billion, $3.1 billion higher than June 30, 2025 (Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to net new debt issuances of $4.1 billion during the year. The $48.7 billion of medium-and long-term debt raised during the year (Table 28) was diversified by investor profile and location, with an average maturity of 6.3 years. The funds raised financed development lending operations and satisfied the liquidity requirements. Figure 8: Borrowings (Original Maturities) In billions of U.S. dollars 220.1 227.2 252.8 293.2 299.1 15.1 10.1 9.0 13.0 10.1 Short-term Medium-and long-term Jun 22 Jun 23 Jun 24 Jun 25 Jun 26 0 50 100 150 200 250 300 16

Net Non-Interest Expenses As shown in Table 6, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue sharing methodology, approved by their Boards that is primarily driven by the relative level of lending, knowledge services, and other services between these two entities. Figure 9: Net Non-Interest Expenses (Reported Basis) In millions of U.S. dollars FY22 FY23 FY24 FY25 FY26 0 600 1,200 1,800 2,400 The decrease in net non-interest expenses from FY25 to FY26, on a reported basis, was primarily due to the decrease in the net pension and other post-retirement benefit costs due to the higher amortization of unrecognized actuarial gains during FY26 compared to FY25. This is attributable to changes in the actuarial assumptions and the higher-than-expected returns on plan assets in FY25. On a non-GAAP basis, the increase in net non-interest expenses was primarily driven by higher staff costs (Table 6). 17

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2026	2025	Variance
Administrative expenses			
Staff costs	$ 1,326	$ 1,261	$ 65
Travel	157	164	(7)
Consultant fees and contractual services	514	551	(37)
Pension service cost [a]	247	287	(40)
Communications and technology	86	105	(19)
Premises and equipment	177	133	44
Other expenses	40	21	19
Total administrative expenses [b] (Table 3)	**$ 2,547**	**$ 2,522**	**$ 25**
Contributions to special programs (Section V) (Table 3)	18	17	1
Revenue from externally funded activities: (Section V)			
Reimbursable revenue – Bank-executed activities for trust funds	(629)	(604)	(25)
Reimbursable advisory services	(45)	(49)	4
Revenue - Trust funds administration	(93)	(91)	(2)
Restricted revenue (primarily externally financed outputs)	(4)	(5)	1
Revenue - Asset management services	(19)	(18)	(1)
Other revenue [c]	(184)	(180)	(4)
Total Revenue from externally funded activities (Table 3)	**$ (974)**	**$ (947)**	**$ (27)**
Net non-interest expenses	**1,591**	**1,592**	**(1)**
Add: Inclusion of Net pension cost, other than service cost [d] (Table 3)	(275)	(175)	(100)
Net non-interest expenses - Reported Basis (Table 7)	**$ 1,316**	**$ 1,417**	**$ (101)**
Adjustments to arrive at net non-interest expenses - non-GAAP measure			
Less: Exclusion of Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [e]	320	165	155
Net non-interest expenses - non-GAAP measure (Table 5)	**$ 1,636**	**$ 1,582**	**$ 54**

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the fiscal year. See Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits.

b. Includes expenses related to Bank-executed activities for trust funds of $629 million for FY26 and $604 million for FY25.

c. Includes fee revenue associated with services provided to affiliated organizations of $120 million in FY26 ($116 million in FY25). See Notes to Financial Statements, Note H: Transactions with Affiliated Organizations.

d. Amount is included in Non-interest expenses - Other in the Statements of Income (Table 3).

e. Components of this adjustment are included in Table 9.

IBRD's goal is to have its net administrative expenses (total expenses for Budget Anchor) covered by its loan interest margin (see components of loan spread in Box 1) and certain fee revenue, using a measure referred to as the Budget Anchor. In FY26, IBRD's Budget Anchor was 61.4%, an improvement of 2.0% compared with 63.4% in FY25. The improvement was due to an increase in budget anchor revenue outpacing the increase in budget anchor expenses (see Table 7 for details of the Budget Anchor components).

Table 7: Budget Anchor Ratio

In millions of U.S. dollars

For the fiscal year ended June 30,	2026	2025	Variance
Net non-interest expenses (Table 6)	$ 1,316	$ 1,417	$ (101)
Pension, RAMP, EFO and other adjustments [a]	321	167	154
Total expenses for Budget Anchor	**$ 1,637**	**$ 1,584**	**$ 53**
Loan interest margin (Table 5)	2,516	2,327	189
Loan commitment fees (Table 3)	126	152	(26)
Guarantee fees	24	18	6
Total revenue for Budget Anchor	**$ 2,666**	**$ 2,497**	**$ 169**
Budget Anchor	**61.4 %**	**63.4 %**	**(2.0)%**

a. These adjustments are made to arrive at total expenses for Budget Anchor purposes. For more details, see Section III: Financial Results - Income Allocation.

18

Unrealized mark-to-market gains (losses) on non-trading portfolios, net During FY26, the non-trading portfolios had $259 million of net unrealized mark-to-market gains ($256 million net unrealized mark-to-market gains in FY25). Table 8: Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net In millions of U.S. dollars For the fiscal year ended June 30, 2026 2025 Variance Loan related derivatives $ 593 $ (1,372) $ 1,965 Other ALM derivatives, net (307) 1,839 (2,146) Borrowings, including related derivatives (33) (234) 201 Client operations and other derivatives, net 6 23 (17) Unrealized mark-to-market gains (losses) on non-trading portfolios - Reported basis (Table 3) $ 259 $ 256 $ 3 Loan Portfolio Loans outstanding are reported at amortized cost on the Balance Sheets and therefore the mark-to- market effect on loans is not reflected in reported net income. However, the derivatives used to convert the loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective, IBRD’s loans, after the effect of derivatives, carry variable interest rates and have a low sensitivity to the change in interest rates. The unrealized mark-to- market gains on loan related derivatives in FY26, as compared to unrealized mark-to-market losses in FY25, were mainly due to the increase in relevant interest rates in FY26 compared to a decrease in relevant interest rates in FY25. See Section IX: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio. Other asset / liability management (ALM) Portfolio IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In FY26, IBRD recorded unrealized mark-to-market losses of $307 million, compared to gains of $1,839 million in FY25 on this portfolio. The unrealized mark-to-market losses were due to the increase in relevant interest rates in FY26, compared to the decrease in relevant interest rates in FY25. The duration of this portfolio was 4.4 years as of June 30, 2026, within the Board established limit of 5 years. 19

Borrowing Portfolio

IBRD's borrowings and the related derivatives are reported at fair value, except for hybrid capital which is reported at amortized cost on the Balance Sheets. IBRD recorded $33 million of net unrealized mark-to-market losses on IBRD's borrowings at fair value and associated derivatives, due to an increase in relevant interest rates as of June 30, 2026 compared to June 30, 2025. The unrealized mark-to-market gains of $2,175 million on borrowings at fair value were offset by the unrealized mark-to-market losses of $2,208 million on the bond-related derivatives.The net unrealized mark-to-market gains on IBRD's bonds exclude changes in IBRD's own credit, referred to as the Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities, which is instead recorded in AOCI. In FY26, the DVA was $1,820 million of unrealized mark-to-market losses, resulting mainly from the tightening of IBRD's credit spreads relative to the applicable reference rate during the year. This was primarily driven by the tightening of spreads across sovereign, supranational, and agency markets. As of June 30, 2026, IBRD's Balance Sheets included a cumulative DVA of $156 million of mark-to-market losses reflected in AOCI (See Notes to the Financial Statements, Note J – Fair Value Disclosures).

Income Allocation

Management recommends allocations of income to the Board, at the end of each fiscal year, to augment reserves and support developmental activities. These allocations are based on allocable income. As illustrated in Table 9, the key differences between allocable income and net income are (i) expenses related to Board of Governors-approved transfers, (ii) non-functional currency translation adjustment gains and losses and (iii) unrealized mark-to-market gains and losses on IBRD's non-trading portfolios, which are all excluded from allocable income.

Table 9: Allocable Income and Recommended Allocations

In millions of U.S. dollars

For the fiscal years ended June 30,	2026	2025
Net Income (Table 3)	**$ 2,060**	**$ 2,100**
Adjustments to Reconcile Net Income to Allocable Income:		
Board of Governors-approved transfers (Table 3)	1,101	815
Currency remeasurement losses (gains), net [a] (Table 3)	(74)	44
Unrealized mark-to-market losses (gains) on non-trading portfolios, net [b]	(258)	(252)
Pension adjustment	(322)	(169)
Income from PEBP and PCRF investment holdings	(175)	(134)
EFO, RAMP, LPF1, GFPP [c]	(18)	(20)
Allocable Income (Table 5)	**$ 2,314**	**$ 2,384**
Recommended Allocations		
General Reserve (Table 11)	1,064	1,182
Surplus (Table 11)	500	420
IDA	750	782
Total Allocations	**$ 2,314**	**$ 2,384**

a. Currency remeasurements relating to assets and liabilities denominated in non-functional currencies.

b. Adjusted to exclude $1 million gains in FY26 ($4 million gains in FY25) reclassified to realized gains/losses.

c. Includes EFO income subject to contractual donor restrictions and transferred to Restricted Retained Earnings; RAMP-related revenue and expenses excluded under a Board-approved framework to ensure use solely for program delivery; and unrealized mark-to-market gains on IBRD Surplus-Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) investments, representing funds restricted for the specified uses; and unrealized mark-to-market gains/losses on certain positions in the investments-trading portfolio, if any.

20

All of the adjustments between reported net income and allocable income are recommended by management and approved by the Board.

Adjustments to Net Income to arrive at Allocable Income:

Board of Governors-approved Transfers and Allocations

Board of Governors-approved transfers refer to the allocations recommended by the Board and approved by the Governors, as part of the prior year's net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings. Since these amounts primarily relate to allocations out of IBRD's FY25 allocable income or Surplus, they are excluded from FY26 reported net income in calculating FY26 allocable income.

During FY26, the Board of Governors approved the following transfers and allocations as shown in Table 10 below:

Table 10: Board of Governors-approved Transfers and Allocations

In millions of U.S. dollars

Date of approval		Amount ($ in million)	Retained Earnings Source	Beneficiary
Board of Governors-approved Transfers Reported in the Statements of Income:				
September 8, 2025	$	300 [a]	Surplus	Trust Fund for Gaza and West Bank
September 8, 2025		782 [a]	FY25 allocable income	IDA
Various		19 [b]	Other Reserves	IBRD Surplus-Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) [c]
	Total $	1,101		
Board of Governors-approved Allocations Reported as Transfers Within Retained Earnings:				
September 8, 2025	$	20	Surplus	LPF1
September 8, 2025		100	Surplus	GFPP
	Total $	120		

a. These transfers are unconditional and expensed upon approval.

b. These amounts were previously approved by the Board of Governors and are expensed when the conditions are met. For the fiscal year ended June 30, 2026, grants expensed by the LPF1 were $15 million, and grants expensed by the GFPP were $4 million.

c. The GFPP provides grants to support preparation of World Bank financed lending operations. The GFPP is currently financed by IBRD's surplus and is established for an initial period of 7 years.

Currency remeasurement gains/losses, net

Remeasurement gains and losses relating to non-functional currencies are reflected in reported net income. Since these are unrealized gains/losses that relate to asset/liability positions still held by IBRD, they are excluded from reported net income to arrive at allocable income and reflected in Other Reserves within Retained Earnings (Table 11).

Unrealized mark-to-market gains (losses) on non-trading portfolios, net

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and other ALM portfolios as previously discussed. Since IBRD expects to maintain its non-trading portfolio positions to maturity, the unrealized mark-to-market gains and losses on these positions are transitory and will reduce to zero at maturity. For that reason, these gains and losses are excluded from net income to arrive at allocable income and are reflected in Cumulative Fair Value Adjustments within Retained Earnings (Table 11).

Pension, Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF) adjustments

The Pension adjustment reflects the difference between the accounting expense and IBRD's cash contributions to the pension plans, the Post-Employment Benefit Plan (PEBP), and the Post-Retirement Contribution Reserve Fund (PCRF). It also includes investment revenue earned on the PEBP and PCRF

21

assets. The PCRF was established by the Board to stabilize contributions to the pension and post- retirement benefits plans. Management bases allocation decisions on IBRD’s cash contributions to the pension plans, PEBP and PCRF, rather than pension accounting expenses. In addition, Management has designated the income from these assets to meet the future needs of the pension plans. As a result, PEBP and PCRF investment revenues are excluded from allocable income and reflected in Pension Reserves within Retained Earnings (Table 11). Externally Financed Outputs (EFO) Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors under which it receives grants to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are, therefore, considered restricted until IBRD has fulfilled those purposes. Management excludes net inflows or outflows arising from these arrangements from allocable income because IBRD has no discretion over the use of the related funds. In line with this, in FY26, income of $2 million was transferred out of Restricted Retained Earnings within Retained Earnings (Table 11). Consequently, the net balance of these restricted funds decreased by the same amount. Reserve Advisory and Management Partnership (RAMP) Under the Board-approved framework, RAMP fees are dedicated for the purpose of providing technical assistance and asset management services to external clients. Due to the potential timing mismatch between fee revenue (recognized as earned) and program expenditures (recognized when incurred), fees earned in a given fiscal year may be used to provide services in a future fiscal year. To ensure that RAMP revenues are only used for the delivery of RAMP services, and not allocated for other purposes, any difference between fee revenue and expenses from RAMP included in reported net income are excluded to arrive at allocable income. Allocable income for FY26 was adjusted for the less than $1 million excess of RAMP expenses over the fee revenue from RAMP (Table 9) and is reflected in Other Reserves within Retained Earnings. IBRD Surplus funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) LPF1 was funded by IBRD to finance eligible activities in order to incentivize solutions to address global challenges with cross-border externalities. GFPP was funded by IBRD to provide grants to support preparation of financed lending operations. Unutilized funds in both facilities were invested in an investment pool and recorded at fair value in IBRD’s Investment-Trading portfolio. Periodic changes in the investment value are recorded as unrealized mark-to-market gains/losses on trading portfolios and are excluded to arrive at Allocable income. Allocable income for FY26 was adjusted for $20 million unrealized mark-to-market gains on investments related to LPF1 and GFPP and is reflected in Other Reserves within Retained Earnings. 22

Income Allocation and Retained Earnings

Allocable income is net income after certain adjustments (Table 9). The Governors determine the allocation of income at the end of every fiscal year into the following categories: General reserves, Surplus, and transfers to IDA. In making their decisions, Governors take the overall financial standing of IBRD into consideration.

Annual IDA transfer recommendations are subject to approval by the Governors as part of the net income allocation process in accordance with IBRD's Articles. There is a Board approved formula-based approach for determining IBRD's transfers to IDA. The approach links proposed transfers to IDA with IBRD's allocable income for the year. Cumulative transfers to IDA, since IDA's first replenishment, totaled $18.1 billion.

Allocable income in FY26 was $2,314 million ($2,384 million - FY25), and out of this, the Board approved the allocation of $1,064 million ($1,182 million - FY25) to the General Reserve on August 6, 2026 (August 7, 2025 - FY25), and the Board recommended to IBRD's Board of Governors an allocation of $750 million ($782 million - FY25) to IDA and $500 million ($420 million - FY25) to Surplus. Further, the Board recommended to IBRD's Board of Governors the following transfers out of Surplus: $300 million transfer to the IBRD Trust Fund for Gaza and West Bank, $100 million to GFPP and $100 million to LPF1 (Table 11).

As shown in Table 9, the Board recommends and the IBRD's Governors approve allocations of income, at the end of each fiscal year, to augment reserves and support developmental activities. Therefore, reserves in the form of Retained Earnings consist of cumulative amounts allocated to components of Retained Earnings (see Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies and Note G: Board of Governors Approved Transfers).

The components of Retained Earnings, reflecting the subsequent recommended allocations of FY26 net income by the Board are summarized below:

Table 11: Retained Earnings Composition

In millions of U.S. dollars

	Special Reserve	*General Reserve*	*Pension Reserve*	*Surplus*	*Cumulative Fair value Adjustments*	*Unallocated Net Income (Loss)*	*Restricted Retained Earnings*	*Other Reserves* [a]	*Total*
As of June 30, 2026	$ 293	$ 35,465	$ 1,066	$ —	$ 1,643	$ 3,161	$ 7	$ 808	$ 42,443
Recommended:									
Net income allocation	—	1,064	497	500	258	(2,411)	(2)	94	—
Board of Governors-approved transfers funded from Surplus and other transfers [c]	—	—	—	(500)	—	300	—	200	—
Total after recommended allocations	**$ 293**	**$ 36,529** [b]	**$ 1,563**	**$ —**	**$ 1,901**	**$ 1,050**	**$ 5**	**$ 1,102**	**$ 42,443**

a. *Comprised mainly of currency remeasurement gains/losses, unutilized portion of the IBRD Fund for Innovative Global Public Goods Solutions (subsequently renamed the IBRD Surplus-Funded Livable Planet Fund or LPF1) and the unutilized portion of the GFPP.*

b. *Included as a component of usable equity in* Table 33.

c. *A concurrent transfer is recommended to be made from Surplus to Unallocated Net Income (Loss) and/or Other Reserves for all transfers reported in the Statements of Income and authorized to be funded from Surplus.*

23

SECTION IV: LENDING ACTIVITIES

IBRD provides financing instruments and knowledge services to creditworthy middle-income and low-income countries, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country's circumstances work with clients to tailor the mix of instruments, products, and services. For FY27, countries with 2025 per capita Gross National Income (GNI) of more than $1,365 are eligible for new lending from IBRD.

Through its country-based engagement, IBRD focuses on borrower countries' priorities while also taking into consideration its corporate priorities, including addressing global challenges.

Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions.

Financing cycles involve identifying and appraising a project and approving and disbursing the funds. In response to emergency situations, such as natural disasters and crises, IBRD is able to accelerate the preparation and approval cycle.

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD's staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an independent unit reporting directly to the Board, evaluates the extent to which operations have met their development objectives.

All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD's Board approves each loan and guarantee after appraisal of a project by staff. Under the Multiphase Programmatic Approach, the Board may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases.

Net Lending Commitments and Gross Disbursements

IBRD provided $50.2 billion of new net loan commitments in FY26, through 147 operations, an increase of $9.3 billion (23%) compared to FY25.

Table 12: Net Commitments by Region

In millions of U.S. dollars

For the fiscal year ended June 30,		*2026*	*% of total*		*2025*	*% of total*		*Variance*
Eastern and Southern Africa	$	3,578	7 %	$	2,920	7 %	$	658
Western and Central Africa		1,647	3		912	2		735
East Asia and Pacific		5,418	11		6,430	16		(1,012)
Europe and Central Asia		14,842	30		10,478	26		4,364
Latin America and the Caribbean		13,127	26		12,389	30		738
Middle East, North Africa, Afghanistan and Pakistan [a]		5,366	11		5,406	13		(40)
South Asia [a]		6,199	12		2,350	6		3,849
Total	**$**	**50,177**	**100 %**	**$**	**40,885**	**100 %**	**$**	**9,292**

a. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa, Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

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Table 13: Gross Disbursements by Region In millions of U.S. dollars For the fiscal year ended June 30, 2026 % of total 2025 % of total Variance Eastern and Southern Africa $ 3,098 11% $ 1,228 4% $ 1,870 Western and Central Africa 412 2 1,263 4 (851) East Asia and Pacific 5,472 20 4,064 13 1,408 Europe and Central Asia 6,262 23 8,056 26 (1,794) Latin America and the Caribbean 6,651 25 7,828 26 (1,177) Middle East, North Africa, Afghanistan and Pakistan a 2,843 11 4,765 15 (1,922) South Asia a 2,217 8 3,575 12 (1,358) Total $ 26,955 100% $ 30,779 100% $ (3,824) a. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa, Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability. Lending Categories IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 10). Investment Project Financing (IPF) IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF generally disburses over 5 to 10-years. FY26 net IPF commitments were $22.1 billion, compared with $17.5 billion in FY25. Development Policy Financing (DPF) DPF supports borrowers in achieving sustainable development through programs of policy and institutional actions. Examples of DPF projects include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast- disbursing financing to help borrowers address actual or anticipated financing requirements. FY26 net DPF commitments were $17.9 billion, compared with $16.6 billion in FY25. Program-for-Results (PforR) PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage. FY26 net PforR commitments were $10.2 billion, compared with $6.8 billion in FY25. Figure 10: Percentage Share of Lending Categories for Annual Net Commitments In billions of U.S. dollars, except rates in percentages % o f t ot al n et c om m itm en ts 42% 45% 39% 43% 44% 40% 36% 42% 41% 36% 18% 19% 19% 16% 20% Investment Project Development Policy Program-for-Results FY22 FY23 FY24 FY25 FY26 0% 20% 40% 60% 80% 100% 25

Currently Available Lending Products

As of June 30, 2026, 86 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL previously offered two types of loan terms: variable-spread terms and fixed-spread terms. Effective April 1, 2021, IBRD's offering of loans on fixed spread terms as well as a related conversion feature from the variable spread terms to fixed spread terms was suspended (see Section IX: Risk Management). In December 2025, the Board approved the Step-up Loan (SuL) for eligible clients and loans. The SuL offers lower pricing during an incentive period, followed by a subsequent pricing step-up designed to ensure equivalency to a regular 20-year Average Repayment Maturity (ARM) IFL pricing over the life of the loan. Projects aiming to use the SuL should demonstrate a clear potential exit pathway for refinancing. As of June 30, 2026, 80% of IBRD's loans outstanding carried variable-spread terms and 20% had fixed-spread terms. See Table 16 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans for which currency or interest rate conversions have been exercised was $64.7 billion as of June 30, 2026 and $58.2 billion as of June 30, 2025. IFLs may be denominated in the currency or currencies chosen by the borrower if IBRD can efficiently intermediate in that currency or currencies. Using currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of local currency loans outstanding was $8.2 billion as of June 30, 2026 and $2.9 billion as of June 30, 2025, respectively. Box 1 below shows the components of the spread on IBRD's IFLs and how these are determined.

Box 1: Components of Loan spread


Contractual lending spread
Maturity Premium
Subject to the Board's periodic review
FSL Market Risk Premium *
Funding cost Margin
Set by Management based on the market

**This is only applicable to fixed spread loans which are not currently offered.*

IBRD offers long-term financing for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longer maturities with a higher maturity premium, highlighting the value of longer maturities to member countries.

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Table 14: Net Commitments by Maturity

In millions of U.S. dollars

	For the fiscal year ended	
Maturity	*June 30, 2026*	*June 30, 2025*
< 8 years	$ 2,085	$ 826
8-10 years	7,924	7,929
10-12 years	5,886	5,250
12-15 years	8,633	7,901
15-18 years	8,904	3,269
>18 years	12,491	14,754
Guarantee Commitments	4,254	956
Total Net Commitments	**$ 50,177**	**$ 40,885**

Loans with Other Financial Terms Currently Available

In addition to IFLs with standard terms, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (Box 2).

Box 2: Loans with Other Financial Terms as of June 30, 2026

Loans with Other Financial Terms	Description
Loans with a Deferred Drawdown Option	The DPF with a Deferred Drawdown Option (DPF DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster and/or public health emergency caused by a biological event. The Investment Project Financing DDO (IPF DDO) provides clients with contingent financing for specific investment project expenditures to increase financial preparedness for certain crisis response needs. Under the DPF DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. Under the IPF DDO, borrowers may defer disbursement for up to five years, renewable for an additional three years. The CAT DDO has a revolving feature and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 16). As of June 30, 2026, the amount of DDOs disbursed and outstanding was $9.1 billion (compared to $9.5 billion as of June 30, 2025). The undisbursed amount of effective DDOs was $2.1 billion (compared to $1.1 billion a year earlier), and the undisbursed amount of disbursing DDOs was $0.6 billion (compared to $1.0 billion as of June 30, 2025).
Special Development Policy Loans (SDPLs)	SDPLs support structural and social reforms by creditworthy borrowers that face a possible financial crisis or are already in a crisis and have extraordinary and urgent external financing needs. There were no amounts outstanding as of June 30, 2026 and June 30, 2025. IBRD made no new SDPL commitments in either FY26 or FY25.
Loan-Related Derivatives	IBRD assists its borrowers with access to risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $7.0 billion as of June 30, 2026 and $7.0 billion as of June 30, 2025.
Loans with IFC	IBRD provides loans to IFC in connection with the release of a member's National Currency Paid-In Capital (NCPIC) to IBRD (See Section VIII: Capital Activities for explanation of NCPIC). There were no loans outstanding as of June 30, 2026 and June 30, 2025.

Lending Terms Applicable to IBRD Products

The current pricing structure classifies member countries into four pricing groups, based on income and other factors, and relates the maturity premium to the exemptions, discounts or surcharges applicable to each pricing group (Table 15).

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Table 15: Country Pricing Group and Maturity Premium (in Basis Points)

Country pricing group	*Description*	*Maturity Premium* [a d]
A	Blends [b], small states, countries in fragile and conflict-affected situations (FCS), recent IDA graduates, and CRDC-eligible countries. These countries are exempt from the maturity premium increase regardless of their income levels.	0-50 [c]
B	Countries below or equal to GDI (Graduation Discussion Income) which do not qualify for an exemption listed in Group A.	0-70
C	Countries above-GDI, but below high-income status and which do not qualify for an exemption listed in Group A.	0-90
D	Countries with high income status and which do not qualify for an exemption listed in Group A.	5-115

a. Based on the weighted average maturity of the loan, borrower's income, and other factors, approved by the Board and reviewed annually.

b. Countries eligible for IDA and IBRD loans.

c. Member countries in group A are exempt from the maturity premium increase applicable from July 1, 2018.

d. For IBRD loans with a final maturity of up to 7 years, there is a maturity premium discount of 20bps. This discount is applied to the overall lending spread.

Table 16: Loan Terms Available During Financial Year Ended June 30, 2026

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL) [a b] *Variable-spread Terms*	*Special Development Policy Loans (SDPL)*
Final maturity [f]	35 years [c]	10 years
Maximum weighted average maturity	20 years [c]	7.5 years
Reference market rate	Market-based variable rate index	Market-based variable rate index
Spread		
Contractual lending spread [f]	50	min. 200
Maturity premium [f]	0-115 [d]	—
Funding cost margin	Actual average funding cost incurred during the preceding six-month period	—
Charges		
Front-end fee	25	100
Late service charge on principal payments received after 30 days of due date [e]	50	—
Commitment fee [g]	25	25

Other financial terms for DDOs [h]

	DPF DDO	*IPF DDO* [i]	*CAT DDO* [i, j]
Front-end fee	25	25	25
Renewal fee	—	—	—
Stand-by fee	50	25	—
Commitment fee	—	—	—

a. There is an implicit floor of zero on the overall interest rate in IBRD's loans.

b. Effective April 1, 2021, IBRD suspended offering loans with fixed spread terms.

c. For some projects addressing global challenges with cross border externalities, the maximum loan maturity is extended to up to 50 years and the maximum weighted average maturity is extended to up to 25 years.

d. Based on the weighted average maturity of the loan and on country pricing group.

e. See Box 6 in Section IX: Risk Management for a discussion of overdue payments.

f. IBRD offers a 7-year final maturity loan with a 20bps maturity discount.

g. Effective October 15, 2024, the Board approved a grace period of 4 years for IPF and PforR commitment fees.

h. The financial terms not listed separately for DDOs are the same as those presented above for IFLs.

i. Effective April 23, 2026, for new IPF DDO approvals, the stand-by fee is reduced from 50 bps to 25 bps, with 25 bps of the current stand-by fee waived for existing IPF DDOs prospectively. For new DPF CAT DDO approvals, the front-end fee is reduced from 50 bps to 25 bps, the renewal fee is eliminated, and 25 bps of future renewal fees are waived for existing DPF CAT DDOs.

j. Effective April 23, 2026, for CRDC-eligible countries the front-end fee for new DPF CAT DDOs is charged upon disbursement, rather than at commitment which is the current practice for other countries.

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Climate Resilient Debt Clause (CRDC)

IBRD offers CRDCs for eligible new and existing loans (with minimum remaining maturity of five years), for certain borrowers[3]. CRDCs allow eligible borrowing countries to defer payments of principal and/or interest (and other loan charges) for up to two years after an eligible event. After the deferral period, the borrower will restart payments of the deferred amounts according to a modified amortization schedule that maintains the original weighted average maturity of the loan and does not extend the final maturity date. The eligible events when the clause was first offered were tropical cyclones and earthquakes. IBRD's loans outstanding as of June 30, 2026, for the 24 countries (including Blend countries) that are eligible for CRDCs was $6.2 billion, representing 2% of the total loans outstanding.

Loans Outstanding

As of June 30, 2026, 75% of loans outstanding were denominated in U.S. dollars, 21% were denominated in euros and 4% were denominated in other currencies, before the use of derivatives. The interest and currency profile of loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX: Risk Management.

Table 17 illustrates a breakdown of IBRD's loans outstanding by interest rate structure.

Table 17: Loans Outstanding by Interest Rate Structure, Excluding Derivatives

In millions of U.S. dollars, except for ratios

June 30, 2026						June 30, 2025					
Product terms	*Total*	*% of Total*	*Of which reference rate is*	*Total*	*% of Total*	*Product terms*	*Total*	*% of Total*	*Of which reference rate is*	*Total*	*% of Total*
Fixed Spread Loans	$ 59,197	20 %	Fixed	$ 28,349	10 %	Fixed Spread Loans	$ 63,118	22 %	Fixed	$ 30,799	11 %
			Variable	30,848	10				Variable	32,319	11
Variable Spread Loans	231,612	80	Fixed	35,073	12	Variable Spread Loans	219,972	78	Fixed	26,078	9
			Variable	196,539	68				Variable	193,894	69
Total	$ 290,809	100 %		$ 290,809	100 %		$ 283,090	100 %		$ 283,090	100 %

Table 18 below illustrates a breakdown of IBRD's undisbursed balances by financial loan terms.

Table 18: Undisbursed Balances by Loan Terms

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,		*2026*	*%*		*2025*	*%*
Variable Spread terms	$	101,172	97 %	$	86,643	94 %
Fixed Spread terms		3,574	3		5,702	6
Total	$	104,746	100 %	$	92,345	100 %

[3] *Eligible borrowers are IBRD Small State Economies, members of the Small States Forum, and Small Island Developing States as defined by the United Nations.*

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SECTION V: OTHER DEVELOPMENT ACTIVITIES IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions that address global issues where coordinated action is critical. IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters. Other financial products and services provided to borrowing member countries, and to affiliated and non- affiliated organizations, include financial guarantees, grants, externally-funded activities, and advisory services and analytics. Guarantees Guarantees provided IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries. IBRD also offers guarantees for enclave operations. Project-based guarantees are provided to mobilize private financing for projects; they are also used to mitigate projects’ payment- and performance- related risks. Policy-based guarantees are provided to mobilize private financing for sovereigns or sub- sovereigns. IBRD’s guarantees are partial and are intended to provide only the coverage necessary to obtain the required private financing, considering country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (Box 3). Box 3: Types of Guarantees Provided by IBRD Guarantee Description Project-based guarantees Two types of project-based guarantees are offered: 1. Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project. 2. Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation. Policy-based guarantees These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions. Guarantees for enclave operations IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk. In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP: IBRD has a Multilateral Development Bank (MDB) Exposure Exchange Agreement (EEA) with the African Development Bank (AfDB), Inter-American Development Bank (IADB), and the Asian Development Bank (ADB). Under these EEAs, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee against nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified and receive risk coverage (recoverable asset) and (b) the provision of a 30 financial guarantee, respectively (see Notes to the Financial Statements, Note D: Loans and Other Exposures).

Table 19: Exposure Exchange Agreements

In millions of U.S. dollars

As of June 30,	*2026*		*2025*	
	Guarantee Received	*Guarantee Provided*	*Guarantee Received*	*Guarantee Provided*
Exposure Exchange Agreement				
IADB	1,819	1,819	2,021	2,021
AfDB	1,429	1,429	1,588	1,588
ADB	3,000	3,000	—	—
Total notional	**$ 6,248**	**$ 6,248**	**$ 3,609**	**$ 3,609**

IBRD's exposure on its guarantees was $11.6 billion as of June 30, 2026 compared to $7.4 billion as of June 30, 2025 (Table 20). Exposure is measured by discounting each guaranteed amount from its next call date.

Table 20: Guarantees Exposure

In million U.S. dollars

As of June 30,	*2026*	*2025*
Guarantees (project, policy and enclave)	$ 5,340	$ 3,818
Exposure Exchange Agreements	6,248	3,609
Total	**$ 11,588**	**$ 7,427**

Guarantees received

As part of its development activities, IBRD also receives third-party guarantees to enhance the credit quality of its loan portfolio and increase its lending capacity.

Credit enhancement arrangements: As of June 30, 2026, IBRD had $12.6 billion of outstanding loans under which bilateral guarantees were received from member countries or other Multilateral Development Banks ($11.3 billion as of June 30, 2025).

In addition, as of June 30, 2026, IBRD received total notional value of $1.1 billion portfolio guarantees from 2 member countries, under its new Portfolio Guarantee Platform (PGP) ($1.1 billion from 2 member countries as of June 30, 2025).

The bilateral guarantees and guarantees under the PGP serve as credit enhancements and reduce IBRD's internal risk capital requirements. Guarantees that are contractually attached to the loan reduce the exposure at risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan (including the PGP), are recorded as a recoverable asset and included in Other assets on the Balance Sheet (see Notes to the Financial Statements, Note D - Loans and Other Exposures).

IBRD has also received other forms of credit enhancements for loans outstanding totaling $2.7 billion as of June 30, 2026 ($2.5 billion as of June 30, 2025), that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets - Miscellaneous on IBRD's Balance Sheet as they do not meet the accounting definition of guarantees.

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Table 21: Credit Enhancements Received

In millions of U.S. dollars

As of June 30,	*2026*	*2025*
Bi-lateral Guarantees Received		
Borrowing Country With Loan Guarantees		
Brazil	157	185
Egypt, Arab Republic of	132	138
Indonesia	317	350
Iraq	290	324
Jordan	315	333
Morocco	104	123
Philippines	167	200
Ukraine	11,140	9,685
Total Outstanding	**$ 12,622**	**$ 11,338**
Portfolio Guarantees Received	1,070	1,070
Other Credit Enhancements Received		
Borrowing Country With Other Credit Enhancements		
India	907	1,000
Ukraine	1,800	1,500
Total Outstanding	**$ 2,707**	**$ 2,500**
Total Guarantees and Credit Enhancements Received	**$ 16,399**	**$ 14,908**

Grant Making Facilities

Grant Making Facilities (GMFs) are funded by IBRD's contributions to specific trust funds and are complementary to IBRD's work. IBRD deployed $18 million under this program in FY26 ($17 million in FY25). These amounts are reflected in Contributions to Special Programs in IBRD's Statements of Income, after IDA's share is determined in accordance with the cost sharing ratio.

Externally-Funded Activities

Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and revenues from fee-based services to member countries, which are related to EFOs (Externally Financed Outputs), RAS (Reimbursable Advisory Services), and other financial products and services, including RAMP.

Trust Funds

Trust Funds receive money from donors that provide development solutions that serve member recipients and donors. Trust funded partnerships often serve as a platform for IBRD and the partners to access WBG's diverse technical and financial resources, and achieve development goals whose complexity, scale, and scope exceed any individual partner's capabilities. IBRD's roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

- Bank-executed activities for trust funds: IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements the activities financed. These trust funds support IBRD's work program. IBRD disbursed $629 million in FY26 ($604 million in FY25) of trust fund program funds, which was included in Non-interest expenses, Administrative in IBRD's Statements of Income with corresponding revenue included in Non-interest revenue, Revenue from externally funded activities (Table 6).
- Recipient-executed activities for trust funds: Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

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• Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers specific administrative or financial services with a limited operational role. Arrangements include the administration of debt service trust funds, fiscal agency funds and other more specialized limited fund management roles. IBRD uses a cost recovery framework for trust funds, to recover the costs of performing agreed roles in administering trust funds, and is guided by principles of transparency, fairness, simplification, standardization, predictability and consistent treatment across all trust fund donors. Management continues to implement measures to improve planning, support sustainability and enhance alignment of external funds with mission priorities through greater use of umbrella trust fund programs. During FY26, IBRD’s share of fees from trust fund administration was $93 million ($91 million in FY25), which is included in Revenue from externally funded activities (Table 3) on the Reported basis. On an Allocable income basis, this amount is part of Net non-interest expenses (Table 6). See Notes to Financial Statements, Note L: Trust Funds Administration and Other Services. The increase in fees was mainly driven by higher disbursements to the trust funds. Reimbursable Advisory Services (RAS) While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., Trust Funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include, for example, assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY26, IBRD earned revenue of $45 million ($49 million in FY25) from RAS, which is included in Revenue from externally funded activities (Table 3) on the Reported basis. On an Allocable income basis, this amount is part of Net non-interest expenses (Table 6). Externally Financed Outputs (EFOs) IBRD offers donors the ability to contribute to specific projects and programs. EFO contributions are recorded as restricted revenue when received because they are grants for contractually specified purposes. In FY26, IBRD had $4 million of restricted revenue, compared with $5 million in FY25, which are included in Net non-interest expenses – reported basis in Table 6. Restrictions are released once the funds are used for the purposes specified by donors. In FY26, there was a release of $6 million ($8 million in FY25). Other Financial Products and Services Managing Financial Risks for Clients IBRD helps member countries build resilience by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility, disasters, and extreme weather events. 33

Box 4 below lists some financial solutions and disaster risk financing instruments IBRD offers:

Box 4: Financing Instruments


Hedging Transactions
Interest Rate
Currency
Commodity Price
Disaster Risk Financing
Catastrophe Derivatives and Bonds
Insurance and Reinsurance
Regional Pooling Facilities

IBRD also intermediates the following risk management transactions for clients:

- *Affiliated Organization:* To assist IDA with its asset/liability management IBRD executed currency forward contracts on its behalf. There were no open trades as of June 30, 2026.
- *Unaffiliated Organization*: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is a counterparty to IFFIm and enters into offsetting swaps with market counterparties. During FY26, IBRD did not execute any swaps under this agreement.

(See Section IX: Risk Management, for a detailed discussion of IBRD's risk mitigation of these derivative transactions).

Asset Management

The Reserves Advisory and Management Partnership (RAMP) provides services that build clients' capacity to support the sound management of their official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, supranational organizations, and other public entities whose goals align with the World Bank Group's development mission. RAMP helps clients upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the institution's assets and, in return, receives a fee based on the average value of the portfolio managed. When no assets are under management, clients pay fees for tailored advisory services that address their specific development needs (Table 22). The fees earned are used to provide training and capacity-building services.

Table 22: RAMP - Assets and Revenues

In millions of U.S. dollars

As of June 30,		*2026*		*2025*
Assets managed under RAMP	$	33,893	$	27,772
Revenue from RAMP	$	17	$	15

In addition to RAMP, IBRD manages investments on behalf of IDA, MIGA, trust funds and other official sector institutions; those investments are not included in IBRD's assets.

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers funds restricted for specific uses on the donors' behalf. This administration is governed by agreements with donors, who include members, their agencies and other entities. These funds are held in trust and are not included on IBRD's Balance Sheets, except for undisbursed balances from third-party contributions made to trust funds executed by IBRD, individually or with other affiliated organizations as well as GFPP and LPF1, which are recognized on the Balance Sheets. (Table 23).

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Table 23: Funds Held in Trust by IBRD In millions of U.S dollars As of June 30, 2026 2025 Bank-executed activities $ 220 $ 243 Jointly executed with affiliated organizations 1,028 1,059 Recipient-executed activities 3,845 6,035 Financial intermediary funds 37,972 48,478 Execution not yet assigned a 8,690 8,468 Total fiduciary assets $ 51,755 $ 64,283 a.These represent assets held in trust for which the determination as to the type of execution is yet to be finalized. 35

SECTION VI: INVESTMENT ACTIVITIES

Investments held by IBRD are designated as trading and used mostly for liquidity purposes. As of June 30, 2026, Investments - Trading totaled $97.0 billion ($102.7 billion as of June 30, 2025). See Note C—Investments in the Notes to the Financial Statements.

Liquid Asset Portfolio

Funds raised through IBRD's borrowing activities that have not yet been deployed for lending are held in the liquid asset portfolio to provide liquidity for IBRD's operations. The portfolio is managed with the goal of ensuring sufficient cash flows to meet all of IBRD's financial commitments. While it seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments, consistent with its investment objective of prioritizing principal protection over yield. Liquid assets are managed conservatively and are primarily held against disruptions in IBRD's access to capital markets.

IBRD's liquid assets are held mainly in highly rated, fixed-income instruments (see Box 7: Eligibility Criteria for IBRD's Investments) and include the following:

- Government, agency, and corporate obligations
- Time deposits and other unconditional obligations of banks and financial institutions
- Asset-backed securities (including agency mortgage-backed securities)
- Currency, interest rate and other risk management derivatives
- Exchange-traded options and futures

Table 24: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,		*2026*	*%*		*2025*	*%*
Liquid asset portfolio						
Time Deposits	$	49,319	54 %	$	52,279	55 %
Government, agency and corporate obligations		37,785	41		41,626	43
Asset-backed Securities & Others		5,064	5		2,138	2
Total	$	92,168	100 %	$	96,043	100 %

In FY26 and FY25, IBRD maintained liquidity volumes above a Prudential Minimum defined as 80% of the twelve-month Target Liquidity Level. The twelve-month Target Liquidity Level was calculated before the end of each fiscal year based on Management's estimates of projected net loan disbursements approved at the time of projection and debt-service for the upcoming fiscal year. This twelve-month estimate became the target for the upcoming fiscal year and the Prudential Minimum was 80% of this target (see Section IX: Risk Management, for details of how IBRD manages liquidity risk).

On July 7th, 2026, the Board approved a new approach to simplify the existing liquidity framework by setting IBRD's Prudential Minimum level of liquidity at 100% of Management's estimates of twelve months of net projected disbursements and debt service for the upcoming fiscal year. The FY27 Prudential Minimum is $78.5 billion. The Target Liquidity level is no longer in use under the new approach.

The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD's exchange-rate and interest-rate-risk-management policies (see Section IX: Risk Management), combined with appropriate investment guidelines (Box 7).

The maturity profile of IBRD's liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2026, $73.2 billion (approximately 79% of total volume) was due to mature within six months, of which $24.1 billion was expected to mature within one month.

36

During FY26, IBRD’s total return on the liquid asset portfolio was 4.38%, a marginal decrease compared to FY25 total return of 5.19%, and consistent with the decreasing interest rate environment. In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of borrowing expenses. In FY26, IBRD had $68 million of revenue, net of borrowing expenses on the investment portfolio as discussed in Section III: Financial Results. Other Investments In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to the PEBP, PCRF, and other investments (see Note C—Investments). Table 25 below summarizes the net carrying value of other investments: Table 25: Net Carrying Value of Other Investments In millions of U.S. dollars As of June 30, 2026 2025 PEBP $ 3,714 $ 3,252 PCRF and others 1,840 1,803 Total $ 5,554 $ 5,055 37

SECTION VII: BORROWING ACTIVITIES IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support IBRD’s lending operations which are aimed at promoting sustainable development for IBRD’s borrowing member countries. Borrowings IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets. IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for IBRD’s operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year. As discussed in Section I: Overview, IBRD uses currency and interest rate derivatives in connection with its borrowings for asset and liability management purposes. New medium and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently, as needed. This is in accordance with loan funding requirements, so that IBRD can minimize interest rate and currency risk. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. Further discussion on how IBRD manages this risk is included in Section IX: Risk Management. IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). In FY26, IBRD raised a total of $48.7 billion of medium- and long-term debt (Table 28). From time to time, IBRD exercises the call option in its callable bond issues; it may also repurchase its debt to meet other operational or strategic needs such as providing liquidity to its investors (Table 28). As of June 30, 2026, the borrowings totaled $309.2 billion, $3.1 billion higher than June 30, 2025 (see Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to net medium-and long-term debt issuances during the year (Table 28). Table 26 illustrates the impact of derivatives on the currency composition of IBRD's borrowing portfolio. Table 26: Effect of Derivatives on Currency Composition of the Borrowing Portfolio – June 30, 2026 In millions of U.S. dollars, except ratios which are in percentages As of June 30, 2026 Borrowings excluding derivatives Borrowings including derivatives US Dollar 60% 85 % Euro 17 14 Others 23 1 Total 100% 100 % As of June 30, 2026, IBRD’s total borrowings, after the effects of derivatives, carried variable rates with a weighted average cost of 3.8% (4.4% as of June 30, 2025). The decrease in the weighted average cost from the prior year reflects the decrease in the short-term market interest rates during the year. This also resulted in a decrease in IBRD’s weighted average loan rates, which are also based on IBRD’s borrowing expenses. IBRD’s lending spread was therefore not impacted by the decrease in short-term interest rates (Figure 2). 38

Short-Term Borrowings Table 27 summarizes IBRD’s short-term borrowings, which mainly include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings. Discount Notes IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 158 days. Securities Lent or Sold under Repurchase Agreements These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days. Other Short-Term Borrowings Other short-term borrowings are mostly money market instruments that have maturities of one year or less. Table 27: Short-Term Borrowings In millions of U.S. dollars, except rates which are in percentages As of June 30, 2026 2025 Discount notes a Average daily balance during the fiscal year $ 14,264 $ 13,166 Weighted-average rate during the fiscal year 4.03% 4.72 % Securities lent or sold under repurchase agreements b Average monthly balance during the fiscal year $ 145 $ 449 Weighted-average rate during the fiscal year 4.15% 4.88 % Other short-term borrowings a Average daily balance during the fiscal year $ 141 $ 105 Weighted-average rate during the fiscal year 3.99% 4.69 % a. At amortized cost which approximates fair value b. Excludes securities related to PEBP and PCRF. 39

Medium- and Long-Term Borrowings

In FY26, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $48.5 billion (Table 28) with an average maturity to first call of 6.3 years. The decrease in medium- and long-term debt raised in FY26 is primarily due to lower debt servicing and refinancing requirements.

In FY25, IBRD started issuing debt in the form of perpetual hybrid capital. As of June 30, 2026, the amount raised was $0.7 billion, of which $0.2 billion (Table 28) was raised in FY26.

Table 28: Funding Operations Indicators

In millions of U.S. dollars, except maturities which are in years

For the fiscal year ended June 30,	*2026*	*2025*
Issuances [a]		
Medium- and long-term funding raised	$ 48,741	$ 64,545
Average maturity to first call date	6.3	5.5
Average maturity to contractual final maturity [b]	8.3	8.0
Maturities		
Medium- and long-term funding matured	$ 34,801	$ 33,879
Average maturity of debt matured [b]	5.5	6.4
Called/Repurchased		
Medium- and long-term funding called/repurchased	$ 7,654	$ 4,676

a. *Expected life of IBRD's bonds are generally between first call date and the contractual final maturity.*

b. *Excludes hybrid capital that has no defined maturity period.*

Table 29: Maturity Profile of Medium Long-Term Debt

In millions of U.S. dollars

	As of June 30, 2026						
	Less than 1 year	*1 to 2 years*	*2 to 3 years*	*3 to 4 years*	*4 to 5 years*	*Due After 5 years*	*Total*
Medium and Long-Term Debt	$ 37,709	$ 38,302	$ 34,579	$ 38,533	$ 38,887	$ 111,072	$ 299,082

As shown below, 61% of IBRD's medium-and long-term borrowings issued during the year were in U.S. dollars:

Table 30: Medium and Long-Term Borrowings Raised by Currency during the year, Excluding Derivatives

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	*2026*	*2025*
US Dollar	61 %	74 %
Euro	9	10
Others	30	16
Total	100 %	100 %

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SECTION VIII: CAPITAL ACTIVITIES

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2026, IBRD had 189 member countries, with the top six accounting for 40% of the total voting power (Figure 11). The United States is IBRD's largest shareholder, with 15.98% of total voting power. Accordingly, it also has the largest share of IBRD's uncalled capital, $52,048 million, or 17% of total uncalled capital.

As of June 30, 2026, member countries holding a credit rating of AA and above accounted for 38% of the total voting power.

Subscribed Capital

Total subscribed capital is comprised of paid-in capital and uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD's Financial Statements for balances by country.

Figure 11: Voting Power of Top Six Members
as of June 30, 2026


United States
15.98%
Japan
6.88%
China
5.75%
Germany
4.09%
France
3.75%
United Kingdom
3.75%
0%
5%
10%
15%
20%

Table 31: Breakdown of IBRD Subscribed Capital
In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	*%*	*2026*	*2025*	*Variance*
Subscribed capital				
Paid-in capital	7%	$ 23,644	$ 22,911	$ 733
Uncalled Subscribed capital	93%	308,853	303,924	4,929
Total subscribed capital	**100%**	**$ 332,497**	**$ 326,835**	**$ 5,662**

Uncalled Subscribed Capital

As of June 30, 2026, the total uncalled portion of subscriptions was $308,853 million. The amount may be called only when required to meet IBRD's obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD when making loans. Of this amount, $42,855 million was restricted pursuant to resolutions of the Board of Governors (though such conditions are not required by IBRD's Articles). While these resolutions are not legally binding on future Board of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's capital. Any such calls are required to be uniform, but the obligations of IBRD's members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On

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any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action. The balance of the uncalled portion of the U.S. subscription, $44,385 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the U.S. Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. Capital Increases In October 2018, the Governors approved a new GCI and SCI as part of a capital package that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases were expected to result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital. The subscription periods for the GCI and SCI ended on October 1, 2025. On January 8, 2026, the Board of Governors approved the reallocation of unsubscribed shares from the capital increases to member countries that did not complete their subscription, providing an option to subscribe by April 16, 2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.2 billion as of April 16, 2026. 19,578 of unsubscribed shares will be returned to IBRD's unallocated pool of shares. Paid-In Capital Paid-in capital has two components: • The U.S. dollar portion, which is freely available for use by IBRD. • National Currency Paid-In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles and is subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies. Usable Paid-in Capital Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which use restrictions have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 32. The $583 million increase in usable paid-in capital during FY26 was primarily due to the receipt of $562 million for GCI and $171 million for SCI. 42

Table 32: Usable Paid-in Capital In millions of U.S dollars As of June 30, 2026 2025 Variance Paid-in Capital $ 23,644 $ 22,911 $ 733 Deferred amounts to maintain value of currency holdings a (466) (298) (168) Adjustments for unreleased NCPIC: Restricted cash (49) (61) 12 Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (231) (313) 82 Receivable amounts to maintain value of currency holdings (402) (325) (77) MOV payable 6 5 1 Total Adjustments for unreleased NCPIC (676) (694) 18 Usable paid-in capital $ 22,502 $ 21,919 $ 583 a. The MOV (Maintenance-Of-Value) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred. Usable Equity Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity is central to the three frameworks IBRD uses to manage its capital adequacy, credit risk, and equity earnings. These frameworks, described in Section IX: Risk Management, are: • Strategic Capital Adequacy Framework • Credit Risk and Loan Loss Provisioning Framework • Other ALM Framework See Table 33 for the components of Usable Equity and see Table 34 for a reconciliation of Total Equity and Usable Equity. 43

SECTION IX: RISK MANAGEMENT Risk Governance IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit Committee (AC), periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas. IBRD’s risk governance structure is built on the “three lines model” where: • 1st Line: Business units, with support from specialized functions, are responsible for directly managing risks in their respective functional areas; • 2nd Line: The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over risk management practices; and • 3rd Line: Internal Audit provides independent assurance and advice on the effectiveness of risk management. IBRD’s risk management process consists of risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners are responsible for identifying, assessing, responding to, monitoring and reporting risks. Risk Oversight and Coverage The Vice President and World Bank Group Chief Risk Officer (CRO) oversees financial, operational, model, and Environmental and Social (E&S) risks. These include: (i) Country credit risks associated with the WBG’s sovereign-lending activities; (ii) Market and counterparty risks, including liquidity, market and model risks; (iii) Operational risks, related to people, process, and systems, or from external events; (iv) Model risk management framework and its governance, and (v) E&S risks associated with projects across WBG operations, including grievance management. The new integrated WBG E&S operating model became effective in January 2026, and the CRO now oversees an independent global E&S risk department as a second line of defense. The Vice President and World Bank group Chief Risk Officer (CRO) is leading the implementation of a more integrated risk management structure across the World Bank Group institutions, in order to strengthen group-wide risk oversight, enhance risk governance, and align risk management with strategic priorities across the WBG institutions. As part of this initiative, IBRD staff are being integrated into the World Bank Group’s financial, operational, model and E&S risk functions under newly appointed leadership and revised organizational structure. Implementation of this initiative will continue throughout FY27. The following units report directly to the CRO: Credit Risk Department • Identifies, measures, monitors, and manages country credit risk faced by IBRD, including monitoring borrowers that are vulnerable to crises in the near term. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public. • Assesses loan portfolio risk, determines whether provisions are sufficient for losses on loans and other exposures, and assesses overall capital adequacy. These risk assessments are taken into account when determining the overall country programs and lending operations. • Reviews proposed new financial products or initiatives for any impact on portfolio credit risk and capital adequacy. 44

Market and Counterparty Risk Department • Responsible for strengthening the financial risk governance by ensuring that market, liquidity and counterparty credit risks are identified, measured, monitored, and managed consistently and effectively, so funding, hedging ALM and investment activities are consistent with IBRD's risk appetite, capital adequacy framework, and long-term financial sustainability. • Ensures effective oversight, including: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent second line of defense oversight, and (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight. • Responsible for validation of market data and models used for fair valuation of financial instruments. Undertakes model verification to ensure robust implementation of the models for fair valued products. Operational Risk Department • Provides direction and oversight for operational risk activities by business function. • Oversees the operational risk, business continuity, operational resilience, corporate insurance, data privacy, and enterprise risk functions. • Key operational risk management responsibilities include: (i) implementing the operational risk management framework which provides direction to business unit partners to ensure consistent application, (ii) assisting and guiding business units in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iii) helping identify emerging risks and trends through monitoring of internal and external risk events, (iv) managing the Operational Risk Council (ORC) that oversees and monitors operational risks, and (v) supporting risk response and mitigating actions, and preparing a corporate Operational Risk Report for review and discussion by the ORC. Environmental and Social (E&S) Risk Department • Provides independent second-line oversight of Environmental & Social (E&S) risks across WBG operations to help ensure that risks are appropriately identified, assessed, monitored, and mitigated. • Works closely with E&S operational teams to validate risks, monitor corrective actions, support cross-regional learning, and promote timely, consistent, and actionable escalation of key E&S risk issues. • Leads E&S risk oversight activities through early identification of emerging risks, structured portfolio reviews, watch list management, heightened monitoring, and targeted interventions. • Oversees grievance management across the full lifecycle, from intake to closure, including tracking, assessment, escalation where needed, and analysis of grievance trends to inform risk mitigation, operational learning, and more consistent E&S risk management across the portfolio. Model Risk Analytics and Governance Unit • Responsible for developing and maintaining the model risk management framework and coordinating with the WBG institutions on its implementation. • Supports effective model risk governance by establishing clear roles, responsibilities, ownership, communication, knowledge sharing, remediation processes, and authority to escalate issues, while ensuring that each institution retains decision-making authority and accountability for managing its own model risk. • Coordinates with model owners and model validators and provides recommendations, where applicable, to support consistent model risk management practices. 45

The risk of IBRD's operations not meeting their development outcomes (development outcome risk) in IBRD's lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Risk Committees

Figure 12: Management Risk Committee Structure



Enterprise Risk
ERC
Enterprise Risk Committee
Chair: WBG CRO
Financial Risk
FRC
Finance and Risk Committee
Chair: WBG MDCFO
ALCO
Asset and Liability Management Committee
Chair: WBG MDCFO
Administrative Risk
ARC
Administrative and Risk Committee
Chair: WBG MDCAO

During FY26, as part of the World Bank Group's strategic efforts to scale impact, enhance operational efficiency, and deliver greater value to our clients, a WBG Enterprise Risk Committee and a WBG Administrative and Risk Committee were established, and the WBG Finance and Risk Committee and WBG Asset and Liability Management Committee are being granted an expanded purview across the WBG institutions under a unified governance framework.

Enterprise Risk Committee (ERC), a WBG committee chaired by the WBG Chief Risk Officer, aims to strengthen enterprise-wide risk oversight and better manage reputation and franchise risks among stakeholders across the World Bank Group. ERC provides a senior-level forum to elevate critical and cross-cutting risks, supports more integrated risk-informed decision-making, and reinforces institutional resilience and trust. The ERC helps to streamline risk-related processes and reporting, with a focus on applying institutional expertise more effectively while reducing unnecessary burden on operational teams.

The Finance and Risk Committee (FRC), a Vice President-level WBG committee, chaired by the Managing Director and WBG Chief Financial Officer (MDCFO), is in the process of being expanded as the principal financial policy-setting committee for IBRD, IDA, IFC, and MIGA, as well as for World Bank Group Trust Funds. The FRC will be responsible for decisions relating to financial sustainability, capital resources, and financial risk appetites across the WBG institutions. It endorses, clears or approves new or changes to existing policies, products, structures, and frameworks that have material financial or risk implications for any of the WBG institutions and World Bank Group Trust Funds.

Asset and Liability Management Committee (ALCO), a Vice President-level WBG committee chaired by the MDCFO, is responsible for continuous monitoring of balance sheet and ALM positions of the WBG institutions, and decision-making on ALM matters. ALCO establishes and reviews ALM frameworks of the WBG institutions under the ALM policies established by their respective Boards; monitors financial positions, outlooks and ALM activities; and ensures prudent balance sheet management and compliance with applicable policies and risk limits.

Administrative and Risk Committee (ARC), a WBG committee chaired by the Managing Director and Chief Administrative Officer (MDCAO), functions as the principal forum for administrative risk matters. It provides oversight to ensure a group-wide view of how these risks are interconnected and of emerging threats, using risk management mechanisms.

46

Management of IBRD’s Risks IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing (Box 5). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units. In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool. Box 5: Summary of IBRD's Specific Risk Categories Types of Risk How the Risk is Managed Credit Risk Country Credit Risk Counterparty Credit Risk IBRD’s credit-risk-bearing capacity and individual country exposure limits Counterparty credit limits and collateral Market Risk Interest Rate Risk Exchange Rate Risk Liquidity Risk Interest rate derivatives to match the sensitivity of assets and liabilities Currency derivatives to align the currency composition of assets and liabilities Prudential minimum liquidity level Operational Risk Risk assessment and monitoring of key risk indicators and internal and external operational risk events E&S Early identification of emerging risks, structured portfolio reviews, watch list management, and targeted interventions Model Risk Perform or assist in independent model validation on a sample basis Capital Adequacy IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity. IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loans and other exposures over a medium-term capital-planning horizon. As shown in Table 33, IBRD’s Equity-to-Loans ratio remained unchanged at 21.6% as of June 30, 2026 and as of June 30, 2025, and remained above the policy minimum of 18%.The higher usable equity reflects the proposed transfer to general reserve out of the FY26 allocable income, increase in usable paid-in capital and the release of PCRF assets. In February 2026, IBRD's Board approved a release of PCRF assets to be used for general purposes. As a result, $225 million was transferred from the Pension Reserve to the General Reserve. For IDA's share of the PCRF investments, IBRD's payable to IDA was reduced. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long- term financial sustainability. In October 2024, the Board approved Enhanced Callable Capital (ECC), another shareholder support instrument to expand IBRD's financing capacity. Shareholders can convert a portion of their existing callable capital to the enhanced terms so that it can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. The ECC conversion is on a voluntary basis and upon bilateral agreement between the shareholder and IBRD. In January 2026, IBRD signed an agreement with one member country converting $50 million of the member country's existing callable 47 capital to ECC terms. This agreement became effective in January 2026. The ECC has no impact on the total equity until the call is made, but is part of the usable equity that is available to support IBRD's lending operations. For capital adequacy purposes, hybrid capital is a component of usable equity in the equity-to-loans ratio (Table 33) in accordance with IBRD's financial policies. As of June 30, 2026, IBRD has signed bi-lateral agreements for hybrid capital with 11 member countries for a total notional value of $987 million out of which, $683 million has been settled and reported in the balance sheet. Portfolio guarantees are risk management instruments that support additional financing capacity for IBRD. On IBRD's Balance Sheet, effective portfolio guarantees are recorded in Other assets measured based on the expected credit losses on the underlying portfolio. As of June 30, 2026, portfolio guarantee agreements with 2 member countries totaling $1.1 billion notional were effective. During the fiscal year ended June 30, 2026, $17 million of portfolio guarantees were called. For capital adequacy measures, effective portfolio guarantees are treated as reductions to loan exposures in the equity-to-loans ratio to capture their first-loss and portfolio-wide loss-absorption features. Figure 13: Equity-to-Loans Ratio Equity-to-Loans ratio Policy minimum Jun- 22 Jun- 23 Jun- 24 Jun- 25 Jun- 26 16% 18% 20% 22% 24% 26% 48

Table 33: Equity-to-Loans Ratio

In millions of U.S. dollars

As of June 30,	2026	2025	Variance: Total	Variance: Due to Activities	Variance: Due to Translation Adjustment
Usable paid-in capital	$ 22,502	$ 21,919	$ 583	$ 746	$ (163)
Special reserve	293	293	—	—	—
General reserve [a]	36,529	35,240	1,289	1,289	—
Cumulative translation adjustment [b]	(542)	(224)	(318)	—	(318)
Hybrid capital	683	482	201	205	(4)
Other adjustments [c]	268	168	100	38	62
Equity (usable equity) (Table 34)	**$ 59,733**	**$ 57,878**	**$ 1,855**	**$ 2,278**	**$ (423)**
Loan exposures	$ 290,809	$ 283,090	$ 7,719	$ 9,502	$ (1,783)
Adjustments to reflect third-party guarantees received	(15,109)	(13,620)	(1,489)	(1,508)	19
Adjustment for portfolio guarantees received [d]	(4,210)	(4,280)	70	70	—
Present value of guarantees provided	5,340	3,818	1,522	1,587	(65)
Effective but undisbursed DDOs	2,691	2,105	586	604	(18)
Relevant accumulated provisions	(2,939)	(2,813)	(126)	(152)	26
Deferred loan income	(715)	(681)	(34)	(40)	6
Other exposures and adjustments, net	254	366	(112)	(112)	—
Loans (total exposure)	**$ 276,121**	**$ 267,985**	**$ 8,136**	**$ 9,951**	**$ (1,815)**
Equity-to-Loans Ratio	**21.6 %**	**21.6 %**			

a. Includes transfer to the General Reserve, which for FY26 (FY25) was approved by the Board on August 6, 2026 (August 7, 2025).

b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

c. Includes cumulative remeasurement gains on non-functional currencies of $277 million for FY26 ($216 million gains for FY25), and an adjustment of $38 million related to ECC (Nil - as of June 30, 2025).

d. The adjustment for portfolio guarantees received is management's estimate of the benefit of the PGP which covers losses on the entire portfolio (first loss), and also the counterparty credit risk.

The subscription periods for the 2018 General and Selective Capital Increases (GCI and SCI) ended on October 1, 2025. On January 8, 2026, the Board of Governors approved the reallocation of unsubscribed shares from the capital increases to member countries that did not complete their subscription, providing an option to subscribe by April 16, 2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.2 billion as of April 16, 2026.

In line with IBRD's currency management policy, exchange rate movements during the year did not have an impact on IBRD's Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Table 34 provides a reconciliation of IBRD's total equity (Table 2) to the usable equity amounts presented and discussed in the MD&A (Table 33) as of June 30, 2026.

49

Table 34: Usable Equity

In millions of U.S. dollars

For the fiscal years ended June 30,	*2026*	*2025*
Total Equity (Table 2)	**$ 74,353**	**$ 72,012**
Proposed transfer to general reserve (Table 11)	**1,064**	**1,182**
Less - adjustments to retained earnings (Table 11):		
Unallocated Net Income (Loss)	(3,161)	(2,915)
Pension Reserve	(1,066)	(987)
Surplus	—	—
Cumulative fair value adjustments	(1,643)	(1,390)
Other reserves	(808)	(729)
Restricted retained earnings	(7)	(11)
Total adjustments to retained earnings	**(6,685)**	**(6,032)**
Less - adjustments to accumulated other comprehensive income:		
Accumulated other comprehensive income	(9,365)	(9,654)
Cumulative translation adjustment (Table 33)	(542)	(224)
Total adjustments to accumulated other comprehensive income	**(9,907)**	**(9,878)**
Other adjustments:		
Hybrid capital	683	482
ECC	38	—
Cumulative remeasurement gains on non-functional currencies	277	216
Cumulative PEBP income adjustment [a]	(48)	(48)
Adjustments for unreleased National Currency Paid-In Capital (NCPIC)	(42)	(56)
Total other adjustments	**908**	**594**
Usable Equity (Table 33)	**59,733**	**57,878**

a. Reflects a legacy treatment to exclude income earned on PEBP assets, as this income is intended to support PEBP liabilities only.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD's mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country's exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into nonaccrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into nonaccrual, would result in IBRD's financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD's exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD's exposure to each borrowing country and each borrowing country's expected default to IBRD as captured in its credit rating. Credit ratings and default probabilities reflect country economic, financial and political circumstances, and also consider Environmental, Social and Governance (ESG) risk factors. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large

50

nonaccrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio. IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as the economic situation of the country and concentration in the portfolio. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework. Portfolio Concentration Risk Portfolio concentration risk, which arises when a small group of borrowing countries account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of Deferred Drawdown Options (DDOs) that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit (SBL). Equitable Access Limit (EAL) and Statutory Lending Limit (SLL) The EAL is equal to 10% of IBRD’s SLL. Under IBRD’s Articles, as applied, total loans outstanding, including participations in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. As of June 30, 2026, the SLL totaled $370.1 billion. The outstanding loans and callable guarantees totaled $296.2 billion, or 80% of the SLL. The EAL was $37.0 billion, as of June 30, 2026. The SLL was established at inception to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. IBRD has subsequently adopted an internal risk-based capital adequacy framework based on risk management practices that have evolved significantly since the time the SLL was established. The SLL is not a risk-based metric, and could constrain IBRD’s lending capacity below levels that are consistent with its risk-based framework. Accordingly, IBRD is in the process of amending the Articles to remove the SLL. The Board of Governors approved a Resolution to remove the SLL on July 10, 2023. The amendment process remains underway, which requires acceptance by three-fifths of the members having eighty-five percent of the voting power. Single Borrower Limit (SBL) The SBL amount is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The SBL framework reflects a dual-SBL system, with the SBL for countries above the Graduation Discussion Income (GDI) threshold set lower than the SBL for countries below GDI. GDI is the level of GNI (Gross National Income) per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $7,855 as of July 1, 2025. Under the dual-SBL system, the SBL for FY26 was $31.7 billion for highly creditworthy countries below the GDI and $22.6 billion for highly creditworthy countries above the GDI. On July 7, 2026, the Board approved the FY27 SBL of $32.8 billion and $22.6 billion for countries below and above GDI, respectively. As of June 30, 2026, the ten countries with the highest exposures accounted for about 57% of IBRD’s total exposure (Figure 14). IBRD’s largest exposure to a single borrowing country was $22.3 billion on June 30, 2026. 51

Sustainable Annual Lending Level (SALL) The “Financial Sustainability Framework” (FSF) requires IBRD to align its annual lending levels to its long- term sustainable capacity, while retaining flexibility to respond to crises by maintaining a crisis buffer. The SALL is the maximum annual commitment level sustainable, in real terms, for 10 years in line with IBRD’s prudential policies. Under the FSF, the Board annually approves a crisis buffer. The crisis buffer- adjusted sustainable annual lending level (SALL-Adj) serves as the upper bound for regular lending in the next year. For the fiscal year ending June 30, 2026, the Board had approved a crisis buffer of $10.0 billion and a SALL-Adj of $42.0 billion. On June 29, 2026, the Board approved a crisis buffer of $10.0 billion for FY27. The corresponding SALL-Adj, which will be the core lending ceiling for FY27, is $42.0 billion. The total lending capacity also includes additional capacity from the Global Solutions Accelerator Platform (GSAP) as part of the Framework for Financial Incentives (FFI), as well as additional operations supported by highly rated bilateral guarantees and other balance sheet optimization measures. Figure 14: Country Exposures as of June 30, 2026 In billions of U.S. dollars Top Ten Country Exposures 22.3 20.6 17.6 16.3 15.8 15.7 13.7 13.4 13.1 12.2 0 2 4 6 8 10 12 14 16 18 20 22 24 India Indonesia Philippines Colombia Türkiye Brazil China Mexico Argentina Morocco a. Exposure includes loans outstanding and guarantees provided and are net of guarantees received. As of June 30, 2026, IBRD's loans outstanding to Ukraine were $18.1 billion, and guarantees provided to Ukraine were $0.3 billion. Guarantees and other credit enhancements received from third parties for the benefit of Ukraine were $12.9 billion, bringing IBRD's net exposure to Ukraine to $5.5 billion. Credit-Risk-Bearing Capacity Management uses risk models to estimate the size of a potential nonaccrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated nonaccrual shock is a single measure of the credit quality of the portfolio that combines the following: • IBRD’s country-credit-risk ratings and their associated expected risk of default; • Covariance risks; • The outstanding loan’s distribution across risk rating categories; and • The exposure concentration. The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential nonaccrual events on equity and income earning capacity. Expected Losses, Overdue Payments, and Non-Performing Loans The loan loss provision is calculated by taking into account IBRD’s total estimated exposure, the Expected Default Frequency (EDF), i.e. probability of default, and the assumed loss in the event of default. Expected losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity (see Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures). a 52

When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 6). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA loans may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2026, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months. Effective June 16, 2026, all loans made to Iran were placed in nonaccrual status. As of June 30, 2026, IBRD had $290.8 billion of loans outstanding, of which 0.5% were in nonaccrual status, all related to Zimbabwe, Belarus and Iran. The exposure to Zimbabwe was $424 million as of June 30, 2026, compared with $425 million as of June 30, 2025. The exposure to Belarus was $1,003 million as of June 30, 2026, compared with $1,012 million as of June 30, 2025. The exposure to Iran was $126 million as of June 30, 2026 compared with $139 million as of June 30, 2025. IBRD’s accumulated provision for losses on loans and other exposures was $3.1 billion, which represents a provisioning rate of less than 1% of the underlying exposures ($3.0 billion as of June 30, 2025, less than 1% of the underlying exposures). During the year, IBRD received $1 million ($2 million in FY25) from borrowers in nonaccrual status towards overdue principal. IBRD did not receive any payments towards overdue interest (nil in FY25). No interest income was recognized in the Statements of Income for FY26 or FY25. During the year, no loans to any borrowing country were restored to accrual status. Box 6: Treatment of Overdue Payments Overdue by 30 days Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. That is, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (Reference rate + spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid. Overdue by 45 days In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time. Overdue by 60 days In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval. Overdue by more than six months In addition to the suspension of disbursements on all loans to, or guaranteed by, the member country, all loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD's management determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges accrued but not yet paid on loans outstanding are deducted from the revenue for the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed. 53

Counterparty Credit Risk IBRD is exposed to commercial and non-commercial counterparty credit risk. Commercial Counterparty Credit Risk Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves. IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, considering the current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities. Commercial credit risk management includes ESG related assessments in the approval and monitoring of higher exposure counterparties for the liquid asset portfolio and for derivative counterparties. In addition, third-party ESG scores of the liquid asset portfolio and derivative exposures are monitored. IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, corporates and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 35). Derivative Instruments In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest rate risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk. While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners. Under IBRD’s collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings based collateral threshold. As of June 30, 2026, IBRD had received collateral of cash and securities totaling $0.4 billion ($0.5 billion - June 30, 2025). IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements, Note F: Derivative Instruments). Investment Securities The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including instruments eligible for investments, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 7). The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place 54 to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer, as deemed necessary. IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions. Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department. Box 7: Eligibility Criteria for IBRD's Investments a Instrument Securities Description Sovereigns IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer. Agencies IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity (other than the government of a member country), with a minimum credit rating of AA-. Corporates and asset-backed securities IBRD may only invest in securities with a triple-A credit rating. Time deposits b IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-. Commercial Paper IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least two Prime-1 ratings. Securities lending, and borrowing, repurchases, resales, and reverse repurchases IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories. Collateral Assets IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received. a. All investments are subject to approval by the Market and Counterparty Risk Department and must appear on the “Approved List” created by the department. b. Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions. Commercial Counterparty Credit Risk Exposure As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies, corporates, and asset-backed securities) (Table 35). 55

Table 35: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	June 30, 2026				
	Investments				
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$ 9,222	$ 13,996	$ —	$ 23,218	25 %
AA	8,553	45,400	163	54,116	58
A	4,274	12,032	102	16,408	17
BBB or lower/unrated	5	44	4	53	*
Total	**$ 22,054**	**$ 71,472**	**$ 269**	**$ 93,795**	**100 %**

	June 30, 2025				
	Investments				
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$ 8,334	$ 12,252	$ —	$ 20,586	21 %
AA	6,499	49,688	114	56,301	56
A	7,524	15,541	146	23,211	23
BBB or lower/unrated	3	42	—	45	*
Total	**$ 22,360**	**$ 77,523**	**$ 260**	**$ 100,143**	**100 %**

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

** Indicates percentage less than 0.5%.*

IBRD's overall commercial counterparty credit exposure, net of collateral held, was $93.8 billion as of June 30, 2026. As shown on Table 35, the credit quality of IBRD's portfolio remains concentrated in the upper end of the credit spectrum, with 83% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A-rated counterparties primarily consisted of sovereigns and financial institutions, which include collateralized swap exposures and short-term deposits.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates (Table 36):

Table 36: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of June 30, 2026

Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$ 5,085	$ —
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	504	—
			$ 5,589	**$ —**

- *Borrowing Member Countries:* Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2026, the notional amounts were $5.1 billion with no net exposure to IBRD under these agreements. Expected losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.
- *Affiliated Organizations:* Derivative contracts were executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2026, IBRD did not have any exposure to IDA under these agreements.

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• Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2026, the notional amounts were $0.5 billion with no net fair value exposures to IBRD under this agreement. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2026, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets. Credit and Debit Valuation Adjustments Most outstanding derivative positions are transacted over the counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk. The CVA is calculated using future projected exposures of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2026, IBRD recorded a CVA on its Balance Sheet of $39 million, and a DVA of $327 million. Changes in Credit Spreads • Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates. Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Statements of Comprehensive Income. • Loans: IBRD’s fair value model mainly represents a hypothetical MDB market exit price of the loans outstanding. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. IBRD does not hedge its sovereign credit exposure but Management assesses its credit risk through a loan loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity. • Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (Box 7). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. • Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through: ◦ Stringent selection of commercial derivative counterparties, ◦ Daily marking-to-market of derivative positions, and ◦ Use of collateral and collateral thresholds for all commercial counterparties. The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in Table 37, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads. 57

Table 37: Effect of Credit on IBRD Portfolios

In millions of U.S. dollars

As of June 30, 2026		*Credit Effect on Portfolio Value* [a]
Borrowings	$	127
Loans [b]		(10)
Investments [c]		(3)
Total gains	**$**	**114**

a. Excludes CVA and DVA on derivatives.

b. If loans were measured at fair value

c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD's financial assets and liabilities into variable-rate instruments. Before these derivatives, 90% of the outstanding borrowings had fixed interest rates, and 10% of the loans had fixed interest rates as of June 30, 2026. After considering the effects of these derivatives, virtually the entire borrowing and loan portfolios are reported at variable interest rates.

- *Loan and Borrowing Portfolios:* In line with IBRD's financial risk management strategies, the sensitivity of IBRD's loan and borrowing portfolios to changes in interest rates is managed through derivatives. As noted earlier, IBRD intends to maintain its positions in these portfolios until maturity and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the sensitivity to interest rates, are therefore not expected to be realized.
- *Other ALM:* IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. Other ALM is classified as a non-trading portfolio and these derivatives are recorded at fair value.
- *Investments:* After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in Table 38 below where the amount represents the dollar change in fair value corresponding to a one basis point parallel upward shift in interest rates as of June 30, 2026.

Table 38: Effect of Interest Rates on IBRD's Portfolios

In millions of U.S. dollars

As of June 30, 2026		*Net Interest Rates Effect on Portfolio Value* [a]
Borrowing portfolio	$	(1)
Loan portfolio [b]		1
Other ALM		(24)
Investment portfolio [c]		(1)
Total losses	**$**	**(25)**

a. After the effects of derivatives

b. If loans were measured at fair value.

c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.

58

Figure 15 depicts the effect of derivatives on the overall sensitivity of borrowing, loan, other ALM and investments portfolios. It indicates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in $118 million of unrealized mark-to-market gains on bonds, which would be offset by the impact of $119 million of unrealized mark-to-market losses on swaps. Loan sensitivities are illustrative as loans are reported at amortized cost on the Balance Sheets.

Figure 15: Sensitivity to Interest Rates

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)
In millions of U.S. dollars

As of June 30, 2026



Borrowing Portfolio
Swaps
Bonds
Loan Portfolio
Loans
Swaps
Other ALM
Swaps
Investment Portfolio
Investments
Swaps
FY26
FY25
-119
118
-121
118
-39
40
-35
36
-24
-24
-4
3
-4
3
-150 -75 0 75 150
-60 -30 0 30 60
-30 -15 0 15 30
-5 -3 0 3 5

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases worldwide and lends the proceeds of those borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms that are best suited to their circumstances. Such options meet borrowers' preferences and help mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset/liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis, that is aligned with its loan portfolio. Thus, IBRD's payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays either U.S. dollar or euro, short-term variable rates on its borrowings, and receives either U.S. dollar or euro, short-term variable rates on its loans. Figure 16 below illustrates the use of derivatives in the loan and borrowing portfolios.

Figure 16: Use of Derivatives for Loans and Borrowings



Market Debt
After Derivatives
Loans
Non-US Currencies
Currency Swaps
Mainly in US dollars and euros
Currency Swaps
In multiple currencies of borrowers' preference
In multiple interest rate bases or fixed coupon rate
Interest Rate Swaps
Reference rate-based floating rate
Interest Rate Swaps
In multiple interest rate bases or fixed coupon rate

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Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 17 below illustrates the use of derivatives in the liquidity portfolio: Figure 17: Use of Derivatives for Investments Market Debt After Derivatives Liquidity Portfolio Other ALM – Given most loans carry variable rates, for the portion of loans that are funded by equity, loan interest revenue, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. The Equity-to-Loans ratio of 21.6% indicates the portion of loans funded by equity. To manage this exposure, Management has put in place a framework with the primary goal of stabilizing this revenue. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. See Figure 18 below. Figure 18: Use of Derivatives for Other ALM When interest rates are low and negative, they present a challenge for various IBRD portfolios. Loans to borrowing countries: Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero. Liquid Asset Portfolio: IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in Box 7). In FY26, IBRD’s liquid asset portfolio incurred unrealized mark-to-market losses due to the sharp increase in interest rates. The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified Non-US Currencies In multiple interest rate bases or fixed coupon rate Currency Swaps Interest Rate Swaps In US dollars Reference rate-based floating rate Currency Swaps Interest Rate Swaps In multiple currencies In multiple interest rate bases or fixed coupon rate 60 duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than short-term bank deposits. These investments generally yield positive returns over the risk-free reference rate (Secured Overnight Financing Rate - SOFR) but can generate mark-to-market gains or losses if the credit spread moves. Fixed Spread Loan Refinancing Risk Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended. Other Interest Rate Risks Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches. Exchange Rate Risk IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. IBRD’s functional currencies are the U.S. dollar and euro. Currency translation adjustments relating to euro-denominated balances are reflected in other comprehensive income, a component of equity. Currency translation adjustments relating to non-euro denominated balances (non-functional currencies) are reported in the Statements of Income. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements. To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange rate movements. As a result, exchange rate movements during the year generally do not have an impact on the overall Equity-to-Loans ratio. The currency composition of the Loan portfolio (after the effect of associated derivatives) as of June 30, 2026 mainly consists of 78% U.S. Dollars and 21% euros. The currency composition of the Borrowing portfolio (after the effect of associated derivatives) funding loans as of June 30, 2026 mainly consists of 78% U.S. Dollars and 21% euros. Liquidity Risk Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price. Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions. The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of the Target Liquidity Level continues to function as a guideline rather than a hard ceiling (Table 39). 61

Table 39: Liquidity Levels

Effective for FY26		In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$	79.0	
Guideline Maximum Liquidity Level		118.5	150 %
Prudential Minimum Liquidity Level		63.2	80 %
Liquid Asset Portfolio as of June 30, 2026	$	92.2	117 %

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD's reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks. IBRD's approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, identifying emerging risks that may affect business units, and developing risk responses and mitigating actions.

Cybersecurity Risk Management

IBRD's operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. Like other financial institutions, cybersecurity risk continues to be significant for IBRD due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IBRD seeks to manage them on a cost-effective basis consistent with its risk appetite.

To protect the security of its computer systems, software, networks and other technology assets, IBRD has developed a cybersecurity risk management program, aligned with its Operational Risk Management Framework. This program consists of cybersecurity policies, procedures, compliance and awareness programs. A multi-layered approach for cybersecurity risk management is employed to prevent and detect malicious activity, both from within the organization and from external sources. In response to emerging cyber threats such as malware including ransomware, denial of service, phishing attacks and artificial intelligence related risks, IBRD adapts its technical and process-level controls and enhances user awareness to mitigate the risk. When relying on third-party vendors for technology-enabled services, additional meaningful and diligent measures are applied to gain assurance regarding the security of its information and technology assets including, as appropriate, legal and cybersecurity contractual safeguards in third-party vendor agreements and the review and monitoring of third-party control environments.

IBRD periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response desktop exercises and industry benchmarking.

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SECTION X: CONTRACTUAL OBLIGATIONS

In conducting its business, IBRD takes on contractual obligations that may require future payments. These include borrowings, operating and finance leases, contractual purchases, capital expenditures, and other long-term liabilities. Table 40 shows IBRD's contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD's Balance Sheets: undisbursed loans, amounts payable for currency and interest rate swaps, amounts payable for investment securities purchased, guarantees, and cash received under agency arrangements.

- *Borrowings*: IBRD issues debt in the form of securities to private and governmental buyers.
- *Operating Leases*: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represents future cash payments for real estate-related obligations and equipment, based on contractual amounts.
- *Contractual Purchases:* IBRD is a party to various obligations to purchase products and services, which are purchase commitments in the ordinary course of business.
- *Other Long-Term Liabilities*: IBRD provides a variety of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its Balance Sheets. The obligations payable represents expected benefit payments as well as contributions to the pension plans. These include future service and pay accruals for current staff and new staff projections for the next 10 years.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (see Notes to Financial Statements, Note H for Transactions with Affiliated Organizations).

Table 40: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2026				
	Due in 1 year or Less	*Due after 1 Year up to 3 Years*	*Due after 3 Years up to 5 Years*	*Due After 5 years*	*Total*
Borrowings	$ 47,872	$ 72,881	$ 77,420	$ 111,072	$ 309,245
Operating leases	58	76	39	20	193
Contractual purchases	380	58	4	6	448
Other long-term liabilities	780	186	121	237	1,324
Total	**$ 49,090**	**$ 73,201**	**$ 77,584**	**$ 111,335**	**$ 311,210**

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SECTION XI: PENSION & OTHER POST-RETIREMENT BENEFITS Governance IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan and Trust (SRP), Retired Staff Benefits Plan and Trust (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees' respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio (see the Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits). The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). IBRD has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective. There are two committees that govern the Plans. From a governance standpoint, both committees are independent of IBRD and the Board. • The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator. • The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans. Contributions to the SRP and RSBP are irrevocable, with assets held in separate trusts, and the PEBP assets are included in IBRD's investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future post-retirement benefit obligations. As of June 30, 2026, IBRD and IDA’s share of the assets amounted to $38.5 billion (Table 41). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses. Funding and Investment Policies The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution based on actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY26, the WBG’s rate for contributions to the Plans was 12.39% of salaries. The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is intended to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the Plans which depend on how the Plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the Plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since the year ended June 30, 1999 and last reaffirmed under the strategic asset allocation review in April 2024. If the return on pension assets is 3.5% 64 in real terms and contributions are made at the actuarially required rates (which reflect the long-term cost of the plan benefit), the Plan benefits will be funded over time.

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the Plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the LTRRO for reasonableness and appropriateness. See Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits for asset allocation, expected return on Plan assets and assumptions used to determine the PBO.

The Plan has a long-standing Environmental, Social and Governance (ESG) policy that reflects the latest developments in and understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan's ESG policy outlines a practical approach to ESG integration and responsible ownership, providing an operational framework for a consistent consideration of potentially material ESG issues applicable to each asset class, as well as for the conduct of corporate engagement and proxy voting on the Plan's applicable equity holdings.

Projected Benefit Obligations

Given that pension plan liabilities can be defined and measured in different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, experience, and Management's best estimate of future benefit changes, economic conditions and earnings from plan assets.

Table 41: Funded Status of the Plans

In millions of U.S. dollars

	As of June 30, 2026			
	SRP	RSBP	PEBP	Total
PBO	$ (22,283)	$ (3,100)	$ (2,218)	$ (27,601)
Plan assets	30,297	5,507	2,690	38,494
Net position	$ 8,014	$ 2,407	$ 472	$ 10,893

	As of June 30, 2025			
	SRP	RSBP	PEBP	Total
PBO	$ (21,555)	$ (2,725)	$ (2,070)	$ (26,350)
Plan assets	27,400	4,921	2,359	34,680
Net position	$ 5,845	$ 2,196	$ 289	$ 8,330

The discount rate used to convert future obligations into today's dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The Plan assets are prudently managed and 139% of the PBO as of June 30, 2026, including PEBP assets, and primarily reflects the increase in the value of the Plan Assets due to higher-than-expected asset returns. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

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SECTION XII: CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

IBRD's significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD's significant accounting policies including a discussion of recently issued accounting pronouncements.

Fair Value of Financial Instruments

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD's financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 42 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD's level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; these use market observable inputs and unobservable inputs such as correlations, interest rate volatilities, and equity index volatilities. There were no Level 3 instruments in IBRD's investment or loan portfolios as of June 30, 2026. All of IBRD's loans were reported at amortized cost as of June 30, 2026.

Table 42: Fair Value Level 3 Summary

In millions U.S. dollars

For the fiscal year ended June 30,	*2026*		*2025*	
	Level 3	*Total Balance*	*Level 3*	*Total Balance*
Total Assets at fair value	$ 803	$ 109,726	$ 356	$ 115,364
As a percentage of total assets	0.73 %		0.31 %	
Total Liabilities at fair value	$ 5,227	$ 331,428	$ 5,121	$ 330,706
As a percentage of total liabilities	1.58 %		1.55 %	

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The valuation group, independent of the treasury and financial reporting functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model's continued validity and whether any theoretical or competitive developments may require reassessment of the model's adequacy.

The financial models used for input to IBRD's financial statements are subject to both internal and periodic external verification and review by qualified personnel.

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In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values. Provision for Losses on Loans and Other Exposures IBRD evaluates estimated exposures over the life of loans and other exposures, to incorporate undisbursed loan commitments in the measure of exposure, and to incorporate estimations of future market conditions for a reasonable and supportable forecast period along with historical experience. The overall provision for expected losses is the sum of the computed annual losses, taking into account borrower risk ratings and associated expected default frequencies, estimates of exposure, and severity of loss given default. For loans reported at fair value, if any, the credit risk assessment is a determinant of fair value. All of IBRD's loans were reported at amortized cost as of June 30, 2026. The determination of a borrower's risk rating is based on complex variables such as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities. Additionally, estimations of disbursements and repayments of exposures are made, as well as estimations of future interest cash flows based on forward looking market variables, and the impact of any credit enhancement arrangements IBRD has received. IBRD periodically reviews these variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements of borrowers. The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or changes between the accrual and nonaccrual portfolios. The accumulated provision for loan losses is reported separately in the Balance Sheets as a reduction from IBRD’s total loans outstanding. The accumulated provision for losses on loan commitments and other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statements of Income as a Provision for losses on loans and other exposures (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures). Pension and Other Post-Retirement Benefits The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, experience, and Management's best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary (see Notes to Financial Statements, Note K: Pension and Other Post-Retirement Benefits). 67

Business Conduct The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has in place a Code of Conduct. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website. IBRD has procedures in place for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes. WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation. Figure 19: Governance Structure General Governance IBRD’s decision-making structure consists of the Board of Governors, Executive Directors (the Board), the President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA. In addition, IBRD and IDA have joint internal institutional oversight units which play an assurance role to shareholders and management that IBRD’s work is impactful and accountable, informed by best practices, and delivered to the highest ethical standards with risk management controls and governance processes that are functioning effectively. Executive Directors In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board. The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters. Management’s Discussion and Analyss SECTION XIII: GOVERNANCE AND CONTROLS 68

The Board and its committees are in continuous sessions based in Washington DC, as business requires. Each committee's terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities. The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows: • Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (see further explanation below). • Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD. • Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, and monitoring the quality and results of operations. • Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices. • Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization. Audit Committee Membership The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors. Key Responsibilities The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include: • Oversight of the integrity of IBRD’s financial statements. • Appointment, qualifications, independence and performance of the External Auditor. • Oversight of the performance of the Group Internal Audit function. • Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement. • Effective management of financial, fiduciary and compliance risks in IBRD. • Oversight of the institutional arrangements and processes for risk management across IBRD. In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis. 69

Executive Sessions Under the Audit Committee's terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors. Access to Resources and to Management Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference. The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary. Auditor Independence The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include: • Limits on the external auditor’s provision of non-audit-related services • Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and • Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter. The external auditor may provide non-prohibited, non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70% of the audit fees over the same period. Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements with the Audit Committee set out under generally accepted auditing standards in the United States. External Auditors The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In May 2022, IBRD’s Board approved Deloitte & Touche LLP as IBRD’s external auditor for a second five- year term commencing in FY24. Senior Management Changes Pamela O'Connell, Vice President and WBG Controller retired in September 2025. As part of the ongoing efforts to scale impact, boost efficiency, and deliver greater value to our clients across the World Bank Group, IBRD is implementing organizational changes to integrate certain functions within WBG Vice Presidencies. IBRD will continue to operate as a separate legal entity, with its external obligations unchanged. In line with these integration changes: • Effective October 1, 2025, IBRD's Controllership function has been integrated into the WBG Controllership Vice Presidency, with Zinga Venner appointed as Vice President and WBG Controller. 70

• Effective January 1, 2026, IBRD's Treasury function has been integrated into the WBG Treasury Vice Presidency, with Jorge Familiar Calderon appointed as Vice President and WBG Treasurer. In parallel with these changes, and as part of the WBG’s broader transformation, the Knowledge Bank has been established to unify expertise of each WBG institution in a single structure and strengthen the value proposition for both sovereign and private sector clients. To lead this effort, Paschal Donohoe was appointed as Managing Director and WBG Chief Knowledge Officer effective November 24, 2025. Axel van Trotsenburg, Senior Managing Director for Development & Policy retired in November 2025. Anshula Kant, Managing Director and WBG Chief Financial Officer, will be retiring at the end of November 2026. Internal Control Internal Control Over Financial Reporting Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control - Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IBRD uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2026, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on page 86.. IBRD’s internal control over financial reporting as of June 30, 2026, has been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report, which is included herein. Disclosure Controls and Procedures Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management, as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2026. 71

SECTION XIV: RECONCILIATIONS OF COMPONENTS OF ALLOCABLE INCOME

As discussed in Section I: Overview and Section III: Financial Results, in addition to reported financial measures determined in accordance with U.S. GAAP, IBRD also uses certain non-GAAP financial measures to evaluate performance, make operating decisions, determine business strategy, develop targeted financial goals, and allocate resources.

The tables below provide a reconciliation of key components of allocable income referenced in the MD&A to the most directly comparable U.S. GAAP reported measures.

Statements of Income

IBRD presents interest revenue on loans, investments and other assets, interest expense on borrowings and certain other items on a gross basis on its reported statements of income. However, IBRD assesses the performance of its lending, investing and other activities on a net basis, which takes into consideration interest expense on borrowings to fund these activities, the impact of realized gains and losses on derivatives designated as economic hedges to manage interest rate and currency risk and other costs. The presentation of amounts in Table 3 is intended to reflect how IBRD manages its lending, investing and other activities and assesses the financial performance of these activities.

Table 43 and Table 44 provide reconciliations of the components of IBRD's statements of income (Table 3) for the specified periods to the non-GAAP amounts presented and discussed in the MD&A (Table 5).

Table 43: Interest Revenue, Net of Borrowings Expenses

In millions of U.S. dollars

For the fiscal years ended June 30,		*2026*		*2025*
Interest revenue — Loans, net (Table 3 – Reported Basis)	**$**	**13,796**	**$**	**15,301**
Less: Borrowing expenses funding loans		(9,108)		(10,484)
Add: Others		—		4
Loan interest revenue, net of borrowing expenses (Table 5)	**$**	**4,688**	**$**	**4,821**
Interest revenue—Investments-Trading, net (Table 3 – Reported Basis)	**$**	**3,748**	**$**	**4,444**
Add: Reclassification of unrealized mark-to-market gains (losses) on trading securities, net (Table 3)		607		214
Less: Mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1 and GFPP investment holdings and other adjustments (Table 44)		(196)		(158)
Less: Borrowing expenses funding investment-trading		(4,091)		(4,435)
Investment revenue, net of borrowing expenses (Table 5)	**$**	**68**	**$**	**65**
Borrowing Expenses				
Borrowing expenses funding loans		9,108		10,484
Borrowing expenses funding investment-trading		4,091		4,435
Others		2		1
Borrowing expense, net (Table 3 – Reported Basis)	**$**	**13,201**	**$**	**14,920**

Table 44: Total Revenue on Interest Earning Assets, Net

In millions of U.S. dollars

For the fiscal years ended June 30,		*2026*		*2025*
Interest revenue, net of borrowings expenses (Table 3 – Reported Basis)	**$**	**3,537**	**$**	**3,534**
Add: Reclassification of mark-to-market gains (losses) on trading securities, net (Table 3)		607		214
Less: Mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1 and GFPP investment holdings and other adjustments (Table 43)		(196)		(158)
Add: Others		1		3
Total revenue on interest earning assets, net (Table 5)	**$**	**3,949**	**$**	**3,593**

72

SECTION XV: AFFILIATED ORGANIZATIONS—IDA, IFC AND MIGA IDA’s purpose is to promote economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary and non- concessionary terms. IDA may not borrow from IBRD. IDA has financed its operations over the years with its own equity, including regular additions to equity provided by member countries as part of the replenishment process. As a result of the strong support of member countries, IDA has built up a substantial equity base of $205.0 billion as of June 30, 2026. By prudently leveraging its equity and blending market debt with equity contributions from members, IDA has increased its financial efficiency, and scaled up its financing to support the escalating demand for its resources while ensuring its long-term financial sustainability through a prudent risk management framework. Under a statement of policy of IBRD’s Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD’s business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. In FY26, IDA received $782 million from IBRD, and cumulative transfers to IDA from IBRD of $18.1 billion as of June 30, 2026. For additional information on transfers of IBRD’s net income to IDA, see Section III of the MD&A Income Allocation and the Notes to Financial Statements—Note G—Retained Earnings and Board of Governors Approved Transfers. IFC helps developing countries achieve sustainable growth by financing private sector investments, mobilizing capital in international financial markets and providing advisory services to businesses and governments. Under its Articles, IBRD is permitted to make loans to IFC (without a guarantee), subject to the limitation that IBRD may not lend IFC any amount which would increase its total outstanding debt beyond a certain threshold. IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30, 2026 there were no loans outstanding under this facility. MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA. For details of transactions with affiliated organizations, see the Notes to the Financial Statements—Note H— Transactions with Affiliated Organizations. 73

SECTION XVI: ADMINISTRATION OF IBRD IBRD’s administration is composed of the Board of Governors, the Executive Directors, the President, other officers, and staff. All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to an equal number of basic votes (representing 5.55 percent of the total voting power in aggregate) plus one vote for each share held. The Board of Governors holds regular annual meetings. There are 25 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, China, Germany, and France and the United Kingdom (tied for fifth)), and the remainder are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected. The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected: Name Zainab S. Ahmed ............................................... Countries Angola, Nigeria, South Africa Abdulaziz Al-Mulla .............................................. Bahrain, Egypt (Arab Republic of), Iraq, Jordan, Kuwait, Lebanon, Maldives, Oman, Qatar, United Arab Emirates, Yemen (Republic of) Abdelhak Bedjaoui ............................................. Afghanistan*, Algeria, Ghana, Iran (Islamic Republic of), Libya, Morocco, Pakistan, Tunisia Matteo Bugamelli ............................................... Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste Arnaud Buissé .................................................... France Marcos V. Chiliatto ............................................. Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago Tatiana Delizonas ............................................... Belarus, Russian Federation, Syrian Arab Republic Nathalie Francken .............................................. Austria, Belgium, Czechia, Hungary, Kosovo, Luxembourg, Slovak Republic, Slovenia, Türkiye Olga Fuentes ..................................................... Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay Vel Gnanendran ................................................. United Kingdom Naoya Jinda ....................................................... Japan Zarau Wendeline Kibwe ..................................... Botswana, Burundi, Eritrea, Eswatini, Ethiopia, Gambia (The), Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Rwanda, Seychelles, Sierra Leone, Somalia (Federal Republic of), South Sudan, Sudan, Tanzania, Uganda, Zambia, Zimbabwe Christopher MacLennan ..................................... Antigua and Barbuda, Bahamas (The), Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines Beatrice Maser ................................................... Azerbaijan, Kazakhstan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan Neelkanth Mishra ............................................... Bangladesh, Bhutan, India, Sri Lanka Lailee Moghtader .................................................. Martina Metz ...................................................... United States Germany 74

Robert Nicholl .................................................... Australia, Cambodia, Kiribati, Korea (Republic of), Marshall Islands, Micronesia (Federated States of), Mongolia, Naoero, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Tuvalu, Vanuatu Sigrún Rawet ..................................................... Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden Eugene Philip Rhuggenaath .............................. Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, Moldova, Montenegro, Netherlands, North Macedonia, Romania, Ukraine Suhail A. Saeed ................................................. Saudi Arabia Teresa Solbes .................................................... Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Venezuela* (Republica Bolivariana de) Harold Tavares ................................................... Benin, Burkina Faso, Cabo Verde, Cameroon, Central African Republic, Chad, Comoros, Congo (Democratic Republic of), Congo (Republic of), Cote d'Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Sao Tome and Principe, Senegal, Togo Jiandi Ye............................................................. (VACANT) ......................................................... China Brunei Darussalam, Fiji, Indonesia, Lao People's Democratic Republic, Malaysia, Myanmar*, Nepal, Singapore, Thailand, Tonga, Viet Nam The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment, and dismissal of its officers and staff. The following is a list of the principal officers of the Bank: President ................................................................................................................. Ajay Banga Managing Director of Operations IBRD/IDA ...................................................................... Anna Bjerde Managing Director & WBG Chief Financial Officer ............................................................ Anshula Kant Managing Director & WBG Chief Knowledge Officer ........................................................ Paschal Donohoe Managing Director & WBG Chief Administrative Officer ................................................... Wencai Zhang Senior Vice President & WBG General Counsel ............................................................... Christopher Stephens Senior Vice President & WBG Chief Economist ............................................................... Ayhan Kose (Acting)1 Vice President & WBG CIO, WBG Information & Technology Solutions ......................... Amy Doherty Vice President & Auditor-General, WBG Group Internal Audit ......................................... Anke D’Angelo2 Vice President, Europe, and Central Asia. ........................................................................ Antonella Bassani Vice President, Corporate Secretary for WBG .................................................................. Aradhana Kumar-Capoor Vice President, East Asia and Pacific .............................................................................. Carlos Felipe Jaramillo Vice President & WBG Chief Risk Officer ......................................................................... Dennis McLaughlin Vice President, Operations Policy and Country Services .................................................. Gallina Andronova Vincelette 1 Michael Kremer has been appointed as new Senior Vice President & WBG Chief Economist, effective starting October 1, 2026. 2 Yuko Keicho has been appointed as new Vice President and Auditor General, effective starting October 8, 2026. *This Member has not elected an Executive Director in the most recent elections. The affiliation with the respective Executive Directors in this list is based on the latest representation on record. 75

WBG Vice President, Planet ............................................................................................. Guangzhe Chen Chairperson, Inspection Panel .......................................................................................... Ibrahim James Pam Vice President, WBG External and Corporate Relations .................................................. James Heimbach Vice President, South Asia ............................................................................................... Johannes M.C. Zutt WBG Vice President & Treasurer ..................................................................................... Jorge Familiar Calderon Vice President, Partnerships and IDA Mobilization ........................................................... Lisa Finneran Vice President, Ethics & Internal Justice Services ............................................................ Lisa Rosen Vice President, People ..................................................................................................... Mamta Murthi Vice President, Integrity .................................................................................................... Maria Thestrup Vice President, Eastern and Southern Africa .................................................................... Ndiame Diop Head of Dispute Resolution Service ................................................................................. Orsolya Szekely Vice President, Western and Central Africa ...................................................................... Ousmane Diagana Vice President, Middle East and North Africa ................................................................... Ousmane Dione WBG Vice President, Prosperity ....................................................................................... Pablo Saavedra Vice President WBG Human Resources .......................................................................... Radi Anguelova Director General, Independent Evaluation Group ............................................................. Sabine Bernabè Vice President, Budget, Performance Review and Strategic Planning ............................. Samuel Munzele Maimbo WBG Vice President, Digital and AI .................................................................................. Sangbu Kim Vice President, Latin America and Caribbean .................................................................. Susana Cordeiro Guerra Vice President, Infrastructure............................................................................................ Valérie Levkov Vice President for Finance & WBG Controller .................................................................. Zinga Venner 76

SECTION XVII: THE ARTICLES OF AGREEMENT The Articles constitute IBRD’s governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD’s purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD. The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors. The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD. SECTION XVIII: LEGAL STATUS, PRIVILEGES AND IMMUNITIES The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions. IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members. The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity. The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD. IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty. The securities issued by IBRD, and the interest thereon are not exempt from taxation generally. Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities. 77

SECTION XIX: FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME FISCAL YEAR IBRD’s fiscal year runs from July 1 to June 30. ANNOUNCEMENTS Pursuant to the Articles, IBRD published an annual report containing its audited financial statements and distributed quarterly financial statements to its members. ALLOCATION OF NET INCOME The Board of Governors determines annually what part of IBRD’s net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (see Section III of the MD&A Income Allocation and the Notes to Financial Statements—Note G—Retained Earnings and Board of Governors Approved Transfers). SECTION XX: FEES TO EXTERNAL AUDITORS The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. In May 2022, IBRD’s Board approved Deloitte & Touche LLP as IBRD’s external auditor for a second five- year term commencing in FY24. For FY26 and FY25, Deloitte served as IBRD’s independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by Deloitte for FY26 and FY25 are as follows: $3.0 million for FY26 audit services ($2.9 million—FY25) and $0.7 million for FY26 audit-related services ($0.6 million—FY25). Audit-related services include accounting consultations concerning financial accounting and reporting standards. The external auditors may also provide non-prohibited non-audit services subject to monetary limits. Fees related to non-audit services amounted to $4.3 million for FY26 ($3.2 million—FY25). IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements—Note H—Transactions with Affiliated Organizations, for a description of the allocation of administrative expenses between IBRD and IDA). See the Governance section of this Information Statement for additional discussion of auditor independence matters. 78

SECTION XXI: APPENDIX Glossary of Terms Articles: IBRD’s Articles of Agreement Below GDI Country: Country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes. Board: The Executive Directors as established by IBRD’s Articles of Agreement. Budget Anchor: Efficiency measure that IBRD uses to monitor the coverage of its net administrative expenses by its loan interest margin. Capital Adequacy: A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures. Credit Default Swaps (CDS): A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party. Credit Valuation Adjustment (CVA): The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments. Debit Valuation Adjustment (DVA): DVA on Fair Value Option (FVO) Elected Liabilities that corresponds to the change in fair value of the liability presented under the FVO that relate to the instrument specific credit risk (“own-credit risk”). Duration: Provides an indication of the sensitivity of underlying yield to changes in interest rates. Equity-to-Loans Ratio: The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the Equity-to-Loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 33. Lending Operations: Total projects from a fiscal year based on project approval date as of June 30 of the fiscal year. Loan Interest Margin: The difference between loan returns and associated debt cost. Lower-Middle-Income Countries: For FY26, income groups are classified according to the 2024 gross national income (GNI) per capita. For lower-middle-income countries, the GNI range was $1,136 - $4,495. Maintenance of Value (MOV): Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. Net Commitments: Commitments net of full terminations and cancellations approved in the same fiscal year and include guarantee commitments that have been approved by the Executive Directors. Net Loan Disbursements: Loan disbursements net of repayments and prepayments. Prudential Minimum: The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target Liquidity Level. On July 7th, 2026, the Board approved a new approach to set the Prudential Minimum level of liquidity at 100% of Management's estimates of twelve months of net projected disbursements and debt service for the upcoming fiscal year. The Target Liquidity level is no longer in use under the new approach. Single Borrower Limit (SBL): The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term Equity-to-Loans ratio. The Equity-to-Loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board. Statutory Lending Limit (SLL): Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus. Sustainable Annual Lending Level (SALL): The level of lending that can be sustained in real terms over 10 years. Target Liquidity Level (TLL): The twelve- month Target Liquidity Level was calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve-month of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year. As indicated above, the Target Liquidity level is no longer in use under the new approach for the Prudential Minimum level of liquidity. U.S. GAAP: Accounting principles generally accepted in the United States of America. World Bank: The World Bank consists of IBRD and IDA. World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID. 79

Abbreviations and Acronyms ADB: Asian Development Bank AfDB: African Development Bank AOCI: Accumulated Other Comprehensive Income BOG: Board of Governors COSO: Committee of Sponsoring Organizations of the Treadway Commission CDS: Credit Default Swaps CVA: Credit Valuation Adjustment CRO: Vice President and WBG Chief Risk Officer DDO: Deferred Drawdown Option DPF: Development Policy Financing DVA: Debit Valuation Adjustment EAL: Equitable Access Limit ECC: Enhanced Callable Capital EDF: Expected default frequency EEA: Exposure Exchange Agreement EFOs: Externally Financed Outputs ESG: Environmental, Social and Governance FIFs: Financial Intermediary Funds FRC: Finance and Risk Committee GCI: General Capital Increase GDI: Graduation Discussion Income GNI: Gross National Income GMFs: Grant-Making Facilities IADB: Inter-American Development Bank IBRD: International Bank for Reconstruction and Development ICSID: International Centre for Settlement of Investment Disputes IFC: International Finance Corporation IDA: International Development Association IFFIm: International Finance Facility for Immunization IFLs: IBRD Flexible Loans IPF: Investment Project Financing LLP: Loan Loss Provision LTRRO: Long-Term Real Return Objective MDB: Multilateral Development Bank MDCAO: Managing Director and World Bank Group Chief Administrative Officer MDCFO: Managing Director and World Bank Group Chief Financial Officer MIGA: Multilateral Investment Guarantee Agency MOV: Maintenance-Of-Value NBC: New Business Committee NCPIC: National Currency Paid-in Capital ORC: Operational Risk Council PBAC: Pension Benefits Administration Committee PBO: Projected Benefit Obligation PCRF: Post Retirement Contribution Reserve Fund PEBP: Post-Employment Benefit Plan PFC: Pension Finance Committee PforR: Program-for-Results RAS: Reimbursable Advisory Services RAMP: Reserves Advisory and Management Partnership RSBP: Retired Staff Benefits Plan SALL: Sustainable Annual Lending Level SCI: Selective Capital Increase SDPL: Special Development Policy Loans SBL: Single Borrower Limit SOFR: Secured Overnight Financing Rate SLL: Statutory Lending Limit SRP: Staff Retirement Plan 80

Eligible Borrowing Member Countries by Region as of June 30, 2026 Region Countries Eastern and Southern Africa Angola, Botswana, Eswatini*, Kenya*, Mauritius, Namibia, Seychelles, South Africa, Zimbabwe* Western and Central Africa Republic of Cabo Verde*, Cameroon*, Republic of Congo*, Equatorial Guinea, Gabon, Nigeria*, Cote d'Ivoire* East Asia and Pacific China, Fiji*, Indonesia, Malaysia, Mongolia, Naoeroa, Palau, Papua New Guinea*, Philippines, Thailand, Timor-Leste*, Viet Nam Europe and Central Asia Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, North Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Türkiye, Turkmenistan, Ukraine, Uzbekistan* Latin America and Caribbean Argentina, Antigua and Barbuda, Barbados, Belize*, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica*, Dominican Republic, Ecuador, El Salvador, Grenada*, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia*, St. Vincent and the Grenadines*, Suriname*, Trinidad and Tobago, Uruguay, Venezuela Middle East, North Africa, Afghanistan and Pakistan Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia, Pakistan* South Asia India * Blend countries eligible for IDA and IBRD loans. a.The WBG received a notification from the Government of the member on July 1, 2026 that the official name changed from Republic of Nauru to Republic of Naoero. 81

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS June 30, 2026 Management’s Financial Reporting Assurance 84 Management’s Report Regarding Effectiveness of Internal Control Over Financial Reporting 86 Independent Auditor's Report on Effectiveness of Internal Control Over Financial Reporting 88 Independent Auditor's Report 90 Balance Sheets 94 Statements of Income 96 Statements of Comprehensive Income 97 Statements of Changes in Equity 98 Statements of Cash Flows 99 Supplementary Information Summary Statement of Loans 101 Statement of Subscriptions to Capital Stock and Voting Power 103 Notes to Financial Statements 107 83

• Management's Financial Reporting Assurance Audit Committee of the Board of Executive Directors International Bank for Reconstruction and Development August 6, 2026 We have reviewed the financial statements for the period ending on June 30, 2026, and the accompanying management's discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the "Reports"). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports. Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports. Management is responsible for establishing and maintaining internal controls and procedures over financial reporting for IBRD. As part of carrying out these responsibilities, Management has: • designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and • designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has evaluated the effectiveness of IBRD's internal controls and procedures as of the date of the Reports; and presented in management's discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD's internal control over financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD's internal control over financial reporting. 84

Further, Management has disclosed, based on its most recent evaluation of internal control over financial reporting, to IBRD's external auditor and the Audit Committee of IBRD's Board of Executive Directors: • all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect IBRD's ability to record, process, summarize, and report financial information; and • any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD's internal control over financial reporting. President Zinga Venner Vice President and World Bank Group Controller Anshula Kant Managing Director and World Bank Group Chief Financial Officer 85

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT FINANCIAL STATEMENTS June 30, 2026 93

BALANCE SHEETS June 30, 2026 and June 30, 2025 Expressed in millions of U.S. dollars 2026 2025 Assets Due from banks—Note J Unrestricted cash $ 288 $ 412 Restricted cash 57 73 345 485 Investments-Trading (including securities transferred under repurchase or securities lending agreements of Nil—June 30, 2026 and $312 million—June 30, 2025)—Notes C and J 96,951 102,674 Securities purchased under resale agreements—Notes C and J 4 14 Derivative assets, net—Notes F and J 464 666 Receivables Receivable from investment securities traded 78 84 Accrued income on loans and guarantee fees receivable—Note D 3,431 3,562 3,509 3,646 Loans outstanding—Notes D and J Total loans 395,555 375,435 Less: Undisbursed balance (including signed loan commitments of $86,757 million—June 30, 2026 and $76,870 million—June 30, 2025) (104,746) (92,345) Loans outstanding 290,809 283,090 Less: Accumulated provision for loan losses (2,435) (2,366) Deferred loan income (715) (681) Net loans outstanding 287,659 280,043 Other assets Assets under retirement benefits plans—Notes I and K 10,421 8,041 Premises and equipment, net 2,104 1,866 Miscellaneous—Notes D, H, J and L 2,055 2,076 14,580 11,983 Total assets $ 403,512 $ 399,511 94

2026 2025 Liabilities Borrowings—Notes E and J Borrowings, at fair value $ 308,562 $ 305,679 Borrowings, at amortized cost 683 482 309,245 306,161 Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received— Notes C and J — 312 Derivative liabilities, net—Notes F and J 10,424 12,454 Other liabilities Payable for investment securities purchased 155 199 Liabilities under retirement benefits plans—Notes I and K 2,218 2,070 Accounts payable and miscellaneous liabilities—Notes D, H, J and L 7,117 6,303 9,490 8,572 Total liabilities 329,159 327,499 Equity Capital stock—Note B Authorized capital (2,783,873 shares—June 30, 2026 and June 30, 2025) Subscribed capital (2,756,229 shares—June 30, 2026, and 2,709,291 shares—June 30, 2025) 332,497 326,835 Less uncalled portion of subscriptions (308,853) (303,924) Paid-in capital 23,644 22,911 Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (231) (313) Receivable and deferred amounts to maintain value of currency holdings— Note B (868) (623) Retained earnings—Note G 42,443 40,383 Accumulated other comprehensive income—Note I 9,365 9,654 Total equity 74,353 72,012 Total liabilities and equity $ 403,512 $ 399,511 The Notes to Financial Statements are an integral part of these Statements. 95

STATEMENTS OF INCOME

For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024

Expressed in millions of U.S. dollars

	2026	2025	2024
Interest revenue			
Loans, net—*Notes D and M*	$ 13,796	$ 15,301	$ 15,831
Other asset / liability management derivatives, net—*Notes F and J*	(807)	(1,293)	(1,726)
Investments-Trading, net	3,748	4,444	4,337
Other, net	1	2	2
Borrowing expenses, net—Note E	(13,201)	(14,920)	(15,215)
Interest revenue, net of borrowing expenses	3,537	3,534	3,229
Provision for losses on loans and other exposures, (charge) release—Note D	(194)	75	(94)
Noninterest revenue			
Revenue from externally funded activities—*Notes H, L and M*	974	947	960
Commitment charges—*Note D*	126	152	149
Other	103	170	42
Total	1,203	1,269	1,151
Noninterest expenses			
Administrative—*Notes H, K and L*	(2,547)	(2,522)	(2,379)
Contributions to special programs	(18)	(17)	(17)
Other, net—*Note K*	240	150	170
Total	(2,325)	(2,389)	(2,226)
Board of Governors-approved transfers—Note G	(1,101)	(815)	(371)
Currency remeasurement gains (losses), net	74	(44)	73
Mark-to-market gains on trading securities, net—Notes C and F	607	214	91
Unrealized mark-to-market gains on non-trading portfolios, net			
Loan-related derivatives—*Notes D and F*	593	(1,372)	(458)
Other asset/liability management derivatives, net—*Note F*	(307)	1,839	708
Borrowings, including derivatives—*Notes E and F*	(33)	(234)	9
Other, net	6	23	30
Total	259	256	289
Net income	$ 2,060	$ 2,100	$ 2,142

The Notes to Financial Statements are an integral part of these Statements.

96

STATEMENTS OF COMPREHENSIVE INCOME For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024 Expressed in millions of U.S. dollars 2026 2025 2024 Net income $ 2,060 $ 2,100 $ 2,142 Other comprehensive income—Note I Currency translation adjustments on functional currency (losses) gains (403) 1,281 (150) Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J (1,820) 991 322 Net actuarial gains on benefit plans—Note K 1,932 3,420 251 Prior service credit on benefit plans, net—Note K 2 8 8 Total other comprehensive (loss) income (289) 5,700 431 Total comprehensive income $ 1,771 $ 7,800 $ 2,573 97

STATEMENTS OF CHANGES IN EQUITY

For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024

Expressed in millions of U.S. dollars

	Paid-in Capital	*Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital*	*Receivable and deferred amounts to maintain value of currency holdings*	*Retained earnings*	*Accumulated other comprehensive income*	*Total equity*
As of June 30, 2023	$ 21,819	$ (320)	$ (781)	$ 36,141	$ 3,523	$ 60,382
Net income	—	—	—	2,142	—	2,142
Other comprehensive income	—		—	—	431	431
Subscriptions received	633	—	—	—	—	633
Demand obligations (received) encashed, net	—	—	—	—	—	—
Currency remeasurement changes, net	—	10	(132)	—	—	(122)
Receipts of MOV	—	—	18	—	—	18
As of June 30, 2024	22,452	(310)	(895)	38,283	3,954	63,484
Net income	—	—	—	2,100	—	2,100
Other comprehensive income	—	—	—	—	5,700	5,700
Subscriptions received	459	—	—	—	—	459
Demand obligations (received) encashed, net	—	(2)	—	—	—	(2)
Currency remeasurement changes, net	—	(1)	258	—	—	257
Receipts of MOV	—	—	14	—	—	14
As of June 30, 2025	22,911	(313)	(623)	40,383	9,654	72,012
Net income	—	—	—	2,060	—	2,060
Other comprehensive (loss)	—	—	—	—	(289)	(289)
Subscriptions received	733	—	—	—	—	733
Demand obligations (received) encashed, net	—	(37)	—	—	—	(37)
Currency remeasurement changes, net	—	119	(285)	—	—	(166)
Receipts of MOV	—	—	40	—	—	40
As of June 30, 2026	$ 23,644	$ (231)	$ (868)	$ 42,443	$ 9,365	$ 74,353

The Notes to Financial Statements are an integral part of these Statements.

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STATEMENTS OF CASH FLOWS For the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024 Expressed in millions of U.S. dollars 2026 2025 2024 Cash flows from investing activities Loans Disbursements $ (26,702) $ (30,471) $ (33,375) Principal repayments 15,541 15,456 12,991 Principal prepayments 1,927 529 344 Loan origination fees received 44 34 37 Net derivatives-loans 75 84 76 Other investing activities, net (296) (246) (154) Net cash used in investing activities (9,411) (14,614) (20,081) Cash flows from financing activities Medium and long-term borrowings New issues 48,647 64,300 52,152 Retirements (41,705) (37,220) (30,888) Short-term borrowings (original maturities greater than 90 days) New issues 23,919 26,573 20,483 Retirements (25,201) (23,076) (22,270) Net short-term borrowings (original maturities less than 90 days) (1,556) 419 807 Net derivatives-borrowings (349) 88 10 Capital subscriptions 733 459 633 Other financing activities, net (156) (6) — Net cash provided by financing activities 4,332 31,537 20,927 Cash flows from operating activities Net income 2,060 2,100 2,142 Adjustments to reconcile net income to net cash (used in) provided by operating activities: Unrealized mark-to-market gains on non-trading portfolios, net (259) (256) (289) Currency remeasurement (gains) losses, net (74) 44 (73) Depreciation and amortization and capitalized interest on loans, net 423 419 614 Provision for losses on loans and other exposures, charge (release) 194 (75) 94 Changes in: Investments-Trading 4,675 (17,200) (4,288) Net investment securities purchased/traded (47) 24 (410) Net derivatives-investments (1,160) (1,200) 1,063 Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received (247) 132 128 Accrued income on loans and guarantee fees receivable 66 549 (676) Miscellaneous assets 90 (373) 232 Accrued interest on borrowings (1,187) (1,704) 393 Accounts payable and miscellaneous liabilities 710 593 232 Pension and other post-retirement benefits (298) 15 (59) Net cash provided by (used in) operating activities 4,946 (16,932) (897) Effect of exchange rate changes on unrestricted and restricted cash (7) 4 (6) Net decrease in unrestricted and restricted cash (140) (5) (57) Unrestricted and restricted cash at the beginning of the fiscal year 485 490 547 Unrestricted and restricted cash at the end of the fiscal year $ 345 $ 485 $ 490 99

2026 2025 2024 Supplemental disclosure (Decrease) increase in ending balances resulting from exchange rate fluctuations Loans outstanding $ (1,784) $ 5,105 $ (822) Investment portfolio (68) 231 17 Borrowing portfolio (1,576) 4,148 (577) Capitalized interest and loan origination fees in total loans 253 308 155 Interest paid on borrowing portfolio 13,863 16,046 14,265 The Notes to Financial Statements are an integral part of these Statements. 100

SUMMARY STATEMENT OF LOANS

June 30, 2026

Expressed in millions of U.S. dollars

		Undisbursed balance			
Borrower	*Total loans* [a,b]	*Loans approved but not yet signed*	*Signed loan commitments* [c]	*Loans outstanding*	*Percentage of total loans outstanding* [d]
Albania [b]	$ 1,596	$ 33	$ 381	$ 1,182	0.41 %
Angola [a, b]	8,970	—	3,025	5,945	2.04
Antigua and Barbuda	4	—	—	4	*
Argentina	14,663	—	1,940	12,723	4.38
Armenia [b]	1,878	—	803	1,075	0.37
Azerbaijan	1,131	—	285	846	0.29
Bahamas, The	96	—	—	96	0.03
Barbados	401	50	119	232	0.08
Belarus	1,003	—	—	1,003	0.34
Belize	108	—	61	47	0.02
Bhutan	215	—	215	—	—
Bolivia, Plurinational State of [a]	1,759	—	745	1,014	0.35
Bosnia and Herzegovina [b]	1,589	—	699	890	0.31
Botswana [a]	763	—	123	640	0.22
Brazil [b]	24,557	6,074	2,608	15,875	5.46
Bulgaria	35	—	—	35	0.01
Cabo Verde, Republic of	37	—	1	36	0.01
Cameroon	1,493	396	235	862	0.30
Chile [a]	755	—	549	206	0.07
China [b]	17,929	—	4,112	13,817	4.75
Colombia [a, b]	17,830	100	1,106	16,624	5.72
Congo, Republic of	626	—	318	308	0.11
Costa Rica [a]	3,361	—	1,439	1,922	0.66
Côte d'Ivoire	269	—	99	170	0.06
Croatia	1,555	—	433	1,122	0.39
Dominican Republic [a]	3,597	—	1,181	2,416	0.83
Ecuador [a]	8,027	—	740	7,287	2.51
Egypt, Arab Republic of [b]	14,901	1,000	1,522	12,379	4.26
El Salvador	3,097	—	1,602	1,495	0.51
Eswatini	441	45	80	316	0.11
Fiji	300	—	25	275	0.09
Gabon [a]	1,052	148	262	642	0.22
Georgia [b]	2,674	—	798	1,876	0.65
Grenada	12	—	—	12	*
Guatemala	2,840	430	462	1,948	0.67
India [b]	35,932	1,500	10,772	23,660	8.14
Indonesia [b]	28,282	—	6,476	21,806	7.50
Iran, Islamic Republic of	126	—	—	126	0.04
Iraq [b]	4,579	1,830	325	2,424	0.83
Jamaica	1,226	—	75	1,151	0.40
Jordan [b]	8,971	1,049	1,801	6,121	2.10
Kazakhstan	4,662	—	1,242	3,420	1.18
Kenya	2,478	—	128	2,350	0.81
Kosovo	71	—	—	71	0.02
Lebanon	2,543	150	1,200	1,193	0.41
Mauritius	251	—	182	69	0.02
Mexico	13,373	—	—	13,373	4.60
Moldova	1,079	—	697	382	0.13
Mongolia	356	—	283	73	0.03
Montenegro [b]	461	—	168	293	0.10
Morocco [b]	16,763	—	4,463	12,300	4.23

101

SUMMARY STATEMENT OF LOANS (CONTINUED)

June 30, 2026

Expressed in millions of U.S. dollars

Borrower	Total loans [a,b]	Undisbursed balance: Loans approved but not yet signed	Undisbursed balance: Signed loan commitments [c]	Loans outstanding	Percentage of total loans outstanding [d]
Namibia [a]	$ 100	$ —	$ 100	$ —	— %
Nigeria [a]	3,389	900	882	1,607	0.55
North Macedonia [b]	854	—	179	675	0.23
Pakistan [a, b]	5,415	—	2,264	3,151	1.08
Panama	2,489	—	174	2,315	0.80
Papua New Guinea	71	—	66	5	*
Paraguay	1,644	250	261	1,133	0.39
Peru	7,312	700	1,661	4,951	1.70
Philippines [a, b]	23,011	1,000	4,886	17,125	5.89
Poland	5,179	—	63	5,116	1.76
Romania [b]	8,448	—	1,700	6,748	2.32
Serbia [b]	3,175	—	619	2,556	0.88
Seychelles	245	—	35	210	0.07
South Africa [a]	6,600	339	1,361	4,900	1.68
Sri Lanka	1,189	—	96	1,093	0.38
St. Lucia	2	—	—	2	*
Suriname	56	—	20	36	0.01
Thailand	515	140	—	375	0.13
Timor-Leste	12	—	—	12	*
Trinidad and Tobago [a]	20	—	—	20	0.01
Tunisia [b]	6,776	451	1,589	4,736	1.63
Türkiye [b]	28,234	960	13,189	14,085	4.84
Turkmenistan	20	—	—	20	0.01
Ukraine [b]	21,022	444	2,449	18,129	6.23
Uruguay	1,325	—	50	1,275	0.44
Uzbekistan [a]	4,730	—	740	3,990	1.37
Viet Nam [a]	2,581	—	593	1,988	0.68
Zimbabwe	424	—	—	424	0.15
Total-June 30, 2026	**$ 395,555**	**$ 17,989**	**$ 86,757**	**$ 290,809**	**100 %**
Total-June 30, 2025	**$ 375,435**	**$ 15,475**	**$ 76,870**	**$ 283,090**	

Notes

a. Indicates a country for which a guarantee is provided under an Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D—Loans and Other Exposures). The amount of the guarantees is not included in the figures in the Statement above.

b. Indicates a country for which a guarantee has been received, under an EEA with a multilateral development organization or from another guarantee provider (see Note D—Loans and Other Exposures). The effect of the guarantee is not included in the figures in the Statement above.

c. Loan agreements totaling $14,629 million ($6,656 million—June 30, 2025) have been signed, but the loans are not effective and disbursements will not start until the borrowers and/or guarantors take certain actions and furnish documents.

d. May differ from the calculated figures or sum of individual figures shown due to rounding.

** Indicates amount less than $0.5 million or 0.005%*

The Notes to Financial Statements are an integral part of these Statements.

102

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

June 30, 2026

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power	
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a, b]	Number of votes	Percentage of total [a]
Afghanistan	506	0.02 %	$ 61.0	$ 5.1	$ 55.9	1,363	0.05 %
Albania	1,355	0.05	163.5	8.5	154.9	2,212	0.08
Algeria	13,689	0.50	1,651.4	118.4	1,533.0	14,546	0.50
Angola	4,429	0.16	534.3	34.6	499.7	5,286	0.18
Antigua and Barbuda	724	0.03	87.3	3.8	83.6	1,581	0.05
Argentina	30,571	1.11	3,687.9	264.8	3,423.1	31,428	1.08
Armenia	2,006	0.07	242.0	13.8	228.2	2,863	0.10
Australia [c]	39,054	1.42	4,711.3	342.1	4,369.1	39,911	1.37
Austria [c]	18,143	0.66	2,188.7	157.4	2,031.3	19,000	0.65
Azerbaijan	2,876	0.10	346.9	21.1	325.9	3,733	0.13
Bahamas, The	1,529	0.06	184.5	10.9	173.6	2,386	0.08
Bahrain	1,648	0.06	198.8	11.9	186.9	2,505	0.09
Bangladesh	7,884	0.29	951.1	65.1	886.0	8,741	0.30
Barbados	1,055	0.04	127.3	6.8	120.5	1,912	0.07
Belarus	4,547	0.17	548.5	34.6	513.9	5,404	0.19
Belgium [c]	43,281	1.57	5,221.2	380.0	4,841.2	44,138	1.51
Belize	646	0.02	77.9	3.1	74.8	1,503	0.05
Benin	1,536	0.06	185.3	10.0	175.3	2,393	0.08
Bhutan	829	0.03	100.0	4.2	95.8	1,686	0.06
Bolivia, Plurinational State of	3,127	0.11	377.2	23.2	354.0	3,984	0.14
Bosnia and Herzegovina	980	0.04	118.2	10.3	107.9	1,837	0.06
Botswana	916	0.03	110.5	5.4	105.1	1,773	0.06
Brazil	63,305	2.30	7,636.8	518.3	7,118.5	64,162	2.20
Brunei Darussalam	2,373	0.09	286.3	15.2	271.1	3,230	0.11
Bulgaria	7,609	0.28	917.9	64.5	853.5	8,466	0.29
Burkina Faso	1,536	0.06	185.3	10.0	175.3	2,393	0.08
Burundi	1,219	0.05	147.1	6.7	140.3	2,076	0.07
Cabo Verde, Republic of	833	0.03	100.5	3.3	97.1	1,690	0.06
Cambodia	619	0.02	74.7	6.4	68.3	1,476	0.05
Cameroon	2,685	0.10	323.9	19.6	304.3	3,542	0.12
Canada [c]	70,455	2.56	8,499.3	619.5	7,879.8	71,312	2.44
Central African Republic	1,189	0.04	143.4	7.1	136.5	2,046	0.07
Chad	975	0.04	117.6	3.9	113.8	1,832	0.06
Chile	11,787	0.43	1,421.9	101.3	1,320.7	12,644	0.43
China	166,859	6.05	20,129.0	1,445.1	18,683.9	167,716	5.75
Colombia	11,806	0.43	1,424.2	101.2	1,323.0	12,663	0.43
Comoros	369	0.01	44.5	1.0	43.5	1,226	0.04
Congo, Democratic Republic of	3,416	0.12	412.1	31.0	381.1	4,273	0.15
Congo, Republic of	1,051	0.04	126.8	4.3	122.4	1,908	0.07
Costa Rica	1,392	0.05	167.9	12.3	155.6	2,249	0.08
Côte d'Ivoire	4,273	0.16	515.5	33.3	482.1	5,130	0.18
Croatia	3,376	0.12	407.3	29.9	377.4	4,233	0.14
Cyprus	2,111	0.08	254.7	16.0	238.6	2,968	0.10
Czechia [c]	9,451	0.34	1,140.1	82.0	1,058.2	10,308	0.35
Denmark [c]	21,061	0.77	2,540.7	182.4	2,358.3	21,918	0.75
Djibouti	896	0.03	108.1	3.5	104.6	1,753	0.06
Dominica	699	0.03	84.3	3.5	80.8	1,556	0.05
Dominican Republic	3,142	0.11	379.0	25.1	353.9	3,999	0.14
Ecuador	4,523	0.16	545.6	35.4	510.2	5,380	0.18
Egypt, Arab Republic of	12,999	0.47	1,568.1	111.8	1,456.4	13,856	0.47

103

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER (CONTINUED)

June 30, 2026

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power	
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a, b]	Number of votes	Percentage of total [a]
El Salvador	552	0.02 %	$ 66.6	$ 5.5	$ 61.1	1,409	0.05 %
Equatorial Guinea	860	0.03	103.7	5.0	98.8	1,717	0.06
Eritrea	593	0.02	71.5	1.8	69.7	1,450	0.05
Estonia [c]	1,372	0.05	165.5	9.5	156.1	2,229	0.08
Eswatini	609	0.02	73.5	3.7	69.8	1,466	0.05
Ethiopia	1,829	0.07	220.6	13.4	207.2	2,686	0.09
Fiji	1,407	0.05	169.7	9.8	159.9	2,264	0.08
Finland [c]	13,726	0.50	1,655.8	118.5	1,537.3	14,583	0.50
France [c]	108,611	3.94	13,102.3	956.6	12,145.7	109,468	3.75
Gabon	1,145	0.04	138.1	7.9	130.3	2,002	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,634	0.06
Georgia	2,590	0.09	312.4	18.6	293.8	3,447	0.12
Germany [c]	118,578	4.30	14,304.7	1,043.5	13,261.1	119,435	4.09
Ghana	2,685	0.10	323.9	23.4	300.5	3,542	0.12
Greece [c]	4,460	0.16	538.0	40.4	497.6	5,317	0.18
Grenada	739	0.03	89.1	3.9	85.2	1,596	0.05
Guatemala	2,001	0.07	241.4	12.4	229.0	2,858	0.10
Guinea	2,273	0.08	274.2	16.1	258.1	3,130	0.11
Guinea-Bissau	613	0.02	73.9	1.4	72.5	1,470	0.05
Guyana	1,724	0.06	208.0	11.5	196.5	2,581	0.09
Haiti	1,890	0.07	228.0	12.9	215.1	2,747	0.09
Honduras	782	0.03	94.3	4.5	89.9	1,639	0.06
Hungary [c]	12,456	0.45	1,502.6	107.4	1,395.2	13,313	0.46
Iceland [c]	1,975	0.07	238.3	14.8	223.5	2,832	0.10
India	85,175	3.09	10,275.1	738.0	9,537.1	86,032	2.95
Indonesia	28,863	1.05	3,481.9	249.9	3,232.0	29,720	1.02
Iran, Islamic Republic of	38,300	1.39	4,620.3	334.8	4,285.5	39,157	1.34
Iraq	5,085	0.18	613.4	48.9	564.5	5,942	0.20
Ireland [c]	9,415	0.34	1,135.8	80.3	1,055.5	10,272	0.35
Israel	7,386	0.27	891.0	62.6	828.4	8,243	0.28
Italy [c]	76,144	2.76	9,185.6	668.6	8,517.1	77,001	2.64
Jamaica	3,741	0.14	451.3	30.5	420.8	4,598	0.16
Japan [c]	199,885	7.25	24,113.1	1,751.9	22,361.2	200,742	6.88
Jordan	2,337	0.09	281.9	16.5	265.4	3,194	0.11
Kazakhstan	4,573	0.17	551.7	31.3	520.4	5,430	0.19
Kenya	4,187	0.15	505.1	32.5	472.6	5,044	0.17
Kiribati	829	0.03	100.0	4.1	95.9	1,686	0.06
Korea, Republic of [c]	45,285	1.64	5,463.0	389.9	5,073.1	46,142	1.58
Kosovo, Republic of	1,538	0.06	185.5	11.5	174.1	2,395	0.08
Kuwait	22,458	0.82	2,709.2	194.4	2,514.8	23,315	0.80
Kyrgyz Republic	1,351	0.05	163.0	9.3	153.6	2,208	0.08
Lao People's Democratic Republic	355	0.01	42.8	3.3	39.5	1,212	0.04
Latvia [c]	2,027	0.07	244.5	15.3	229.3	2,884	0.10
Lebanon	1,062	0.04	128.1	6.3	121.8	1,919	0.07
Lesotho	1,154	0.04	139.2	6.9	132.3	2,011	0.07
Liberia	740	0.03	89.3	5.6	83.6	1,597	0.05
Libya	11,462	0.42	1,382.7	99.3	1,283.5	12,319	0.42
Lithuania [c]	2,258	0.08	272.4	17.3	255.1	3,115	0.11
Luxembourg [c]	2,806	0.10	338.5	22.1	316.4	3,663	0.13
Madagascar	2,506	0.09	302.3	18.0	284.4	3,363	0.12

104

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER (CONTINUED)

June 30, 2026

Expressed in millions of U.S. dollars

	Subscriptions					*Voting Power*	
Member	*Number of shares*	*Percentage of total* [a]	*Total amounts* [a]	*Amounts paid in* [a,b]	*Amounts subject to call* [a, b]	*Number of votes*	*Percentage of total* [a]
Malawi	1,722	0.06 %	$ 207.7	$ 10.2	$ 197.5	2,579	0.09 %
Malaysia	10,447	0.38	1,260.3	75.4	1,184.8	11,304	0.39
Maldives	525	0.02	63.3	2.0	61.3	1,382	0.05
Mali	2,035	0.07	245.5	14.1	231.4	2,892	0.10
Malta	1,533	0.06	184.9	10.9	174.0	2,390	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,326	0.05
Mauritania	1,593	0.06	192.2	10.4	181.8	2,450	0.08
Mauritius	1,780	0.07	214.7	13.1	201.6	2,637	0.09
Mexico	47,720	1.73	5,756.7	413.1	5,343.6	48,577	1.66
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,336	0.05
Moldova	2,419	0.09	291.8	17.2	274.6	3,276	0.11
Mongolia	829	0.03	100.0	5.6	94.4	1,686	0.06
Montenegro	971	0.04	117.1	6.6	110.5	1,828	0.06
Morocco	8,069	0.29	973.4	66.8	906.6	8,926	0.31
Mozambique	1,332	0.05	160.7	6.8	153.9	2,189	0.07
Myanmar	3,465	0.13	418.0	21.4	396.6	4,322	0.15
Namibia	1,930	0.07	232.8	11.7	221.1	2,787	0.10
Naoero [d]	586	0.02	70.7	2.4	68.3	1,443	0.05
Nepal	1,714	0.06	206.8	11.4	195.3	2,571	0.09
Netherlands [c]	54,111	1.96	6,527.7	475.4	6,052.3	54,968	1.88
New Zealand [c]	11,261	0.41	1,358.5	96.8	1,261.6	12,118	0.42
Nicaragua	1,064	0.04	128.4	6.3	122.1	1,921	0.07
Niger	1,348	0.05	162.6	6.5	156.1	2,205	0.08
Nigeria	19,417	0.70	2,342.4	168.0	2,174.3	20,274	0.69
North Macedonia	641	0.02	77.3	5.7	71.7	1,498	0.05
Norway [c]	16,746	0.61	2,020.2	145.0	1,875.1	17,603	0.60
Oman	2,461	0.09	296.9	19.1	277.8	3,318	0.11
Pakistan	14,148	0.51	1,706.7	122.4	1,584.3	15,005	0.51
Palau	16	*	1.9	0.2	1.8	873	0.03
Panama	1,138	0.04	137.3	10.3	127.0	1,995	0.07
Papua New Guinea	2,273	0.08	274.2	16.1	258.1	3,130	0.11
Paraguay	2,037	0.07	245.7	14.1	231.6	2,894	0.10
Peru	9,092	0.33	1,096.8	77.5	1,019.3	9,949	0.34
Philippines	11,887	0.43	1,434.0	102.1	1,331.9	12,744	0.44
Poland [c]	20,474	0.74	2,469.9	177.1	2,292.8	21,331	0.73
Portugal [c]	8,937	0.32	1,078.1	76.2	1,001.9	9,794	0.34
Qatar	2,781	0.10	335.5	25.1	310.4	3,638	0.12
Romania	8,210	0.30	990.4	72.4	918.0	9,067	0.31
Russian Federation	79,121	2.87	9,544.8	685.8	8,859.0	79,978	2.74
Rwanda	1,831	0.07	220.9	12.5	208.4	2,688	0.09
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	1,132	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,556	0.05
St. Vincent and the Grenadines	387	0.01	46.7	1.6	45.1	1,244	0.04
Samoa	947	0.03	114.2	5.1	109.2	1,804	0.06
San Marino	595	0.02	71.8	2.5	69.3	1,452	0.05
Sao Tome and Principe	705	0.03	85.0	2.2	82.9	1,562	0.05
Saudi Arabia	76,967	2.79	9,284.9	668.3	8,616.6	77,824	2.67
Senegal	3,585	0.13	432.5	27.1	405.3	4,442	0.15
Serbia	4,133	0.15	498.6	36.6	462.0	4,990	0.17
Seychelles	294	0.01	35.5	0.8	34.7	1,151	0.04

105

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER (CONTINUED)

June 30, 2026

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power	
Member	Number of shares	Percentage of total [a]	Total amounts [a]	Amounts paid in [a,b]	Amounts subject to call [a, b]	Number of votes	Percentage of total [a]
Sierra Leone	1,043	0.04 %	$ 125.8	$ 4.6	$ 121.2	1,900	0.06 %
Singapore	7,109	0.26	857.6	63.0	794.6	7,966	0.27
Slovak Republic [c]	4,785	0.17	577.2	41.0	536.2	5,642	0.19
Slovenia [c]	2,037	0.07	245.7	18.0	227.8	2,894	0.10
Solomon Islands	828	0.03	99.9	3.3	96.6	1,685	0.06
Somalia, Federal Republic of	632	0.02	76.2	3.3	72.9	1,489	0.05
South Africa	20,793	0.75	2,508.4	180.0	2,328.4	21,650	0.74
South Sudan	1,437	0.05	173.4	8.6	164.8	2,294	0.08
Spain [c]	52,895	1.92	6,381.0	461.2	5,919.8	53,752	1.84
Sri Lanka	6,282	0.23	757.8	51.0	706.9	7,139	0.24
Sudan	1,989	0.07	239.9	15.5	224.5	2,846	0.10
Suriname	412	0.01	49.7	2.0	47.7	1,269	0.04
Sweden [c]	25,148	0.91	3,033.7	219.1	2,814.6	26,005	0.89
Switzerland [c]	40,889	1.48	4,932.6	357.9	4,574.7	41,746	1.43
Syrian Arab Republic	2,452	0.09	295.8	14.0	281.8	3,309	0.11
Tajikistan	1,468	0.05	177.1	9.3	167.8	2,325	0.08
Tanzania	1,615	0.06	194.8	14.6	180.2	2,472	0.08
Thailand	13,752	0.50	1,659.0	118.1	1,540.9	14,609	0.50
Timor-Leste	918	0.03	110.7	5.6	105.2	1,775	0.06
Togo	1,947	0.07	234.9	13.4	221.5	2,804	0.10
Tonga	859	0.03	103.6	4.5	99.2	1,716	0.06
Trinidad and Tobago	3,376	0.12	407.3	22.8	384.5	4,233	0.14
Tunisia	2,064	0.08	249.0	18.3	230.7	2,921	0.10
Türkiye	30,668	1.11	3,699.6	264.5	3,435.1	31,525	1.08
Turkmenistan	627	0.02	75.6	3.6	72.0	1,484	0.05
Tuvalu	502	0.02	60.6	2.5	58.0	1,359	0.05
Uganda	1,133	0.04	136.7	9.7	127.0	1,990	0.07
Ukraine	16,065	0.58	1,938.0	138.7	1,799.3	16,922	0.58
United Arab Emirates	7,043	0.26	849.6	66.2	783.4	7,900	0.27
United Kingdom [c]	108,611	3.94	13,102.3	975.7	12,126.6	109,468	3.75
United States [c]	465,462	16.89	56,151.0	4,102.5	52,048.5	466,319	15.98
Uruguay	3,902	0.14	470.7	32.2	438.6	4,759	0.16
Uzbekistan	4,238	0.15	511.3	32.9	478.4	5,095	0.17
Vanuatu	933	0.03	112.6	5.6	107.0	1,790	0.06
Venezuela, Republica Bolivariana de	20,361	0.74	2,456.2	150.8	2,305.5	21,218	0.73
Viet Nam	5,311	0.19	640.7	47.0	593.7	6,168	0.21
Yemen, Republic of	2,212	0.08	266.8	14.0	252.8	3,069	0.11
Zambia	4,727	0.17	570.2	38.7	531.5	5,584	0.19
Zimbabwe	3,996	0.15	482.1	25.5	456.6	4,853	0.17
Total - June 30, 2026	**2,756,229**	**100 %**	**332,497**	**23,644**	**308,853**	**2,918,202**	**100 %**
Total - June 30, 2025	**2,709,291**		**326,835**	**22,911**	**303,924**	**2,868,429**	

Notes

a. May differ from the calculated figures or sum of individual figures shown due to rounding.

b. See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.

c. A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).

d. The WBG received a notification from the government of the member on July 1, 2026 that the official name changed from Republic of Nauru to Republic of Naoero.

** Indicates amount less than $0.5 million or 0.005%*

The Notes to Financial Statements are an integral part of these Statements.

106

NOTES TO FINANCIAL STATEMENTS PURPOSE AND AFFILIATED ORGANIZATIONS The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement. NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures, the determination of the net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations. Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. Translation and Remeasurement of Currencies IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of reporting IBRD’s financial position and the results of its operations. IBRD’s functional currencies are the U.S. dollar and euro. Assets and liabilities are translated at market exchange rates in effect at the end of the reporting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during the month of the transaction. Remeasurement adjustments relating to non-functional currencies are reflected in the Statements of Income, while translation adjustments for assets and liabilities denominated in euro are reflected in the Statements of Comprehensive Income. Capital Stock Valuation of Capital Stock In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (“1944 dollars”). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or 107 into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (“1974 SDR”). Callable Capital Under the Articles of Agreement, the subscription of each member shall be divided into two parts: (i) twenty percent shall be paid in or subject to call as needed by IBRD for its operations; and (ii) the remaining eighty percent shall be subject to call by IBRD only to meet its borrowing obligations (excluding hybrid capital) and guarantee obligations. Starting in the fiscal year ended June 30, 2025, shareholders can convert a portion of their existing callable capital under (i) above—subscriptions subject to call as needed by IBRD for its operations—into Enhanced Callable Capital (ECC). ECC can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders. The ECC conversion is on a voluntary basis and upon bilateral agreement between the shareholder and IBRD. The ECC has no impact on the total equity until the call is paid but is considered part of usable equity that is available to support IBRD's lending operations. If and when the ECC call is triggered and the participating shareholders make the payments on the ECC, the paid-in ECC amount will be reflected as paid-in capital of the contributing shareholders. There are no changes in shareholding or voting rights at the time of ECC payment, similar to payments that would be received on existing callable capital. ECC if paid could count towards an individual shareholder’s paid-in capital requirement in a subsequent capital increase and voting rights would be allocated at that time. ECC is accounted for as a separate class within the uncalled portion of subscriptions. Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value, which approximates fair value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Receivable and deferred amounts to maintain value of currency holdings Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable are amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a nonnegotiable, noninterest-bearing note, which is due on demand. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value. MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations. All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets. The net receivable or payable MOV amounts relating 108 to national currencies used in IBRD's lending and investing operations are also included as a component of Equity under Deferred amounts to maintain value of currency holdings. Withdrawal of Membership Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding. Transfers Approved by the Board of Governors In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. When unconditional, these transfers, which are included in Board of Governors-approved transfers in the Statements of Income, are reported as expenses upon approval. If conditional, these transfers are expensed when the conditions specified for the use by the beneficiaries have been met. The transfers are funded from the preceding fiscal year’s Net Income, Surplus, Restricted Retained Earnings or Other Reserves. Retained Earnings Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings, Other Reserves) and Unallocated Net Income (Loss). The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of default on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments-Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it. The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained for use in IBRD’s operations. The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio and Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan. Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition. Allocations from Surplus are recorded when approved by the Board of Governors. Cumulative Fair Value Adjustments consist of the unrealized mark-to-market gains or losses on non- trading portfolios and certain positions in the trading portfolio. Restricted Retained Earnings consists of contributions or revenue from prior years which are contractually restricted as to their purpose. Other Reserves consist mainly of allocations from Surplus to certain funds and non-functional currency translation adjustment gains/losses from prior fiscal years. 109

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers made during the year. Accumulated other comprehensive income Comprehensive income or loss consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items, as presented in Statement of Comprehensive income. Loans and Other Exposures Loans All IBRD loans are made to or guaranteed by countries that are members of IBRD, except for loans made to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. Other exposures comprise signed commitments (including Deferred Drawdown Options (DDOs) that are effective, and irrevocable commitments), and guarantees. Generally, loans are reported on the Balance Sheets at amortized cost. Loans with embedded derivatives are assessed for fair value election, or bifurcation of the loan and derivative. Commitment charges on the undisbursed balance of loans are recognized in revenue as earned. Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of the Loans outstanding on the Balance Sheets, and the amortization of loan origination fees are included in Interest revenue from Loans, net in the Statements of Income. Accrued interest is presented in the Balance Sheets line item Receivables - Accrued income on loans and guarantee fees receivable. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans, except for activation of a deferral under the Climate Resilient Debt Clause (CRDC). Should any other permissible modifications be made to the terms of existing loans, IBRD would perform an evaluation to determine the required accounting treatment, including whether the modification would result in the affected loans being accounted for as a new loan or as a continuation of the existing loan. It is IBRD’s policy to place all loans and other exposures (collectively “exposures”) made to or guaranteed by a member of IBRD into nonaccrual status if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if loans and other exposures made by IDA to a member country are placed in nonaccrual status, all IBRD loans and other exposures made to, or guaranteed by, that member country will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period. Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed. Loan Commitments Loan Commitments are undisbursed loans approved by the Executive Directors, for which disbursements are yet to be made. IBRD records a provision for expected losses on undisbursed loan commitments including DDOs, when signed by both parties. The signature of the loan agreement is a binding event that prevents IBRD from unconditionally withdrawing from the agreement. 110

Guarantees Guarantees provided Financial guarantees are commitments issued by IBRD to guarantee payment by a member country (the debtor) to a third party in the event that a member government (or a government-owned entity) fails to perform its contractual obligations to a third party. Guarantees provided are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country. IBRD records the fair value of the obligation to stand ready in Other Liabilities - Accounts payable and miscellaneous liabilities, and a corresponding fees receivable asset in Receivables - Accrued income on loans and guarantee fees receivable on IBRD’s Balance Sheets. Upfront guarantee fees received are deferred and amortized over the life of the guarantee. Guarantees Received IBRD receives third-party guarantees in the form of a credit enhancement to loan exposures. The guarantees that are contractually linked to specific loans (non-freestanding), reduce the exposure at risk considered in computing the loan loss provisions. Guarantees that are not contractually linked to specific loans (freestanding guarantees), are recorded as a recoverable asset and included in Other assets - Miscellaneous on the Balance Sheets. The change in value of the recoverable asset is recorded as Noninterest revenue - Other, net on the Statements of Income. Credit enhancements that do not meet the requirements to be accounted for as financial guarantees are recorded as derivatives. Exposure Exchange Agreements (EEAs) IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the issuance of a financial guarantee, and (b) the receipt of an asset. There is generally no exchange of cash between the organizations for these transactions. For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The change in the provision is recorded as Provision for losses on loans and other exposures on the Statements of Income. The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes. For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets – Miscellaneous on the Balance Sheets and is amortized over the life of the EEA. IBRD records a recoverable asset and corresponding income, in recognition of the risk coverage received. The change in value of the recoverable asset is recorded as Noninterest revenue - Other, net on the Statements of Income. The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes. 111

Accumulated Provision for Losses on Loans and Other Exposures Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures. Loans Loan exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, a credit risk rating is assigned to exposures for each borrower. The total exposure for provisioning is the current exposure and the estimated future exposure, taking into account expected disbursements and repayments over the life of the instruments. The expected credit losses related to loans and other exposures are calculated over the life of the instruments based on the annual estimated exposures, the expected default frequency (probability of default to IBRD) and the estimated loss given default. The provision for expected losses is the sum of the expected annual losses over the life of the instruments. For countries in accrual status, these exposures are grouped in pools of borrowers with a similar risk rating. The determination of a borrower’s rating is based on various factors (see Note D—Loans and other exposures). Each risk rating is mapped to an expected default frequency using IBRD's credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year. Expected losses on loan exposures comprise estimates of potential losses arising from the economic loss due to delays in receiving payments. The estimated loss given default is determined at each Balance Sheet date, based on IBRD’s historical experience, as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The loss given default is based on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest loss given default associated with IDA eligibility. The main factors used to determine the loss given default are the estimated length of delays in receiving loan payments, and the effective interest rate of the exposure. As the majority of IBRD’s loans carry a variable interest rate, the loss severity is impacted by the changes in forward interest rates. For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, representing the most reliable and available economic data during this period. IBRD also applies a ten-year straight-line reversion to the mean to reflect the historical pattern of rating migration to the mean of its loan portfolio. This methodology is also applied to countries with exposures in nonaccrual status, although the expected default frequency is equal to one hundred percent. At times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, different input assumptions may be used for a specific country. All exposures for countries in nonaccrual status are individually assessed. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. It is IBRD’s practice not to write off loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, and borrowers have emerged from nonaccrual status. To date, no loans have been written off. Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statements of Income. In addition, reasonableness of the inputs used is reassessed quarterly. Loan Commitments IBRD records the expected credit losses on loan commitments based on the projected disbursements of signed loan commitments (adjusted by cancellations based on historical experience), the expected probability of default and estimated loss given default. The provision is included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets. 112

Guarantees provided IBRD records a contingent liability for the expected losses related to guarantees provided over the projected life of the instruments, that is determined based on the estimated exposure at default, multiplied by the corresponding loss given default and expected default probability for the projected life of the guarantee. This contingent liability as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand-ready, are included in Other Liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets. Statements of Cash Flows For the purpose of IBRD's Statements of Cash Flows, cash is defined as the amount of Unrestricted cash and Restricted cash under Due from banks on the Balance Sheets. Restricted Cash This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies. Investments Investment securities are classified based on Management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2026, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value, which approximate fair value or net asset value (NAV). Where available, quoted market prices are used to determine the fair value of trading securities. These include most government, agency and corporate obligations, exchange-traded equity securities, Asset- backed Securities (ABS), and Mortgage-backed Securities (MBS). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves and credit spreads. Where applicable, unobservable inputs such as estimated conditional prepayment rates for illiquid instruments, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature. Purchases and sales of securities are recorded on a trade-date basis. Time deposits and money market deposits are recorded at settlement. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Derivative instruments used in liquidity management are not designated as hedging instruments for accounting purposes. Interest revenue is included in Interest revenue from Investments-Trading, net in the Statements of Income. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in Mark-to-market gains on trading securities, net, in the Statements of Income. Realized gains and losses on trading securities are recognized in Mark-to-market gains on trading securities, net in the Statements of Income when securities are sold. IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD invests the amounts received and records the investment and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD's Balance Sheets to the extent that it has been transferred under securities lending agreements in return for cash. 113

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received Securities purchased under resale agreements, securities lent under securities lending agreements, securities sold under repurchase agreements and payable for cash collateral received are reported at face value, which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheets, and securities received under resale agreements are not recorded on the Balance Sheets. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned from securities purchased under resale agreements is included in Investments–Trading, net in the Statements of Income. The interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in Borrowing expenses, net in the Statements of Income. Premises and Equipment Premises and equipment, including leasehold improvements, and information technology assets are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between three and fifty years. For leasehold improvements, depreciation is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life. Lessee Arrangements IBRD’s lessee arrangements are mostly real estate operating leases. Under these arrangements, IBRD records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in Other assets - Premises and equipment, net and the related lease liabilities are reported in Other liabilities - Accounts payable and miscellaneous liabilities. IBRD has elected to account for the lease and non-lease components together as a single lease component. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using IBRD’s incremental borrowing rate. All leases are recorded on the Balance Sheets except short-term leases with an initial term of 12 months or less. Lease expense, including that for short-term leases, is recognized on a straight-line basis over the lease term and is recorded in Administrative expenses in the Statements of Income. Borrowings To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets, offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates. Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. For the purpose of the Statements of Cash Flows, short-term borrowings, if any, with original maturities less than 90 days, are presented net of new issuances and retirements. By contrast, short-term borrowings with original maturities greater than 90 days and up to one year are presented on a gross basis. 114

Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowing expenses, net in the Statements of Income. Amortization of discounts and premiums is recorded using the effective interest method and is included in Borrowing expenses, net in the Statements of Income. Borrowings at Fair Value IBRD has elected the fair value option for debt instruments issued in the capital markets. All changes in fair value are recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, in the Statements of Income, except for changes in the fair value related to IBRD’s own credit risk, which are reported in Other Comprehensive Income (OCI) as a Debit Valuation Adjustment (DVA). The DVA on fair value option elected liabilities is measured by revaluing each borrowing instrument to determine the changes in fair value of that instrument arising from changes in IBRD’s funding spread relative to the applicable reference rate. Borrowings at Amortized Cost In October 2024, IBRD issued hybrid capital in the legal form of debt, which has characteristics of both debt and equity. Hybrid capital is reported at amortized cost and included in Borrowings on the Balance Sheets. This financial instrument also contains interest cancellation and principal write down features. Currently, hybrid capital is available to IBRD’s shareholders, which may also enter into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase to which the shareholder has subscribed. In addition, certain agreements include an option, at IBRD's discretion, to redeem the instrument at par after an initial period of 5 years. Hybrid capital is subordinated to IBRD’s unsubordinated debt issuances, senior to IBRD equity and pari- passu with all other subordinated issuances. Hybrid capital carries interest rates similar to those of IBRD’s senior medium and long-term bonds. Interest on the hybrid capital is cancellable at the sole discretion of IBRD, or mandatorily upon the occurrence of a trigger event (linked to the ratio of non-performing loans over usable equity, and to the ratio of reported equity-to-assets). Hybrid capital principal is automatically cancelled in the event IBRD makes a call to its members for callable capital. Accounting for Derivatives IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values accounted for through the Statements of Income. The presentation of derivative instruments on IBRD’s Balance Sheets reflects the netting of derivative asset and liability positions and the related cash collateral received from the counterparty, when a legally enforceable master netting agreement exists, and the other requisite conditions are met. In addition, in the Notes to the financial statements, unless stated differently, derivatives are presented on a net basis by instrument. A master netting agreement is an industry standard agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or transfer security or deliver collateral when due). Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. Upon default by the counterparty, the collateral agreement grants an entity the right to set-off any amounts payable by the counterparty against any posted collateral. IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue - Investments-Trading, net, while unrealized mark-to-market gains and losses on 115 these derivatives are reflected as part of Mark-to-market gains (losses) on trading securities, net in the Statements of Income. IBRD also uses derivatives in its loan, borrowing and asset/liability management activities. It also offers derivative intermediation services to clients. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in the related Interest revenue/expenses lines in the Statements of Income. Changes in fair values of these derivatives are recorded in the Statements of Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net and are adjustments to net income under operating activities in the Statements of Cash Flows. IBRD presents the cash flows associated with derivative instruments, and their related gains and losses, consistently with the cash flows of the economically hedged item. Principal related cash flows on derivatives economically hedging loans are reported under investing activities as Net derivatives-loans, while those hedging borrowings are reported under financing activities in Net derivatives-borrowings. Principal-related cash flows and realized gains and losses on derivatives economically hedging investments are reported under operating activities in Changes in Net derivatives-investments. Interest- related cash flows and realized gains and losses on derivatives hedging loans, investments and borrowings are reported as operating activities. Derivative contracts include currency forward contracts, to-be-announced (TBA) securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net receivable position, IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a DVA to reflect its own credit risk. The CVA is calculated using future projected exposures of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. Valuation of Financial Instruments IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment. In instances where management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as inputs applied in determining those values. The fair value of certain investments is calculated using NAV as a practical expedient. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review. 116

Fair Value Hierarchy Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized based on the inputs to the valuation techniques as follows: Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets. Level 2: Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur. Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy. Accounting for Grant Expenses IBRD recognizes an expense for unconditional grants, such as Contributions to special programs and most Board of Governors-approved transfers, upon approval. IBRD recognizes an expense for conditional grants when the conditions specified for use by the beneficiaries have been met. Trust Funds To the extent that IBRD acts as an agent for, or controls Bank-executed activities for trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheets, along with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For recipient-executed activities for trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheets. In some trust funds, execution is split between recipient-executed and Bank-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis, therefore, the execution of a portion of these available resources may not yet be assigned. IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheets. Accounting and Reporting Developments Recently Adopted Accounting Standards: In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic: 815) and Revenue from Contracts with Customers (Topic: 606) Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU adds a scope exception that excludes from derivative accounting certain non-exchange-traded contracts with underlying 117 settlement variables that are based on operations or activities specific to one of the parties to the contract. The guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. IBRD early adopted the ASU on a modified retrospective basis on October 1, 2025, as of July 1, 2025. The adoption did not have a material impact on IBRD's financial statements.

In October 2023, the FASB issued ASU 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP. IBRD early adopted the ASU prospectively on June 30,2026. The adoption did not have a material impact on IBRD's financial statements.

Accounting Standards Under Evaluation:

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic: 270): Narrow-Scope Improvements,* to improve the navigability of interim reporting requirements by clarifying what disclosures are required for interim periods and specifying the form and content of interim financial statements. For IBRD, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic: 832): Accounting for Government Grants Received by Business Entities,* to establish authoritative guidance on the recognition, measurement, and presentation guidance for government grants received by business entities. For IBRD, the ASU will be effective for the quarter ending September 30, 2029. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the accounting model for internal use software by eliminating consideration of software development stages. Instead, capitalization of software costs would begin when (i) management has authorized and committed to funding the project and (ii) it is probable the project will be completed, and the software will be used to perform its intended function. For IBRD, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic: 220-40): Disaggregation of Income Statement Expenses,* which requires public business entities to disclose disaggregated information about certain applicable specified expense categories (i.e., employee compensation, depreciation, intangible asset amortization). For IBRD, the ASU will be effective for the annual period ending June 30, 2028, and for interim periods thereafter. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE AND MEMBERSHIP

The following table provides a summary of changes in IBRD's authorized and subscribed shares:

Table B1: IBRD's Shares

	Authorized shares	*Subscribed shares*
As of June 30, 2024	2,783,873	2,678,098
General Capital Increase/Selective Capital Increase (GCI/SCI)	–	31,193
As of June 30, 2025	2,783,873	2,709,291
GCI/SCI	–	46,938
As of June 30, 2026	2,783,873	2,756,229

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The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions (callable capital including Enhanced Callable Capital), and paid-in capital:

Table B2: IBRD's Capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions [a]	Paid-in capital
As of June 30, 2024	$ 323,072	$ (300,620)	$ 22,452
GCI/SCI	3,763	(3,304)	459
As of June 30, 2025	326,835	(303,924)	22,911
GCI/SCI	5,662	(4,929)	733
As of June 30, 2026	$ 332,497	$ (308,853)	$ 23,644

a. The June 30, 2026 amount includes enhanced callable capital of $50 million which became effective in January 2026.

The uncalled portion of subscriptions is subject to call when required to meet the obligations incurred by IBRD arising from borrowings (excluding hybrid capital) or guaranteeing loans (see Note A - Callable Capital). Shareholders can convert a portion of their existing callable capital to enhanced terms so that it can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. In January 2026, IBRD signed the first agreement with one member country converting $50 million of the member country's existing callable capital to ECC terms. This agreement became effective on January 23, 2026.

On October 1, 2018, IBRD's Board of Governors approved two resolutions that increased IBRD's authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. On May 23, 2023, the Executive Directors (the Board) approved the extension of the subscription period for GCI and SCI from October 1, 2023 to October 1, 2025. On January 8, 2026, the Board of Governors approved the reallocation of unsubscribed shares from the 2018 Capital Increase to member countries that did not complete their subscription, providing an option to subscribe by April 16, 2026. Of the $7.5 billion expected from members as part of the paid-in portion of subscribed capital, cumulative subscription payments received totaled $7.2 billion as of April 16, 2026.

Amounts to Maintain the Value of Currency Holdings

The following table summarizes the amounts to Maintain the Value of Currency (MOV), classified as components of equity:

Table B3: MOV balances

In millions of U.S. dollars

	June 30, 2026	June 30, 2025
MOV receivable	$ (402)	$ (325)
Net Deferred MOV receivable	(336)	(168)
Deferred demand obligations	(130)	(130)
Deferred MOV receivable	$ (466)	$ (298)

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NOTE C—INVESTMENTS

Investments held by IBRD are designated as trading and reported at fair value. Some investments are either reported at face value, which approximates fair value or net asset value (NAV). As of June 30, 2026, Investments were primarily comprised of time deposits (51%) and government, agency and corporate obligations (41%), with all of the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD's Investments-Trading is as follows:

Table C1: Investments - Trading composition

In millions of U.S. dollars

	June 30, 2026	June 30, 2025
Time deposits	$ 49,322	$ 52,283
Government, agency and corporate obligations	40,124	44,151
Asset-backed Securities (ABS)	3,989	3,210
Other fund investments [a]	3,188	2,775
Equity securities [b]	328	255
Total [c]	$ 96,951	$ 102,674

a. Includes $2,674 million of PEBP holdings as of June 30, 2026, as investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV) ($2,359 million—June 30, 2025) and $514 million as of June 30, 2026, of investments held by the IBRD Surplus-Funded Livable Planet fund (LPF1) and the Grant Facility for Project Preparation (GFPP) at fair value ($416 million—June 30, 2025).

b. Relates to PEBP holdings.

c. Includes $1,326 million of PCRF investments as of June 30, 2026 ($1,387 million—June 30, 2025).

As of June 30, 2026, the largest holdings of Investments - Trading from a single counterparty was the U.S. Treasury (10%).

Table C2: Mark-to-market gains (losses) on trading securities, net

In millions of U.S. dollars

	June 30, 2026	June 30, 2025	June 30, 2024
Net gains recognized during the period on trading securities [a]	$ 607	$ 214	$ 91
Less: Net gains (losses) recognized on trading securities sold / matured during the period	388	121	(7)
Net gains recognized on trading securities still held at the reporting date	$ 219	$ 93	$ 98

a. Includes amounts related to investments-trading derivatives.

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD's investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD's exposure to credit risk.

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Swap Agreements

Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD for swap transactions:

Table C3: Collateral received

In millions of U.S. dollars

	June 30, 2026	June 30, 2025
Collateral received		
Cash	$ 86	$ 32
Securities	276	488
Total collateral received	$ 362	$ 520
Collateral permitted to be repledged	$ 362	$ 520
Amount of collateral repledged	–	–
Amount of cash collateral invested	86	32

Securities Financing Activities

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Balance Sheets. As of June 30, 2026 and June 30, 2025, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of June 30, 2026, securities purchased under resale agreements were $4 million ($14 million—June 30, 2025) and securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received were $86 million ($344 million—June 30, 2025).

As of June 30, 2026, liabilities relating to securities transferred under repurchase or securities lending agreements, including accrued interest were nil ($312 million—June 30, 2025), and there were no unsettled trades relating to repurchase or securities lending agreements (Nil—June 30, 2025). There

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were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil— June 30, 2025). As of June 30, 2025, the remaining contractual maturity of these agreements was up to 30 days. The securities transferred were mainly comprised of government and agency obligations The weighted average interest rate on securities sold under repurchase agreements and securities lent under securities lending agreements was 4.15% and 4.88% as of June 30, 2026 and June 30, 2025, respectively. In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of June 30, 2026 and June 30, 2025, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $4 million as of June 30, 2026 ($15 million—June 30, 2025). As of June 30, 2026 and June 30, 2025, none of these securities had been transferred under repurchase or security lending agreements. NOTE D—LOANS AND OTHER EXPOSURES IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments (consisting of signed undisbursed loans, Deferred Drawdown Options (DDOs) and irrevocable commitments), and guarantees. As of June 30, 2026, all of IBRD’s loans were reported at amortized cost. IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments. The majority of IBRD’s loans outstanding are denominated in U.S. dollars (75%) and euro (21%). IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. Accrued interest receivable on loans of $2,993 million June 30, 2026 ($3,297 million— June 30, 2025) is included in Receivables- Accrued income on loans and guarantee fees receivable in the Balance Sheets. As of June 30, 2026, 0.5% of IBRD’s loans were in nonaccrual status. The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium-risk or High-risk classes. 122

A summary of IBRD's loans outstanding by currency and by interest rate characteristics (fixed or variable) is as follows:

Table D1: Loans outstanding by currency and interest rate structure

In millions of U.S. dollars, except as otherwise noted

	June 30, 2026										
	U.S. dollars		Euro		Japanese Yen		Others		Loans Outstanding		
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms [a]	$ 12	$ 403	$ —	$ 7	$ —	$ 3	$ —	$ —	$ 12	$ 413	$ 425
Weighted average rate (%) [b]	11.33	6.82	—	6.95	—	6.95	—	—	11.33	6.83	6.95
Average Maturity (years) [c]	—	—	—	—	—	—	—	—	—	—	—
Variable-spread terms	$ —	$180,297	$ —	$ 40,132	$ —	$ 3,355	$ —	$ 7,415	$ —	$231,199	$231,199
Weighted average rate (%) [b]	—	4.87	—	3.26	—	1.58	—	3.75	—	4.51	4.51
Average Maturity (years)	—	8.68	—	8.27	—	9.62	—	8.34	—	8.61	8.61
Fixed-spread terms	$ 15,409	$ 22,076	$ 12,496	$ 7,859	$ —	$ 531	$ 432	$ 382	$ 28,337	$ 30,848	$ 59,185
Weighted average rate (%) [b]	3.22	5.21	2.13	3.29	—	1.40	9.69	6.01	2.84	4.67	3.79
Average Maturity (years)	6.90	7.98	8.41	6.26	—	3.29	8.59	6.17	7.59	7.44	7.51
Loans Outstanding	$ 15,421	$202,776	$ 12,496	$ 47,998	$ —	$ 3,889	$ 432	$ 7,797	$ 28,349	$262,460	$290,809
Weighted average rate (%) [b]	3.22	4.91	2.13	3.27	—	1.56	9.69	3.86	2.84	4.53	4.36
Average Maturity (years)	6.89	8.59	8.41	7.94	—	8.75	8.59	8.24	7.59	8.46	8.37
Loans Outstanding											$290,809
Less accumulated provision for loan losses and deferred loan income											3,150
Net loans outstanding											$287,659

Table D1.1

In millions of U.S. dollars, except as otherwise noted

	June 30, 2025										
	U.S. dollars		Euro		Japanese Yen		Others		Loans Outstanding		
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms [a]	$ 15	$ 402	$ 3	$ 7	$ 4	$ 4	$ —	$ —	$ 22	$ 413	$ 435
Weighted average rate (%) [b]	9.89	7.25	2.78	7.36	2.78	7.36	—	—	7.41	7.26	7.26
Average Maturity (years) [c]	0.11	—	0.62	—	0.62	—	—	—	0.29	—	0.01
Variable-spread terms	$ —	$178,794	$ —	$36,763	$ —	$ 1,869	$ —	$ 2,133	$ —	$219,559	$219,559
Weighted average rate (%) [b]	—	5.45	—	3.01	—	1.00	—	9.41	—	5.04	5.04
Average Maturity (years)	—	8.74	—	8.55	—	8.17	—	6.28	—	8.68	8.68
Fixed-spread terms	$17,250	$ 23,172	$13,147	$ 8,074	$ —	$ 690	$ 380	$ 383	$30,777	$ 32,319	$ 63,096
Weighted average rate (%) [b]	3.26	5.88	2.11	3.26	—	1.04	9.54	8.03	2.85	5.15	4.03
Average maturity (years)	7.10	8.40	9.10	6.62	—	3.76	9.13	6.67	7.98	7.83	7.90
Loans Outstanding	$17,265	$202,368	$13,150	$44,844	$ 4	$ 2,563	$ 380	$ 2,516	$30,799	$252,291	$283,090
Weighted average rate (%) [b]	3.27	5.50	2.11	3.06	2.78	1.02	9.54	9.20	2.85	5.06	4.82
Average Maturity (years)	7.09	8.68	9.10	8.20	0.62	6.97	9.13	6.34	7.97	8.56	8.49
Loans Outstanding											$283,090
Less accumulated provision for loan losses and deferred loan income											3,047
Net loans outstanding											$280,043

a. Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.

b. Excludes effects of any waivers of loan interest.

c. For loans past their repayment maturity, average maturity is not computed.

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The maturity structure of IBRD's loans is as follows:

Table D2: Loans maturity structure

In millions of U.S. dollars

	June 30, 2026				
Terms/Rate Type	*Up to 1 year*	*2 to 5 years*	*6 to 15 years*	*Greater than 15 years*	*Total*
Multicurrency terms					
Fixed	$ 12	$ —	$ —	$ —	$ 12
Variable	413	—	—	—	413
Variable-spread terms					
Fixed	—	—	—	—	—
Variable	14,562	67,452	113,299	35,886	231,199
Fixed-spread terms					
Fixed	1,644	7,848	16,644	2,201	28,337
Variable	2,726	11,121	13,293	3,708	30,848
All Loans					
Fixed	1,656	7,848	16,644	2,201	28,349
Variable	17,701	78,573	126,592	39,594	262,460
Total loans outstanding	$ 19,357	$ 86,421	$ 143,236	$ 41,795	$ 290,809

Table D2.1

In millions of U.S. dollars

	June 30, 2025				
Terms/Rate Type	*Up to 1 year*	*2 to 5 years*	*6 to 15 years*	*Greater than 15 years*	*Total*
Multicurrency terms					
Fixed	$ 22	$ —	$ —	$ —	$ 22
Variable	413	—	—	—	413
Variable-spread terms					
Fixed	—	—	—	—	—
Variable	11,329	63,813	111,412	33,005	219,559
Fixed-spread terms					
Fixed	2,418	7,034	18,620	2,705	30,777
Variable	2,527	10,729	15,004	4,059	32,319
All Loans					
Fixed	2,440	7,034	18,620	2,705	30,799
Variable	14,269	74,542	126,416	37,064	252,291
Total loans outstanding	$ 16,709	$ 81,576	$ 145,036	$ 39,769	$ 283,090

Credit Quality of Sovereign Exposures

Sovereign loans constitute the substantial majority of IBRD's exposures.

IBRD's country risk ratings are an assessment of its borrowers' ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and Governance (ESG) factors.

Based on the borrower risk ratings, IBRD classifies loans into three credit quality categories—Low Risk, Medium Risk, and High Risk. These categories, which are described below, are intended to differentiate between varying levels of borrower credit risk and the associated likelihood of non-timely debt service across IBRD's loan portfolio.

Low Risk: Exposures in this group generally exhibit strong credit characteristics with minimal uncertainty around repayment. Borrowers in this category typically demonstrate solid financial performance,

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consistent and stable cash flows, and a history of timely debt service. The likelihood of non-timely debt service is considered low.

Medium Risk: Exposures in this group display satisfactory credit profiles, but may be subject to moderate risk factors, such as country-specific volatility or operational challenges. Borrowers in this category usually exhibit adequate financial performance, though their resilience to adverse conditions may be more limited. The likelihood of non-timely debt service is considered moderate to low.

High Risk: Exposures in this category exhibit signs of elevated credit risk. Borrowers in this category may show weak or deteriorating financial indicators, irregular or delayed payment history, or limited capacity to absorb external shocks. While these loans remain on accrual status, the likelihood of non-timely debt service is considered heightened.

IBRD's borrowers' country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped in pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

As of June 30, 2026 and June 30, 2025, no principal or interest were overdue by more than three months for loans in accrual status.

The following tables provide an aging analysis and amounts past due of the loans outstanding:

Table D3: Loans outstanding aging structure

In millions of U.S. dollars

	June 30, 2026							
Days past due	*Up to 45*	*46-60*	*61-90*	*91-180*	*Over 180*	*Total Past Due*	*Current* [a]	*Total*
Risk Class								
Low	$ –	$ –	$ –	$ –	$ –	$ –	$ 206	$ 206
Medium	–	–	–	–	–	–	134,481	134,481
High	10	10	–	–	–	20	154,549	154,569
Loans in accrual status	10	10	–	–	–	20	289,236	289,256
Loans in nonaccrual status	8	1	38	11	922	980	573	1,553
Total	$ 18	$ 11	$ 38	$ 11	$ 922	$ 1,000	$289,809	$290,809 [b]

a. Represents the principal amounts not yet contractually due.

b. The total amount of loans at amortized cost which contain principal past due amounts was $1,951 million.

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Table D3.1

In millions of U.S. dollars

	June 30, 2025							
Days past due	*Up to 45*	*46-60*	*61-90*	*91-180*	*Over 180*	*Total Past Due*	*Current* [a]	*Total*
Risk Class								
Low	$ –	$ –	$ –	$ –	$ –	$ –	$ 5,903	$ 5,903
Medium	–	–	–	–	–	–	130,396	130,396
High	14	–	–	–	–	14	145,340	145,354
Loans in accrual status	14	–	–	–	–	14	281,639	281,653
Loans in nonaccrual status	–	1	42	22	794	859	578	1,437
Total	$ 14	$ 1	$ 42	$ 22	$ 794	$ 873	$ 282,217	$ 283,090 [b]

a. Represents the principal amounts not yet contractually due.

b. The total amount of loans at amortized cost which contain principal past due amounts was $1,648 million.

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

In millions of U.S. dollars

		June 30, 2026		June 30, 2025	
Borrower	*Nonaccrual since*	*Loans outstanding*	*Accumulated Provision for loan losses* [a]	*Loans outstanding*	*Accumulated Provision for loan losses* [a]
Iran	June 2026	$ 126	$ 13	$ —	$ —
Belarus	October 2022	1,003	103	1,012	99
Zimbabwe	October 2000	424	212	425	213
Total		$ 1,553	$ 328	$ 1,437	$ 312

a. There were no loans in nonaccrual status without an individual accumulated loan loss provision as of June 30, 2026 and June 30, 2025.

Effective June 16, 2026, all loans made to Iran were placed in nonaccrual status. Loan interest revenue, net for the fiscal year ended June 30, 2026 was reduced by $3 million representing the reversal of previously recognized interest and other charges accrued on Iran's loans outstanding. The impact of the non-accrual event has been included in evaluating the loan loss provisioning requirements associated with IBRD's exposure as of June 30, 2026.

No loans to any borrowing country were restored to accrual status during the fiscal years ended June 30, 2026 or June 30, 2025.

During the fiscal year ended June 30, 2026, interest and other revenue not recognized as a result of loans being in nonaccrual status was $78 million ($79 million– June 30, 2025 and $80 million – June 30, 2024).

In addition, during the fiscal year ended June 30, 2026, no interest income was recognized on loans in nonaccrual status upon receipt of payment (Nil—June 30, 2025 and $4 million—June 30, 2024).

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IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below show the balances of IBRD's Loans outstanding, classified by the year the loan agreement was signed.

Table D5: Loans outstanding vintage disclosure

In millions of U.S. dollars

	June 30, 2026								
	Fiscal Year of Origination								
	2026	*2025*	*2024*	*2023*	*2022*	*Prior Years*	*CAT DDOs Disbursed and Revolving*	*CAT DDOs Converted to Term Loans*	*Loans outstanding as of June 30, 2026*
Risk Class									
Low	$ –	$ 18	$ 38	$ –	$ –	$ 150	$ –	$ –	$ 206
Medium	4,241	7,777	9,610	9,995	7,984	91,533	936	2,405	134,481
High	6,641	14,579	17,121	9,086	13,496	92,738	45	863	154,569
Loans in accrual status	10,882	22,374	26,769	19,081	21,480	184,421	981	3,268	289,256
Loans in nonaccrual status	–	–	–	–	86	1,467	–	–	1,553
Total	$10,882	$22,374	$26,769	$19,081	$21,566	$185,888	$ 981	$ 3,268	$ 290,809

Table D5.1

In millions of U.S. dollars

	June 30, 2025								
	Fiscal Year of Origination								
	2025	*2024*	*2023*	*2022*	*2021*	*Prior Years*	*CAT DDOs Disbursed and Revolving*	*CAT DDOs Converted to Term Loans*	*Loans outstanding as of June 30, 2025*
Risk Class									
Low	$ 15	$ 148	$ –	$ –	$ –	$ 5,740	$ –	$ –	$ 5,903
Medium	7,159	8,626	9,501	7,702	10,850	83,477	449	2,632	130,396
High	11,095	14,781	8,294	13,031	11,124	86,124	1	904	145,354
Loans in accrual status	18,269	23,555	17,795	20,733	21,974	175,341	450	3,536	281,653
Loans in nonaccrual status	–	–	–	–	–	1,437	–	–	1,437
Total	$18,269	$23,555	$17,795	$20,733	$21,974	$176,778	$ 450	$ 3,536	$ 283,090

The Catastrophe Deferred Draw-Down Option (CAT-DDO) is a contingent credit line that promotes countries' resilience to disasters by providing immediate liquidity to countries in the aftermath of a catastrophe. No Catastrophe Deferred Drawdown Option (CAT DDOs) were converted to term loans during the fiscal year ended June 30, 2026 ($300 million—fiscal year ended June 30, 2025).

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD's exposures.

Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD's practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were

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eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD. Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statements of Income. An assessment is also performed to determine whether a qualitative adjustment of the loan loss provision is needed, including consideration of global and macroeconomic events. Changes to the accumulated provision for losses on loans and other exposures are summarized below: Table D6: Accumulated provision In millions of U.S. dollars June 30, 2026 Loans outstanding Loan commitments Other a Total Accumulated provision, beginning of the fiscal year $ 2,366 $ 510 $ 88 $ 2,964 Provision 86 58 50 194 Translation adjustment (17) (8) (2) (27) Accumulated provision, end of the fiscal year $ 2,435 $ 560 $ 136 $ 3,131 Composed of accumulated provision for losses on: Loans in accrual status $ 2,107 Loans in nonaccrual status 328 Total $ 2,435 Loans, end of the fiscal year: Loans in accrual status $ 289,256 Loans in nonaccrual status 1,553 Total loans outstanding $ 290,809 Table D6.1: In millions of U.S. dollars June 30, 2025 Loans outstanding Loan commitments Other a Total Accumulated provision, beginning of the fiscal year $ 2,360 $ 514 $ 92 $ 2,966 Provision (release) (44) (23) (8) (75) Translation adjustment 50 19 4 73 Accumulated provision, end of the fiscal year $ 2,366 $ 510 $ 88 $ 2,964 Composed of accumulated provision for losses on: Loans in accrual status $ 2,054 Loans in nonaccrual status 312 Total $ 2,366 Loans, end of the fiscal year: Loans in accrual status $ 281,653 Loans in nonaccrual status 1,437 Total loans outstanding $ 283,090 a. Primarily relates to guarantees provided. For more details, see Guarantees section. Reported as: Balance Sheets Statements of Income Accumulated Provision for Losses on: Loans outstanding Accumulated provision for loan losses Provision for losses on loans and other exposures Loan commitments and other exposures Other liabilities Provision for losses on loans and other exposures 128

The accumulated provision for losses on loan and other exposures as of June 30, 2026 was $3,131 million, compared to $2,964 million as of June 30, 2025. The increase of $167 million is primarily due to higher exposure. IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement. Guarantees IBRD issues guarantees to, and receives guarantees from third parties. These guarantees include bilateral guarantees from third parties, exposure exchange agreements (EEAs) with other multilateral development banks and portfolio guarantees from its shareholders. All these guarantees are accounted for as financial guarantees. Guarantees provided As of June 30, 2026, the notional amount of guarantees provided was $11,624 million ($7,465 million— June 30, 2025), including guarantees provided under the EEA. These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the Balance Sheets. These guarantees have original maturities ranging between 10 and 23 years and expire in decreasing amounts through 2047. As of June 30, 2026, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $574 million ($288 million—June 30, 2025), and the accumulated provision for guarantee losses of $112 million ($63 million—June 30, 2025). These are included in Other liabilities - Accounts payable and miscellaneous liabilities on the Balance Sheets. During the fiscal year ended June 30, 2026 and June 30, 2025, no guarantees provided by IBRD were called. Guarantees received As of June 30, 2026, IBRD had received third-party financial guarantees, including guarantees received under the EEAs and portfolio guarantees from its shareholders of $19,940 million ($16,017 million as of June 30, 2025). The original maturities range between 8 and 36 years and expire in decreasing amounts through 2057. Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity. The accumulated provision for loan losses was reduced by $252 million as of June 30, 2026 ($226 million as of June 30, 2025) due to credit enhancements from guarantees that are not freestanding (those that are contractually attached to the loans). The noncontingent and contingent recovery assets recognized on freestanding contracts (guarantees that are not contractually attached to the loans) were $333 million and $192 million, respectively, as of June 30, 2026 ($120 million and $151 million, respectively, as of June 30, 2025), both of which are presented as Other assets on the Balance Sheets. Waivers of Loan Charges The Executive Directors have approved waivers of certain charges on eligible loans. These include a portion of interest on existing loans, a portion of the commitment charge on undisbursed balances, a portion of the front-end fee and prepayment premiums on existing loans, and a portion of future renewal fees and stand-by fees on existing DDOs, as applicable. The forgone income resulting from these waivers was $29 million for year ended June 30, 2026 ($11 million—June 30, 2025 and $9 million—June 30, 2024). 129

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the fiscal year ended June 30, 2026, there was no country that contributed more than 10% to the total loan revenue.

IBRD's loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D7: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	*For the fiscal year ended and as of*			
	June 30, 2026		*June 30, 2025*	
Region	*Loan Revenue* [a]	*Loans Outstanding*	*Loan Revenue* [a]	*Loans Outstanding*
Latin America and the Caribbean	$ 4,042	$ 86,157	$ 4,481	$ 83,935
East Asia and Pacific	2,694	55,475	2,953	54,000
Europe and Central Asia	2,544	63,513	2,790	62,017
Middle East, North Africa, Afghanistan and Pakistan [b]	1,852	42,431	1,977	42,000
South Asia [b]	1,281	24,753	1,497	25,645
Eastern and Southern Africa	685	14,854	623	12,124
Western and Central Africa	138	3,626	110	3,369
Total	$ 13,236	$ 290,809	$ 14,431	$ 283,090

a. Excludes $686 million interest income from loan related derivatives for the fiscal year ended June 30, 2026 ($1,022 million—fiscal year ended June 30, 2025). Includes commitment charges of $126 million for the fiscal year ended June 30, 2026 ($152 million—fiscal year ended June 30, 2025).

b. Effective July 1, 2025, Afghanistan and Pakistan have moved from the South Asia Region to the Middle East, North Africa, Afghanistan and Pakistan Region. Prior period numbers have been reclassified for comparability.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. These borrowings are reported at fair value. In addition, IBRD has issued hybrid capital at variable rates to shareholders, which is subordinated to all other debt, and is reported at amortized cost. Variable rates are primarily based on exchange rates or market interest rates.

As of June 30, 2026, 98% of the borrowings at fair value were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars (60%) and euro (17%) (See Table E3).

IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

After the effect of these derivatives, the borrowing portfolio carried variable interest rates, with a weighted average cost of 3.83% as of June 30, 2026 (4.40% as of June 30, 2025).

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A summary of IBRD's borrowings at fair value, is as follows (for details on principal due upon maturity, see Note J—Fair Value Disclosures):

Table E1: Borrowings and borrowing-related derivatives, at fair value

In millions of U.S. dollars

	June 30, 2026	June 30, 2025
Borrowings	$ 308,562	$ 305,679
Currency swaps, net	1,189	1,788
Interest rate swaps, net	13,180	12,277
Total	$ 322,931	$ 319,744

As of June 30, 2026, borrowings reported at amortized cost were $683 million ($482 million—June 30, 2025) related to IBRD's issuances of hybrid capital which represents the outstanding principal of these instruments. The majority of holders of hybrid capital as of June 30, 2026 entered into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase.

For the fiscal year ended June 30, 2026, Borrowing expenses, net in the Statements of Income was $13,201 million ($14,920 million—June 30, 2025 and $15,215 million—June 30, 2024). This includes $2,402 million of interest expense, net related to derivatives associated with the borrowings (interest expense, net of $6,470 million—June 30, 2025 and interest expense, net of $7,781 million—June 30, 2024).

The following table provides a summary of the interest rate characteristics of IBRD's borrowings:

Table E2: Interest rate composition of Borrowings

In millions of U.S. dollars, except as otherwise noted

	June 30, 2026	WAC [a] (%)	June 30, 2025	WAC [a] (%)
Fixed	$ 289,488	3.07%	$ 288,323	2.81%
Variable	34,911	5.64	32,843	6.61
Borrowings [b]	$ 324,399	3.34%	$ 321,166	3.20%
Fair Value Adjustment	(15,154)		(15,005)	
Total Borrowings	$ 309,245		$ 306,161	

a. WAC refers to weighted average borrowings cost as of the reporting date.

b. At amortized cost.

The currency composition of IBRD's borrowings before derivatives was as follows:

Table E3: Currency composition of Borrowings (before derivatives)

	June 30, 2026	June 30, 2025
U.S. Dollar	59.7 %	62.1 %
Euro	17.0	16.3
Others	23.3	21.6
	100.0 %	100.0 %

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The maturity structure of IBRD's borrowings outstanding was as follows:

Table E4: Maturity structure of Borrowings

In millions of U.S. dollars

		June 30, 2026		*June 30, 2025*
Less than 1 year	$	47,872	$	47,162
Between				
1-2 years		38,302		37,482
2-3 years		34,579		36,816
3-4 years		38,533		32,710
4-5 years		38,887		39,117
Thereafter [a]		111,072		112,874
	$	309,245	$	306,161

[a] *Includes hybrid capital.*

IBRD's borrowings at fair value have original maturities ranging from 6 days to 50 years, with the final maturity in 2073. Hybrid capital is a perpetual financial instrument, accounted for at amortized cost.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD's use of derivatives in its various financial portfolios:

Table F1: Use of derivatives in various financial portfolios

Portfolio	***Derivative instruments used***	***Purpose / Risk being managed***
Risk management purposes:		
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset / liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD's equity
Other purposes:		
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Balance Sheets is shown in Table F2.

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Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD's net exposure on its derivative asset positions.

Table F2: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	June 30, 2026		*June 30, 2025*	
	Derivative Assets	*Derivative Liabilities*	*Derivative Assets*	*Derivative Liabilities*
Interest rate swaps	$ 6,566	$ 17,025	$ 7,559	$ 17,523
Currency swaps [a]	6,138	5,840	5,115	7,192
Other [b]	–	1	2	–
Gross Total	$ 12,704	$ 22,866	$ 12,676	$ 24,715
Less:				
Amounts subject to legally enforceable master netting agreements	12,154 [d]	12,442 [e]	11,978 [d]	12,261 [e]
Cash collateral received [c]	86	—	32	—
Net derivative position on the Balance Sheet	$ 464	$ 10,424	$ 666	$ 12,454
Less:				
Securities collateral received [c]	234		442	
Net derivative exposure after collateral	$ 230		$ 224	

a. Includes forward contracts.

b. Relate to swaptions, options and futures contracts.

c. Does not include excess collateral received.

d. Includes $39 million Credit Valuation Adjustment (CVA) ($36 million—June 30, 2025).

e. Includes $327 million Debit Valuation Adjustment (DVA) ($319 million—June 30, 2025).

The following tables provide information about the credit risk exposures at fair value of IBRD's derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F3: Credit risk exposure of the derivative instruments [a]

In millions of U.S. dollars

	June 30, 2026		
Portfolio	*Interest rate swaps*	*Currency swaps (including forward contracts)*	*Total*
Investments	$ 186	$ 1,199	$ 1,385
Loans	5,120	892	6,012
Client operations	68	143	211
Borrowings	1,092	3,904	4,996
Other asset / liability management derivatives	100	–	100
Total Exposure	$ 6,566	$ 6,138	$ 12,704

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Table F3.1

In millions of U.S. dollars

	June 30, 2025		
Portfolio	*Interest rate swaps*	*Currency swaps (including forward contracts)*	*Total*
Investments	$ 88	$ 173	$ 261
Loans	4,986	1,054	6,040
Client operations	107	352	459
Borrowings	1,985	3,536	5,521
Other asset / liability management derivatives	393	–	393
Total Exposure	$ 7,559	$ 5,115	$ 12,674

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on the derivative instruments are determined. As of June 30, 2026, the notional amounts of IBRD's derivative contracts outstanding were as follows: interest rate swaps $406,589 million ($445,827 million—June 30, 2025), currency swaps $142,085 million ($129,923 million—June 30, 2025), long positions of other derivatives $449 million ($304 million—June 30, 2025), and short positions of other derivatives $256 million ($115 million—June 30, 2025).

Collateral

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2026 was $10,671 million ($12,627 million—June 30, 2025). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2026, the amount of collateral that would need to be posted would be $7,282 million ($9,241 million—June 30, 2025). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $10,671 million ($12,627 million—June 30, 2025). IBRD received collateral totaling $362 million as of June 30, 2026 ($520 million —June 30, 2025), in relation to derivative transactions.

The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Statements of Income:

Table F4: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars

		Fiscal Year Ended June 30,		
Type of instrument [a]	*Reported as:*	*2026*	*2025*	*2024*
Interest rate swaps	Unrealized mark-to-market gains on non-trading portfolios, net	$ (1,585)	$ 6,283	$ 3,324
Currency swaps (including forward contracts)		(488)	1,897	1,145
Total		$ (2,073)	$ 8,180	$ 4,469

a. For disclosures related to derivatives in trading portfolio, see Table F5.

All of the instruments in IBRD's investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

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The following table provides information on mark-to-market gains and losses on the trading securities, net and their location on the Statements of Income:

Table F5: Mark-to-market gains or losses on Trading securities, net

In millions of U.S. dollars

		Fiscal Year Ended June 30,		
Type of instrument [a]	*Reported as:*	*2026*	*2025*	*2024*
Fixed income	Mark-to-market gains on trading securities, net	$ 283	$ 9	$ (1)
Equity and other fund investments [b]		168	122	84
Other forward contracts		156	83	8
Total		$ 607	$ 214	$ 91

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.

b. Related to PEBP holdings and investments related to LPF1 and GFPP.

NOTE G—RETAINED EARNINGS AND BOARD OF GOVERNORS APPROVED TRANSFERS

Retained earnings are comprised of the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars

	June 30, 2026	*June 30, 2025*
Special reserve	$ 293	$ 293
General reserve	35,465	34,058
Pension reserve	1,066	987
Surplus	—	—
Cumulative fair value adjustments [a]	1,643	1,390
Unallocated net income	3,161	2,915
Restricted retained earnings	7	11
Other reserves [b]	808	729
Total	$ 42,443	$ 40,383

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.

b. Primarily comprised of $280 million of currency remeasurement gains/losses, net ($324 million - June 30, 2025), $327 million ($301 million - June 30, 2025) and $198 million ($100 million - June 30, 2025) balances available for LPF1 and the GFPP, respectively.

In February 2026, IBRD's Board approved a release of PCRF assets and as a result, $225 million was transferred from the Pension Reserve to the General Reserve.

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Board of Governors-approved transfers that were expensed during the stated fiscal years are included in the following table:

Table G2: Board of Governors-approved transfers expensed

In millions of U.S. dollars

Transfers to:		*2026*		*2025*		*2024*
IDA	$	782	$	515	$	291
Trust fund for Gaza and West Bank		300		300		80
LPF1		15		*		—
GFPP		4		—	$	—
Total	$	1,101	$	815	$	371

** Indicates amount less than $0.5 million.*

On September 8, 2025, IBRD's Board of Governors approved a transfer of $782 million to the International Development Association (IDA) out of the net income earned in the fiscal year ended June 30, 2025 and was recorded in Board of Governors-approved transfers on the Statements of Income. The transfer to IDA was made on September 23, 2025.

On September 8, 2025, IBRD's Board of Governors approved contributions from Surplus of $300 million to the Trust Fund for Gaza and the West Bank. Contributions to the Trust Fund for Gaza and West Bank are recorded in Board of Governors-approved transfers on the Statements of Income. This amount was paid on September 22, 2025.

There were no amounts payable for the transfers approved by the Board of Governors as of June 30, 2026, or June 30, 2025.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Board of Governors approved transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table H1: IBRD's receivables and payables with affiliated organizations

In millions of U.S. dollars

	June 30, 2026				*June 30, 2025*			
	IDA	*IFC*	*MIGA*	*Total*	*IDA*	*IFC*	*MIGA*	*Total*
Receivable (payable) for administrative services, net	$ 679 [a]	$ (19)	$ 17	$ 677	$ 631	$ (64)	$ 17	$ 584
Payable for PCRF investments	(682)	(474)	—	(1,156)	(721)	(502)	—	(1,223)
Pension and other postretirement benefits	(1,484)	(984)	(41)	(2,509)	(1,086)	(859)	(34)	(1,979)
Total	$ (1,487)	$ (1,477)	$ (24)	$ (2,988)	$ (1,176)	$ (1,425)	$ (17)	$ (2,618)

a. Includes less than $1 million of payables of certain loan related fees.

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The receivables from (payables to) these affiliated organizations are reported on the Balance Sheets as follows:

Table H2: Presentation of IBRD receivables and payables to affiliated organizations in the balance sheet

Receivables / Payables related to:	Reported as:
Administrative services	Other assets / Other liabilities
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities

Administrative Services

Expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2026, IBRD's administrative expenses exclude the share of expenses allocated to IDA of $1,912 million ($1,989 million—fiscal year ended June 30, 2025 and $1,750 million fiscal year ended June 30, 2024).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the fiscal year ended June 30, 2026, IBRD's Non-interest revenue excludes revenue allocated to IDA of $356 million ($330 million—fiscal year ended June 30, 2025 and $326 million fiscal year ended June 30, 2024). IBRD's share of revenue jointly earned is included in Revenue from externally funded activities on the Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:

Table H3: Revenue from contracts with clients

In millions of U.S. dollars

	2026	2025	2024
Trust fund fees	$ 190	$ 179	$ 192
Reimbursable advisory services	91	96	91
Asset management services	39	35	33
Total	$ 320	$ 310	$ 316
Of which:			
IBRD's share	$ 157	$ 157	$ 163
IDA's share	163	153	153

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as a contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.

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The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients: Table H4: Receivables and contract liabilities related to revenue from contracts with clients In millions of U.S. dollars June 30, 2026 June 30, 2025 Receivables $ 123 $ 137 Contract liabilities 152 158 The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Statements of Income, is as follows: Table H5: Fee revenue from affiliated organizations In millions of U.S. dollars 2026 2025 2024 Fees charged to IFC $ 113 $ 109 $ 105 Fees charged to MIGA 7 7 7 Post-Retirement Contribution Reserve Fund Investments These relate to investments that IBRD has made on behalf of IFC associated with the PCRF and are included in Investments-Trading on IBRD’s Balance Sheets. The corresponding payable to IFC is included in Other liabilities – Accounts payable and miscellaneous liabilities on IBRD’s Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions. Pension and Other Postretirement Benefits The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and investment income from PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits. 138

NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Statements of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income (AOCI):

Table I1: AOCI changes

In millions of U.S. dollars

	2026				
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year
Cumulative Translation Adjustments	$ 836	$ (403)	$ —	$ (403)	$ 433
DVA on Fair Value Option elected liabilities	1,664	(1,802)	(18)	(1,820)	(156)
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	7,161	2,183	(251) [a]	1,932	9,093
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(7)	–	2 [a]	2	(5)
Total AOCI	$ 9,654	$ (22)	$ (267)	$ (289)	$ 9,365

Table I1.1:

In millions of U.S. dollars

	2025				
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the fiscal year
Cumulative Translation Adjustments	$ (445)	$ 1,281	$ —	$ 1,281	$ 836
DVA on Fair Value Option elected liabilities	673	1,009	(18)	991	1,664
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,741	3,484	(64) [a]	3,420	7,161
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(15)	–	8 [a]	8	(7)
Total AOCI	$ 3,954	$ 5,774	$ (74)	$ 5,700	$ 9,654

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Table I1.2:

In millions of U.S. dollars

	2024				
	Balance, beginning of the fiscal year	*Changes in AOCI*	*Amounts reclassified into net income*	*Net Changes during the period*	*Balance, end of the fiscal year*
Cumulative Translation Adjustments	$ (295)	$ (150)	$ —	$ (150)	$ (445)
DVA on Fair Value Option elected liabilities	351	321	1	322	673
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	3,490	318	(67)[a]	251	3,741
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(23)	–	8 [a]	8	(15)
Total AOCI	$ 3,523	$ 489	$ (58)	$ 431	$ 3,954

a. See Note K—Pension and Other Post Retirement Benefits.

NOTE J—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of June 30, 2026 and June 30, 2025, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.

Loans and Loan commitments

There were no loans carried at fair value as of June 30, 2026 or June 30, 2025. IBRD's loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD's financial instruments.

Investment securities

Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. As of June 30, 2026, all of the financial instruments in IBRD's investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value, which approximates fair value or NAV. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves and credit spreads. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

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Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements These securities are of a short-term nature and reported at face value, which approximates fair value. Borrowings (i) Discount notes and vanilla bonds Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method, which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. (ii) Structured bonds Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Generalized Forward Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities. (iii) Borrowings, at amortized cost The fair value of borrowings measured at amortized cost would be classified as Level 3 within the fair value hierarchy. Derivative instruments Derivative contracts include currency forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Valuation adjustments on fair value option elected liabilities The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate. 141

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts: Table J1: Fair value and carrying amount of financial assets and liabilities In millions of U.S. dollars June 30, 2026 June 30, 2025 Carrying Value Fair Value Carrying Value Fair Value Assets Due from banks $ 345 $ 345 $ 485 $ 485 Investments-Trading (including Securities purchased under resale agreements) 96,955 96,955 102,688 102,688 Net loans outstanding 287,659 286,527 280,043 278,883 Derivative assets, net 464 464 666 666 Miscellaneous assets 67 67 115 115 Liabilities Borrowings, at fair value $ 308,562 $ 308,562 $ 305,679 $ 305,679 Borrowings, at amortized cost 683 772 482 489 Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received — — 312 312 Derivative liabilities, net 10,424 10,424 12,454 12,454 As of June 30, 2026, IBRD’s signed loan commitments were $87 billion ($77 billion—June 30, 2025) and had a fair value of $0.26 billion ($(0.01) billion—June 30, 2025). 142

The following tables present IBRD's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of the investments included in the Other fund investments that are measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table J2: Fair value hierarchy of IBRD's assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis			
	June 30, 2026			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets:				
Investments–Trading				
Government, agency and corporate obligations	$ 12,931	$ 27,193	$ —	$ 40,124
Time deposits	3,674	45,648	—	49,322
ABS	—	3,989	—	3,989
Other fund investments [a]	—	514	—	3,188
Equity securities	328	—	—	328
Total Investments–Trading	$ 16,933	$ 77,344	$ —	$ 96,951
Securities purchased under resale agreements	$ 4	$ —	$ —	$ 4
Derivative assets				
Currency swaps and forward contracts	$ —	$ 5,447	$ 691	$ 6,138
Interest rate swaps	—	6,454	112	6,566
Other [b]	—	—	—	—
Gross Total	$ —	$ 11,901	$ 803	$ 12,704
Miscellaneous assets	$ —	$ 67	$ —	$ 67
Liabilities:				
Borrowings, at fair value	$ —	$ 303,444	$ 5,118	$ 308,562
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$ —	$ —	$ —	$ —
Derivative liabilities				
Currency swaps and forward contracts	$ —	$ 5,787	$ 53	$ 5,840
Interest rate swaps	—	16,969	56	17,025
Other [b]	1	—	—	1
Gross Total	$ 1	$ 22,756	$ 109	$ 22,866
Accounts payable and miscellaneous liabilities	$ —	$ —	$ —	$ —

a. Includes Investments held by LPF1 and GFPP of $514 million, which are carried at fair value and investments in PEBP holdings of $2,674 million, which are carried at NAV and excluded from the fair value hierarchy.

b. Includes swaptions, options, and futures contracts.

c. Excludes payable for cash collateral received of $86 million.

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Table J2.1:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis June 30, 2025			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments–Trading				
Government agency and corporate obligations	$ 15,957	$ 28,194	$ —	$ 44,151
Time deposits	2,750	49,533	—	52,283
ABS	—	3,210	—	3,210
Other fund investments [a]	—	416	—	2,775
Equity securities	255	—	—	255
Total Investments–Trading	$ 18,962	$ 81,353	$ —	$ 102,674
Securities purchased under resale agreements	$ 14	$ —	$ —	$ 14
Derivative assets				
Currency swaps and forward contracts	$ —	$ 4,926	$ 189	$ 5,115
Interest rate swaps	—	7,392	$ 167	7,559
Other [b]	2	—	—	2
Gross Total	$ 2	$ 12,318	$ 356	$ 12,676
Miscellaneous assets	$ —	$ 115	$ —	$ 115
Liabilities:				
Borrowings, at fair value	$ —	$ 300,845	$ 4,834	$ 305,679
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$ —	$ 312	$ —	$ 312
Derivative liabilities				
Currency swaps and forward contracts	$ —	$ 7,097	$ 95	$ 7,192
Interest rate swaps	—	17,331	192	17,523
Other [c]	—	—	$ —	$ —
Gross Total	$ —	$ 24,428	$ 287	$ 24,715
Accounts payable and miscellaneous liabilities	$ —	$ 5	$ —	$ 5

a. Includes investments held by LPF1 and GFPP of $416 million, carried at fair value, and investments in PEBP holdings of $2,359 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes swaptions, options, and futures contracts.

c. Excludes payable for cash collateral received of $32 million.

IBRD's Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

144

For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the fiscal year ended June 30, 2026 and the fiscal year ended June 30, 2025, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

IBRD entered into transactions which have an embedded option associated with an equity index. Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements. Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD's borrowings.

Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars

Portfolio	*Fair Value as of June 30, 2026*	*Fair Value as of June 30, 2025*	*Valuation Technique*	*Unobservable input*	*Range (average), June 30, 2026*	*Range (average), June 30, 2025*
Borrowings	$ 5,118	$ 4,834	Discounted Cash Flow	Correlations	-11% to 84% (10%)	-14% to 80% (10%)
				Interest rate volatilities	45% to 60% (56%)	66% to 72% (70%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
Derivative assets/(liabilities), net	$ 694	$ 69	Discounted Cash Flow	Correlations	-11% to 84% (10%)	-14% to 80% (10%)
				Interest rate volatilities	45% to 60% (56%)	66% to 72% (70%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)

145

The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars

	2026				*2025*			
	Level 2		*Level 3*		*Level 2*		*Level 3*	
Borrowings								
Transfer into (out of)	$	209	$	(209)	$	91	$	(91)
Transfer (out of) into		—	$	—		(103)	$	103
	$	209	$	(209)	$	(12)	$	12
Derivative assets, net								
Transfer into (out of)	$	8	$	(8)	$	10	$	(10)
Transfer (out of) into		–	$	—		(3)	$	3
		8	$	(8)		7	$	(7)
Derivative liabilities, net								
Transfer (into) out of	$	(18)	$	18	$	(1)	$	1
Transfer out of (into)	$	—		–	$	21		(21)
		(18)	$	18		20	$	(20)
Total Derivative Transfers, net	$	(10)	$	10	$	27	$	(27)

The following tables provide a summary of changes in the fair value of IBRD's Level 3 borrowings and derivatives:

Table J5: Borrowings Level 3 changes

In millions of U.S. dollars

	June 30, 2026		*June 30, 2025*	
Beginning of the fiscal year	$	4,834	$	4,055
Issuances		758		796
Settlements		(862)		(430)
Total realized/unrealized mark-to-market losses in:				
Net income		511		335
Other comprehensive income		86		66
Transfers (from) to Level 3, net		(209)		12
End of the fiscal year	$	5,118	$	4,834

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Table J6: Derivatives Level 3 changes

In millions of U.S. dollars

	2026			2025		
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)		
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$ 93	$ (24)	$ 69	$ 31	$ (62)	$ (31)
Issuances	—	7	7	—	—	—
Settlements	(27)	190	163	44	(53)	(9)
Total realized/unrealized mark-to-market gains (losses) in:						
Net income	541	(133)	408	27	96	123
Other comprehensive income	37	—	37	18	(5)	13
Transfers (from) to Level 3, net	(6)	16	10	(27)	—	(27)
End of the fiscal year	$ 638	$ 56	$ 694	$ 93	$ (24)	$ 69

Information on the unrealized gains or losses included in the Statements of Income and Statements of Comprehensive Income relating to IBRD's Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table J7: Unrealized gains or losses relating to IBRD's Level 3 borrowings and derivatives

In millions of U.S. dollars

	2026	*2025*	*2024*
Reported as:			
Borrowings			
Net income (loss)[a]	$ 215	(302)	$ 210
Other Comprehensive (loss) income [b]	(89)	(66)	83
Derivatives			
Net (loss) income [a]	$ (160)	$ 316	$ (107)
Other Comprehensive income (loss) [c]	47	11	(91)

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Statements of Income.

b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Statements of Comprehensive Income.

c. Amounts are included in Currency translation adjustment on functional currency, in the Statements of Comprehensive Income.

Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars

	Fair Value	*Principal Amount Due Upon Maturity*	*Difference*
June 30, 2026	$ 308,562	$ 331,000	$ (22,438)
June 30, 2025	$ 305,679	$ 325,327	$ (19,648)

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The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statements of Other Comprehensive Income: Table J9: Changes in fair value due to IBRD’s own credit risk In millions of U.S. dollars Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities 2026 2025 DVA on Fair Value Option Elected Liabilities $ (1,802) $ 1,009 Amounts reclassified to net income upon derecognition of a liability (18) (18) Net change in DVA on Fair Value Option Elected Liabilities $ (1,820) $ 991 As of June 30, 2026, IBRD’s Balance Sheets included a DVA of $156 million cumulative losses ($1,664 million cumulative gains—June 30, 2025) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option. NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP (collectively "the Pension Plans") that cover substantially all of their staff members. The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP. IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary. 148

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table K1: Pension Plan benefit costs

In millions of U.S. dollars

	SRP			RSBP			PEBP		
	2026	2025	2024	2026	2025	2024	2026	2025	2024
Service cost	$ 384	$ 424	$ 401	$ 75	$ 111	$ 112	$ 72	$ 77	$ 82
Interest cost	1,147	1,152	1,011	149	180	162	113	110	99
Expected return on plan assets	(1,483)	(1,492)	(1,377)	(269)	(266)	(243)	—	—	—
Amortization of unrecognized net actuarial (gains) [a]	(119)	—	—	(128)	(64)	(67)	(4)	—	—
Amortization of unrecognized prior service costs [a]	—	3	3	2	2	2	—	3	3
Net periodic pension cost	$ (71)	$ 87	$ 38	$ (171)	$ (37)	$ (34)	$ 181	$ 190	$ 184
of which:									
IBRD's share	$ (33)	$ 41	$ 18	$ (79)	$ (18)	$ (16)	$ 84	$ 89	$ 88
IDA's share	(38)	46	20	(92)	(19)	(18)	97	101	96

	2026	2025	2024
Net periodic pension cost (all three plans combined)			
IBRD's share	$ (28)	$ 112	$ 90
IDA's share	(33)	128	98

a. Included in Amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.

IDA's share of benefit costs is included as a payable to/receivable from IDA in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets (see Note H—Transactions with Affiliated Organizations).

The components of net periodic pension cost, other than the service cost component, are included in Noninterest expenses – Other item in the Statements of Income. The service cost component is included in Noninterest expenses – Administrative expenses.

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The following table provides details of the Pension service cost: Table K2: Pension service cost In millions of U.S. dollars 2026 SRP RSBP PEBP Total Service cost $ 384 $ 75 $ 72 $ 531 Of which: IBRD’s share $ 178 $ 35 $ 34 $ 247 IDA’s share 206 40 38 284 In millions of U.S. dollars 2025 SRP RSBP PEBP Total Service cost $ 424 $ 111 $ 77 $ 612 Of which: IBRD’s share $ 199 $ 52 $ 36 $ 287 IDA’s share 225 59 41 325 In millions of U.S. dollars 2024 SRP RSBP PEBP Total Service cost $ 401 $ 112 $ 82 $ 595 Of which: IBRD’s share $ 191 $ 53 $ 40 $ 284 IDA’s share 210 59 42 311 150

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD's investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and other fund investments.

Table K3: PBO, funded status and accumulated benefit obligations

In millions of U.S. dollars

	SRP		*RSBP*		*PEBP*	
	2026	*2025*	*2026*	*2025*	*2026*	*2025*
Projected Benefit Obligations						
Beginning of year	$ 21,555	$ 22,166	$ 2,725	$ 3,408	$ 2,070	$ 2,097
Service cost	384	424	75	111	72	77
Interest cost	1,147	1,152	149	180	113	110
Participant contributions	202	193	36	34	6	5
Benefits paid	(1,096)	(1,073)	(125)	(126)	(71)	(58)
Actuarial loss (gain)	91	(1,307)	240	(882)	28	(161)
End of year	22,283	21,555	3,100	2,725	2,218	2,070
Fair value of plan assets						
Beginning of year	27,400	25,689	4,921	4,540		
Participant contributions	202	193	36	34		
Actual return on assets	3,646	2,454	648	438		
Employer contributions	145	137	27	35		
Benefits paid	(1,096)	(1,073)	(125)	(126)		
End of year	30,297	27,400	5,507	4,921		
Funded Status-Over (Under) [a]	$ 8,014	$ 5,845	$ 2,407	$ 2,196	$ (2,218)	$ (2,070)
Accumulated Benefit Obligations	$ 21,238	$ 20,506	$ 3,100	$ 2,725	$ 2,076	$ 1,925

a. Over-Funded status is included in Other Assets – Assets under retirement benefits plans on the Balance Sheets and Under - Funded status Other liabilities – Liabilities under retirement benefits plans on the Balance Sheets.

As of June 30, 2026, the SRP and RSBP were overfunded by $8,014 million and $2,407 million, respectively. The PEBP, after reflecting IBRD and IDA's share of assets which totals $2,690 million, within IBRD's investment portfolio, was overfunded by $472 million.

During the fiscal years ended June 30, 2026 and June 30, 2025, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Income/Loss relating to Pension and Other Postretirement Benefits:

Table K4: Amounts included in Accumulated Other Comprehensive Income as of June 30, 2026

In millions of U.S. dollars

	SRP	*RSBP*	*PEBP*	*Total*
Net actuarial (gains)	$ (6,443)	$ (2,436)	$ (214)	$ (9,093)
Prior service cost	—	5	—	5
Net amount recognized in Accumulated Other Comprehensive Income	$ (6,443)	$ (2,431)	$ (214)	$ (9,088)

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Table K4.1: Amounts included in Accumulated Other Comprehensive Income as of June 30, 2025

In millions of U.S. dollars

	SRP	*RSBP*	*PEBP*	*Total*
Net actuarial (gains)	$ (4,491)	$ (2,424)	$ (246)	$ (7,161)
Prior service cost	—	7	—	7
Net amount recognized in Accumulated Other Comprehensive Income	$ (4,491)	$ (2,417)	$ (246)	$ (7,154)

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs:

Table K5: Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP		*RSBP*		*PEBP*	
	2026	*2025*	*2026*	*2025*	*2026*	*2025*
Discount rate	5.60	5.50	5.70	5.60	5.70	5.50
Rate of compensation increase	4.70	4.80			4.70	4.80
Health care growth rates						
– at end of fiscal year			8.00	6.00		
Ultimate health care growth rate			4.00	4.00		
Year in which ultimate rate is reached			2033	2033		
Interest crediting rate	5.00	5.00	n.a	n.a	5.00	5.00

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Table K6: Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP		
	2026	*2025*	*2024*	*2026*	*2025*	*2024*	*2026*	*2025*	*2024*
Discount rate	5.50	5.30	4.90	5.60	5.40	4.90	5.50	5.30	4.90
Expected return on plan assets	5.50	5.90	5.70	5.50	5.90	5.70			
Rate of compensation increase	4.80	5.20	5.10				4.80	5.20	5.10
Health care growth rates									
– at end of fiscal year				6.00	5.40	5.40			
Ultimate health care growth rate				4.00	4.40	4.20			
Year in which ultimate rate is reached				2033	2031	2031			
Interest crediting rate	5.00	5.40	5.20	n.a	n.a	n.a	5.00	5.40	5.20

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2026, the net actuarial gains were primarily driven by an increase in the value of the plan assets in excess of expected asset returns and by the increase in the discount rate, offset by changes in demographic experience for all plans and updated medical cost trend rates for the RSBP. For the fiscal year ended June 30, 2025, the net actuarial gains were primarily attributable to the decrease in the expected inflation assumption and an increase in the nominal discount rate, offset by changes in demographic experience. In addition, there was an increase in the value of the plan assets that exceeded the expected asset returns.

Investment Strategy

The investment policies establish the framework for investment of plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The most recent comprehensive review of the SAA was completed by the Pension Finance Committee (PFC) in April 2024, resulting in modest shifts across equity and alternative asset allocations, reflecting a disciplined and deliberate approach to portfolio positioning. The updated SAA became effective on July 1, 2024.

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The following table presents the policy asset allocation and the actual asset allocations by asset category for the SRP and RSBP:

Table K7: Policy and actual asset allocations

	SRP			*RSBP*		
	Policy allocation	*Actual Allocation (%)*		*Policy allocation*	*Actual Allocation (%)*	
Asset class	*2026 (%)*	*2026*	*2025*	*2026 (%)*	*2026*	*2025*
Fixed income and Cash	20	21	19	20	21	20
Credit Strategies	7	6	8	7	6	7
Public equity	29	27	25	29	28	25
Private equity	20	22	24	20	21	23
Absolute return strategies	9	9	9	9	9	9
Real assets [a]	15	14	14	15	14	15
Other [b]	—	1	1	—	1	1
Total	100	100	100	100	100	100

a. Includes public and private real estate, infrastructure and timber.

b. Includes authorized investments that are outside the policy allocations primarily in hedge funds.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. Despite such diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2026, the largest exposure to a single counterparty was 13% and 14% of the plan assets in SRP and RSBP, respectively (12% and 13%, respectively—June 30, 2025).

Risk Management Practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events. Multi-factor risk analysis is also used to assess total portfolio risk at the absolute level and enhance understanding of market and economic risk drivers.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis, which provide helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers' due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining the maximum allocation to illiquid investment vehicles.

The Plans introduced additional measures to strengthen the oversight of key risks, including concentration risk, cross-holding risk, thematic exposures, and other relevant risks. These risks are now

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monitored regularly at the total plan level. Through this enhanced monitoring, the Plans seek to ensure that the portfolio remains well diversified and is not unduly exposed to any single factor.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following tables present the fair value hierarchy of major categories of plan assets:

Table K8: Plan assets fair value hierarchy

In millions of U.S. dollars

	June 30, 2026							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Short-term investments	$ 6	$ 25	$ —	$ 31	$ 4	$ 8	$ —	$ 12
Securities purchased under resale agreements	7	—	—	7	—	—	—	—
Government and agency securities	4,023	396	—	4,419	770	76	—	846
Corporate and convertible bonds	—	529	—	529	—	99	—	99
ABS	—	262	—	262	—	48	—	48
MBS	—	739	—	739	—	133	—	133
Total debt securities	4,036	1,951	—	5,987	774	364	—	1,138
Equity securities								
Stocks	2,849	—	—	2,849	592	—	—	592
Mutual funds	113	—	—	113	21	—	—	21
Real estate investment trusts (REITs)	189	—	—	189	29	—	—	29
Total equity securities	3,151	—	—	3,151	642	—	—	642
Other funds at NAV [a]								
Commingled funds	—	—	—	5,528	—	—	—	946
Private equity funds	—	—	—	6,826	—	—	—	1,169
Private credit funds	—	—	—	1,905	—	—	—	330
Real asset funds (including infrastructure and timber)	—	—	—	3,911	—	—	—	754
Hedge funds	—	—	—	2,864	—	—	—	511
Total other funds	—	—	—	21,034	—	—	—	3,710
Derivative assets/liabilities	—	2	—	2	—	—	—	—
Other assets/liabilities, net [b]	—	—	—	123	—	—	—	17
Total assets	$ 7,187	$ 1,953	$ —	$ 30,297	$ 1,416	$ 364	$ —	$ 5,507

a. Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.

b. Includes receivables and payables carried at amounts that approximate fair value.

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K8.1

In millions of U.S. dollars

	June 30, 2025							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Short-term investments	$ 9	$ 8	$ —	$ 17	$ 4	$ 4	$ —	$ 8
Securities purchased under resale agreements	150	—	—	150	35	—	—	35
Government and agency securities	3,434	461	—	3,895	666	94	—	760
Corporate and convertible bonds	—	385	—	385	—	73	—	73
ABS	—	199	—	199	—	37	—	37
MBS	—	618	—	618	—	106	—	106
Total debt securities	3,593	1,671	—	5,264	705	314	—	1,019
Equity securities								
Stocks	2,607	—	—	2,607	485	—	—	485
Mutual funds	—	—	—	—	—	—	—	—
Real estate investment trusts (REITs)	184	—	—	184	27	—	—	27
Total equity securities	2,791	—	—	2,791	512	—	—	512
Other funds at NAV [a]								
Commingled funds	—	—	—	4,365	—	—	—	746
Private equity funds	—	—	—	6,459	—	—	—	1,126
Private credit funds	—	—	—	2,072	—	—	—	352
Real asset funds (including infrastructure and timber)	—	—	—	3,680	—	—	—	703
Hedge funds	—	—	—	2,590	—	—	—	444
Total other funds	—	—	—	19,166	—	—	—	3,371
Derivative assets/liabilities	8	(1)	—	7	3	—	—	3
Other assets/liabilities, net [b]	—	—	—	172	—	—	—	16
Total assets	$ 6,392	$ 1,670	$ —	$ 27,400	$ 1,220	$ 314	$ —	$ 4,921

a. Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.

b. Includes receivables and payables carried at amounts that approximate fair value.

Valuation Methods and Assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets. Investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management's view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include discount notes, securities purchased under resale agreements, U.S. Treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and domestic and foreign corporations. Debt securities also include investments in ABS such as collateralized mortgage obligations and MBS. Debt securities are not listed on an exchange and are valued by independent pricing vendors either using direct quoted prices in active markets or valuation techniques incorporating observable market inputs such as comparable trades, dealer quotes, interest rates, prepayment speeds, spreads and other market data. Management believes its estimates of fair value are reasonable based on sourcing securities prices from multiple independent third-party vendors and periodic reviews over valuation. Money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

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Equity securities Equity securities (including REITs) represent investments in entities in various industries and countries. Investments in public equity listed on securities exchanges are valued at the quoted closing price on the last business day of the reporting period. Commingled funds Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments. Private equity funds Private equity funds include investments primarily in buyout, venture, growth capital, and secondary funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life-cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. Private credit funds Private credit funds include investments primarily in corporate and asset-based private lending funds. The funds with these strategies offer attractive yields with downside protection compared to public credit markets. Many of these funds are in the investment phase of their life cycle. Private credit investments do not have a readily determinable fair value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. Real asset funds (including real estate, infrastructure and timber) Real asset funds include several funds which invest in core real assets, non-core real assets and infrastructure investments such as debt, value add, and opportunistic equity investments. It also includes investments in timber funds. Real asset investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds. Absolute Returns strategies Absolute Return strategies represent a portfolio comprising hedge funds. These funds consist of investments in equity fundamental, equity quantitative, fixed income arbitrage, multi strategy, macro discretionary, macro quantitative, volatility arbitrage, and merger arbitrage strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds. Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the Balance Sheet date. Investment in derivatives Investment in derivatives such as equity or bond futures, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the- counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs. Exchange-traded derivatives are valued based on either quoted market prices or the most recent sales price available from recognized exchanges. 157

Estimated Future Benefit Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:

Table K9: Expected benefit payments

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2026 - June 30, 2027	$ 1,239	$ 100	$ 98
July 1, 2027 - June 30, 2028	1,272	109	102
July 1, 2028 - June 30, 2029	1,319	119	109
July 1, 2029 - June 30, 2030	1,369	129	116
July 1, 2030 - June 30, 2031	1,415	139	123
July 1, 2031 - June 30, 2036	7,774	835	725

Expected Contributions

IBRD's contribution to the SRP and RSBP varies from year to year, as determined by the PFC, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2026 is $182 million and $31 million, respectively.

NOTE L—TRUST FUNDS ADMINISTRATION AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or Bank-executed activities.

Recipient-executed activities for trust funds involve activities carried out by a recipient third-party executing agency. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

Bank-executed activities for trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to Bank-executed activities for trust funds:

Table L1: Expenses for Bank-executed activities for trust funds

In millions of U.S. dollars

	2026	2025	2024
Expenses for Bank-executed activities for trust funds	$ 629	$ 604	$ 612

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These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statements of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.

The following table summarizes all undisbursed contributions made by third party donors to Bank-executed activities for trust funds, recognized on the Balance Sheets:

Table L2: Undisbursed contributions by third party donors to Bank-executed activities for trust funds

In millions of U.S. dollars

	2026	2025
Bank-executed activities for trust funds	$ 557	$ 575

These amounts are included in Other assets - Miscellaneous and the corresponding liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheets.

Revenues

IBRD's revenues for the administration of trust fund operations were as follows:

Table L3: Trust fund administration revenues

In millions of U.S. dollars

	2026	2025	2024
Revenues	$ 93	$ 91	$ 99

These amounts are included in Revenue from externally funded activities in the Statements of Income.

Revenue collected from donor contributions for trust fund administration fees, but not yet earned by IBRD totaling $77 million as of June 30, 2026 ($87 million—June 30, 2025) is included in Other assets - Miscellaneous and in Other liabilities – Accounts payable and miscellaneous liabilities, respectively on the Balance Sheets.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes, and receives a fee for these services.

During the fiscal year ended June 30, 2026, IBRD's fee revenue from investment management activities totaled $19 million ($18 million—June 30, 2025 and $17 million—June 30, 2024) and is included in Revenue from externally funded activities in the Statements of Income.

NOTE M—SEGMENT REPORTING

IBRD has determined that it has a single reportable operating segment. The President is the Chief Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IBRD to assess performance and allocate resources.

The Administrative budget for IBRD and IDA is approved and managed as a single resource. The CODM receives expense information on a combined basis for IBRD and IDA. As a result, no significant segment expense amounts are presented separately for IBRD to the CODM. The measure of segment profit or loss is at the entity level and is reported on the Statements of Income as Net income (loss). The measure of segment assets is reported on the Balance Sheets as Total assets.

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The following table presents IBRD's revenues by products/services:

Table M1: Revenues by products/services

In millions of U.S. dollars

Revenue	*Fiscal Year Ended June 30,* 2026	2025	2024
Loan Revenue [a]	$ 13,236	$ 14,431	$ 14,712
Revenue from externally funded activities	974	947	960
Guarantee fees [b]	59	41	42
Total	$ 14,269	$ 15,419	$ 15,714

a. For the fiscal year ended June 30, 2026 excludes interest income from loan related derivatives of $686 million ($1,022 million—June 30, 2025 and $1,268 million—June 30, 2024) and includes commitment charges of $126 million ($152 million—June 30, 2025 and $149 million—June 30, 2024)

b. Included in Non-interest revenue-Other,net on the Statements of Income and excludes recoverable asset related to guarantees received and other miscellaneous income of $44 million for the fiscal year ended June 30, 2026 ($129 million—June 30, 2025 and Nil—June 30, 2024)

NOTE N—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2026, is not expected to have a material adverse effect on IBRD's financial position, results of operations or cash flows.

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Information Statement International Bank for Reconstruction and Development No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated. TABLE OF CONTENTS Page Availability of Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Summary Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2 Overview . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 Executive Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 Financial Results . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12 Lending Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24 Other Development Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 Investment Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36 Borrowing Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38 Capital Activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 41 Risk Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44 Contractual Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63 Pension and other Post-Retirement Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .64 Critical Accounting Policies and the Use of Estimates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .66 Governance and Controls . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 68 Reconciliations of Components of Allocable Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .72 Affiliated Organizations—IFC, IDA and MIGA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 73 Administration of IBRD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74 The Articles of Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 77 Legal Status, Privileges and Immunities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .77 Fiscal Year, Announcements, and Allocation of Net Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .78 Fees to External Auditors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78 Appendix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79 Index to Financial Statements and Internal Control Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .83